 As filed with the Securities and Exchange Commission on January 30, 2002

                                                                File No. 0-33161
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              Amendment No. 2


                                       to

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                     APRISMA MANAGEMENT TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                 Delaware                                   02-0513811
      (State or Other Jurisdiction of                    (I.R.S. Employer
      Incorporation or Organization)                    Identification No.)

                               ----------------

                              121 Technology Drive
                          Durham, New Hampshire 03824
             (Address of Principal Executive Offices and Zip Code)

                               ----------------

       Registrant's Telephone Number, Including Area Code: (603) 334-2100

                               ----------------

     Securities to be Registered Pursuant to Section 12(b) of the Act: None

            Title of Each Class                   Name of Each Exchange on Which
            to be so Registered                   Each Class is to be Registered
            -------------------                   ------------------------------
                    --                                          --

       Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.01 per share
                                (Title of Class)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     APRISMA MANAGEMENT TECHNOLOGIES, INC.

                I. INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

   Our Information Statement is attached to this Form 10 as Annex A. For your convenience, we have provided a cross-reference sheet identifying where the items required by Form 10 can be found in our Information Statement. The sections of our Information Statement identified below are incorporated into this Form 10 by reference.

    Cross-Reference Sheet Between Information Statement and Items of Form 10


 Item No. Item Caption               Location in Information Statement
 -------- ------------               ---------------------------------
    1.    Business................   "Summary," "The Distribution," "Risk
                                     Factors," "Capitalization," "Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations,"
                                     "Business" and "Relationship With Enterasys
                                     and Riverstone"

    2.    Financial Information...   "Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations," "Qualitative and Quantitative
                                     Disclosures About Market Risk" and "Selected
                                     Consolidated Financial Data"

    3.    Properties..............   "Business--Facilities"

    4.    Security Ownership of
           Certain Beneficial        "Management" and "Stock Ownership"
           Owners and Management..

    5.    Directors and Executive    "Management"
           Officers...............

    6.    Executive Compensation..   "Management"

    7.    Certain Relationships
           and Related               "Relationship With Enterasys and Riverstone,"
           Transactions...........   "Indebtedness of Management" and
                                     "Transactions With the Strategic Investors"

    8.    Legal Proceedings.......   "Business--Legal Proceedings" and "Risk
                                     Factors"

    9.    Market Price of and
           Dividends on the
           Registrant's Common       "The Distribution," "Dividend Policy" and
           Equity and Related        "Description of Capital Stock"
           Stockholder Matters....

   10.    Recent Sales of            Not included in Information Statement (see
           Unregistered              Part II below)
           Securities.............

   11.    Description of
           Registrant's Securities   "Description of Capital Stock"
           to be Registered.......

   12.    Indemnification of
           Officers and              "Management--Limitation of Liability and
           Directors..............   Indemnification Matters"

   13.    Financial Statements and
           Supplementary Data.....   "Financial Statements" and "Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations"

   14.    Changes in and
           Disagreements with
           Accountants on            Not Applicable
           Accounting and
           Financial Disclosure...

   15.    Financial Statements and   "Financial Statements" and Part II
           Exhibits...............

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10. Recent Sales of Unregistered Securities

   In the three years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

   1. On December 9, 1999, we issued 333 shares of our common stock to Cabletron Systems, Inc, which is now known as "Enterasys Networks, Inc." ("Cabletron" or "Enterasys"), in exchange for aggregate consideration of $10.00.

   2. On August 28, 2000, we issued 38,491,222 shares of our Series A convertible preferred stock to Cabletron as consideration for the transfer to us by Cabletron of certain assets and liabilities pursuant to an asset contribution agreement.


   3. On August 30, 2000, we granted to Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P., and Morgan Stanley Dean Witter Equity Funding, Inc. and its transferees (collectively, the "strategic investors") a series of rights to purchase shares of our common stock. We issued these rights in the context of a transaction involving the issuance of securities by Cabletron and the issuance of similar rights by several of Cabletron's other subsidiaries. Cabletron allocated an aggregate of $588,000 of the total purchase price for all of the securities issued by Cabletron and its subsidiaries to the strategic investors in this transaction to us as the portion of the total proceeds which related to the rights we issued in the transaction. Following is a summary of the three categories of rights we issued to the strategic investors.

 Stock Purchase Rights

   We issued to the strategic investors rights to purchase our common stock, which as of December 31, 2001, entitled the strategic investors to purchase:
(a) up to 137,774 shares of common stock at an exercise price of $24.99 per share; (b) up to 275,546 shares of common stock at an exercise price of $24.99 per share; (c) up to 275,546 shares of common stock at an exercise price of $31.93 per share; and (d) up to 91,848 shares of common stock at an exercise price of $43.88 per share. These amounts include adjustments due to the planned formation of Aprisma Management Technologies LLC and related transactions discussed elsewhere in this Registration Statement. The strategic investors may alternatively exercise the rights described in (b), (c), and (d) above at the closing price of our common stock on the distribution date. These rights become exercisable 10 business days prior to the distribution of our common stock by Enterasys and remain so for 30 business days following the distribution. In addition, if we issue additional stock options to directors, officers, employees or consultants such that the total number of such options we have issued exceeds a specified level of our fully diluted common stock, the stock purchase rights provide for an adjustment so that, for the same aggregate exercise price, the stock purchase rights will be exercisable for a number of shares sufficient to maintain agreed upon fully diluted percentage ownership levels of our common stock. These rights contain additional and different provisions applicable upon an initial public offering or sale of us.


 IPO Valuation Warrants

   If the gross price paid per share in any initial public offering of our common stock prior to the distribution of our common stock by Enterasys, multiplied by the number of shares of common stock outstanding immediately after such offering on a fully diluted basis, exceeds $869 million, we are required to issue warrants to the strategic investors to purchase a number of shares of our common stock equal to $1.25 million divided by the gross price per share paid in that offering, exercisable at a price per share equal to the gross price per share in the initial public offering. This right will terminate upon the distribution of our shares of common stock by Enterasys.

 Spin-Off Warrants

   In connection with the distribution of our common stock by Enterasys, we are required to issue warrants to the strategic investors to purchase a number of shares of our common stock equal to the number of shares that the strategic investors would have received in the distribution if they had exercised the Enterasys warrants they then hold immediately prior to the record date for the distribution. As of December 31, 2001, the strategic investors held warrants to purchase 7,562,221 shares of Enterasys common stock. The exercise prices of the warrants that we will issue cannot be determined at this time because the calculation depends upon the trading price of our common stock and of Enterasys common stock following the distribution of our shares by Enterasys. These warrants will be immediately exercisable and will expire on August 29, 2007.

   4. On December 6, 2000, we issued 785,556 shares of our Series B Convertible Preferred Stock to CPQ Holdings, Inc., an affiliate of Compaq Computer Corporation, in exchange for $14 million.

   5. On January 17, 2002, we issued 3,107,077 shares of our Series A convertible preferred stock to Enterasys in exchange for $10,098,000.


   We issued the securities listed above in reliance upon exemptions from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions not involving a public offering.

Item 15. Financial Statements and Exhibits

   (a) Financial Statements

                                                                           Page
Consolidated Financial Statements:                                         ----
  Consolidated Balance Sheets--February 29, 2000, March 3, 2001 and
   December 1, 2001 (Unaudited)...........................................  F-3
  Consolidated Statements of Operations--Years ended February 28, 1999,
   February 29, 2000 and March 3, 2001, and nine months ended December 2,
   2000 (Unaudited) and December 1, 2001 (Unaudited)......................  F-4
  Consolidated Statements of Stockholders' Equity--Years ended February
   28, 1999, February 29, 2000 and March 3, 2001, and nine months ended
   December 1, 2001 (Unaudited)...........................................  F-5
  Consolidated Statements of Cash Flows--Years ended February 28, 1999,
   February 29, 2000 and March 3, 2001, and nine months ended December 2,
   2000 (Unaudited) and December 1, 2001 (Unaudited)......................  F-6

Financial Statement Schedule:
  Schedule I--Valuation and Qualifying Accounts for the years ended
   February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 1, 2001 (Unaudited)..............................  S-1

   (b) Exhibits

   The following exhibits are filed with this Registration Statement:


 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  2.1+*  Amended and Restated Transformation Agreement, effective as of June 3,
         2000, among Cabletron Systems, Inc. ("Cabletron"), Aprisma Management
         Technologies, Inc. ("Aprisma"), Enterasys Networks, Inc., then a subsidiary of Cabletron ("Enterasys"), GlobalNetwork Technology
         Services, Inc. ("GNTS") and Riverstone Networks, Inc. ("Riverstone").

  2.2*   Agreement Regarding Amended and Restated Transformation Agreement.

  2.3+*  Amended and Restated Asset Contribution Agreement, effective as of
         June 3, 2000, between Cabletron and Aprisma.

  2.4*   Tax Sharing Agreement, dated as of June 3, 2000, among Cabletron,
         Aprisma, Enterasys, GNTS and Riverstone.

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  2.5+*  Memorandum of Agreement, dated as of June 3, 2000, Regarding Aprisma-
         Riverstone Inter-Company Operations.

  2.6+*  Memorandum of Agreement, dated as of June 3, 2000, Regarding Aprisma-
         Enterasys Inter-Company Operations ("A-E Inter-Company Agreement").

  2.7*   Services Agreement, dated August 28, 2000, by and among Cabletron and
         Aprisma.

  2.8    Distribution-Related Option Agreement among Cabletron, Aprisma,
         Enterasys, GNTS and Riverstone, dated August 28, 2000.

  2.9*   Amendment to A-E Inter-Company Agreement.

  2.10   Amendment to Distribution-Related Option Agreement.

  2.11*  Aprisma Management Technologies LLC ("Aprisma LLC") Limited Liability
         Company Agreement.

  2.12+ Contribution Agreement, dated as of January 17, 2002, between Aprisma and Aprisma LLC.

  3.1*   Form of Amended and Restated Certificate of Incorporation.

  3.2*   Form of Amended and Restated By-Laws.

  4.1*   Specimen Common Stock Certificate.

  4.2*   Form of Stock Purchase Right.

  4.3*   Form of Warrant to be issued upon the distribution to the Strategic
         Investors.

  4.4    Form of Series B Convertible Preferred Stock Certificate.

 10.1*   2000 Equity Incentive Plan.

 10.2*   Form of Option Grant under 2000 Equity Incentive Plan.

 10.3*   Change-In-Control Severance Benefit Plan for Key Employees.

 10.4*   Registration Rights Agreement between the Strategic Investors and
         Aprisma, dated August 29, 2000.

 10.5*   Standstill Agreement between Cabletron and Silver Lake, dated August
         29, 2000.

 10.6* Amended and Restated Securities Purchase Agreement between Cabletron and Silver Lake dated August 29, 2000.

 10.7* Assignment Agreement among Silver Lake and the Investors named therein, dated August 29, 2000.

 10.8*   First Amendment to Amended and Restated Securities Purchase Agreement,
         Standstill Agreement and Registration Rights Agreement, dated as of
         July 12, 2001, by and between Cabletron and Silver Lake.

 10.9*   Sublease between 273 Corporate Drive, LLC and Aprisma, dated December
         4, 2000.

 10.10   Employee Stock Purchase Plan.

 21.1*   Subsidiaries of Aprisma.


--------

+ Aprisma agrees to furnish supplementally to the Commission, a copy of any omitted schedule or exhibit to such agreement, upon request by the Commission.

*  Previously filed.

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Aprisma Management Technologies,
                                           Inc.

                                                   /s/ Michael A. Skubisz
                                          By: _________________________________
                                                    Michael A. Skubisz
                                                  Chief Executive Officer

Date: January 30, 2002

                                                                    Annex A



                             ENTERASYS NETWORKS/TM/




Dear Stockholder:

   I am pleased to report that the previously announced spin-off of Aprisma Management Technologies, Inc. is expected to occur on February 13, 2002. Aprisma Management Technologies, Inc., a Delaware corporation ("Aprisma"), will commence operation on that day as an independent public company. Aprisma provides service assurance software to enterprises and service providers, and constitutes the former infrastructure management software business of Cabletron Systems, Inc. Aprisma expects that its shares of common stock will be traded on the Nasdaq National Market under the symbol "APRM." This spin-off will complete the transformation of Cabletron Systems, Inc.


   Holders of record of Enterasys common stock as of the close of business on February 5, 2002, which will be the record date, will receive shares of Aprisma common stock in the spin-off. The number of shares of Aprisma common stock holders of Enterasys common stock will receive will depend upon the number of shares of Enterasys common stock outstanding on the record date. Based on the number of shares of Enterasys common stock outstanding on January 25, 2002, holders of Enterasys common stock will receive approximately 0.0682 shares of Aprisma common stock for each share of Enterasys common stock held on the record date. Enterasys will announce the final distribution ratio following the record date. The final distribution ratio will also be available on the Enterasys website at http://www.enterasys.com and the Aprisma website at http://www.aprisma.com.


   No action is required on your part to receive your Aprisma shares. You will not be required either to pay anything for the new shares or to surrender any shares of Enterasys common stock. No fractional shares of Aprisma common stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value of that fraction, which may be taxable to you.

   The enclosed information statement describes the distribution of shares of Aprisma common stock and contains important information about Aprisma, including risk factors and financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please call Georgeson Shareholder, the information agent for the distribution, at 1-866-431-8979 or check Aprisma's website at http://www.aprisma.com.


                                        Sincerely,

                                                   Enrique P. Fiallo
                                        _______________________________________
                                                   Enrique P. Fiallo
                                         President and Chief Executive Officer
                                               Enterasys Networks, Inc.

                                                35 Industrial Way


                                               Rochester, NH 03867

                             INFORMATION STATEMENT

                                  Spin-off of

                 APRISMA MANAGEMENT TECHNOLOGIES, INC. [LOGO]

                                       by

                            ENTERASYS NETWORKS, INC.

   Enterasys Networks, Inc. ("Enterasys") is sending you this information statement because it is spinning off its Aprisma Management Technologies, Inc. subsidiary ("Aprisma") to holders of Enterasys common and preferred stock by distributing all shares of Aprisma held by Enterasys to holders of Enterasys common and preferred stock.

   As part of a plan to transform its business announced in February 2000, Cabletron Systems, Inc. ("Cabletron") transferred substantially all of its operating assets and liabilities to four operating subsidiaries: Aprisma, Enterasys, GlobalNetwork Technology Services, Inc. ("GNTS") and Riverstone Networks, Inc. ("Riverstone"). To date, Cabletron has established Riverstone as an independent public company through Riverstone's initial public offering and Cabletron's subsequent distribution of its Riverstone common stock to Cabletron stockholders. Enterasys was established as a public company by merging into Cabletron and renaming the resulting entity "Enterasys Networks, Inc." Because Aprisma was a subsidiary of Cabletron at the time of the merger, it is now a subsidiary of Enterasys. On July 16, 2001, Cabletron announced that Enterasys, Aprisma and a third party would each acquire portions of GNTS. The distribution of shares of Aprisma to the stockholders of Enterasys will complete the transformation of Cabletron's business.

   Shares of Aprisma's common stock will be distributed to holders of Enterasys common and preferred stock of record as of the close of business on February 5, 2002, the record date for the distribution. The number of shares of Aprisma common stock holders of Enterasys common stock will receive will depend upon the number of shares of Enterasys common stock outstanding on the record date. Based on the number of shares of Enterasys common stock outstanding on January 25, 2002, holders of Enterasys common stock will receive approximately 0.0682 shares of Aprisma common stock for each share of Enterasys common stock held on the record date. Enterasys will announce the final distribution ratio following the record date. The final distribution ratio will also be available on the Enterasys website at http://www.enterasys.com and on the Aprisma website at http://www.aprisma.com. Holders of Enterasys preferred stock will receive the number of shares of Aprisma common stock that they would have received had they converted their preferred stock into common stock immediately prior to the record date. The distribution will be effective at 7:00 a.m. on February 13, 2002. Stockholders will receive cash in lieu of fractional shares, which may be taxable.


   Stockholder approval of the distribution is not required. We are not asking you for a proxy and you should not send us a proxy. Enterasys stockholders will not be required to pay for the shares of Aprisma common stock they receive in the distribution, or to surrender or exchange shares of Enterasys common stock in order to receive Aprisma common stock, or to take any other action in connection with the distribution. There is no current trading market for Aprisma common stock. Aprisma expects that its common stock will be traded on the Nasdaq National Market under the symbol "APRM" after the distribution.


   Enterasys stockholders with inquiries related to the distribution should call Georgeson Shareholder, the information agent for the distribution, at 1-866-431-8979 or check Aprisma's website at http://www.aprisma.com.


                                ----------------

   IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 15.


                                ----------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

   THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                                ----------------

        The date of this information statement is January 29, 2002.

[The inside front cover of the information statement will include the following graphics:

     Running vertically along the left side of the page is a shaded rectangle containing our slogan "Manage What Matters(TM)." To the right of that rectangle near the top of the page slightly to the left side of the page is our corporate logo, "Aprisma Management Technologies(TM)". Below our logo is an image of several information technology infrastructure operators using SPECTRUM to manage their employer's infrastructure. This image fades into the background around the edges of the image. At the bottom of this image is our slogan, "MANAGE WHAT MATTERS," with only the middle of the slogan visible as the image fades into the background around the edges.

     Surrounding the operators from the upper right of that image, circling around to the right of the image and ending under the image, are four separate images that depict SPECTRUM screens used to manage the different segments of an information technology infrastructure. Each of these images fades into the background near the image depicting the operators. The screen image to the upper right depicts a screen used to manage security components and contains the word, "SECURITY" across the screen. The screen image below the security screen depicts a screen used to manage network devices and contains the word, "NETWORK" across the screen. The screen image below the network screen depicts a screen used to manage software applications and contains the word, "APPLICATIONS" across the screen. The screen image to the left of the applications screen depicts a screen used to manage computer systems and contains the word, "SYSTEMS" across the screen.

     At the bottom of the page near the left, but to the right of the rectangle containing our slogan, is a logo reference to our product, "SPECTRUM(R)." To the right of this reference is a graphic depiction of one of our other slogans, "SLI, Service Level Intelligence."]

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Questions and Answers....................................................   i
Summary..................................................................   1
The Distribution.........................................................   8
Risk Factors.............................................................  15
Note Regarding Forward-Looking Statements................................  26
Dividend Policy..........................................................  26
Capitalization...........................................................  27
Selected Consolidated Financial Data.....................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  31
Business.................................................................  43
Management...............................................................  55
Relationship with Enterasys and Riverstone...............................  65
Transactions with the Strategic Investors................................  70
Stock Ownership..........................................................  72
Description of Capital Stock.............................................  75
Index to Financial Statements............................................ F-1




                               ----------------

   SPECTRUM(R) and IMT(R) are registered trademarks, and Aprisma Management Technologies(TM), Service Level Intelligence(TM), SPECTRUM(R) integrity(TM), SPECTRUM(R) infinity(TM) and SPECTRUM(R) xsight(TM) are trademarks, of Aprisma Management Technologies, Inc. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                             QUESTIONS AND ANSWERS

   The following questions and answers, together with the summary below, highlight important information about the distribution of Aprisma common stock. Because these sections are a summary, they may not contain all the information that is important to you. You should read the entire information statement for more complete information.

Q: Whose shares will I receive in the distribution?

A: In the distribution, you will receive shares of the common stock of Aprisma Management Technologies, Inc. ("Aprisma"). Aprisma provides service assurance software for enterprises and service providers. Aprisma's business is comprised of the former infrastructure management software business of Cabletron Systems, Inc. ("Cabletron"). Aprisma conducts its business through its wholly-owned subsidiary, Aprisma Management Technologies LLC ("Aprisma LLC"). In addition to the equity interests of Aprisma LLC, Aprisma also holds cash and minority investments in private companies. Aprisma is a Delaware corporation, and Aprisma LLC is a Delaware limited liability company.

Q: Who is Enterasys?

A: Enterasys Networks, Inc. ("Enterasys") designs, develops, markets and supports comprehensive network communications solutions for enterprises. Enterasys trades on the New York Stock Exchange under the symbol "ETS," and will continue to do so following the distribution. Enterasys was originally a subsidiary of Cabletron.

Q: Why is Aprisma being spun off by Enterasys?

A: In February 2000, Cabletron announced its intentions to transform its business by transferring substantially all of its operating assets and liabilities to separate operating subsidiaries to improve its focus and agility, capitalize on market opportunities and better serve its customers. In order to fully realize the benefits of the transformation, Cabletron intended to separate the subsidiaries through spin-offs or other transactions. In August 2001, Cabletron distributed its shares of Riverstone Networks, Inc. to its stockholders in a spin-off transaction. On the same date, Enterasys was established as a public company by merging into Cabletron and naming the resulting entity "Enterasys Networks, Inc." Enterasys now holds 100% of Aprisma's common stock, which it will distribute to its stockholders in the distribution.


  As described more fully in "The Distribution--Reasons for the Spin-Off," Enterasys and Aprisma expect the spin-off will provide the following benefits to Aprisma:

  .  greater strategic focus;

  .  increased partnership opportunities;

  .  increased speed and responsiveness;

  .  better incentives for employees and greater accountability; and

  .  direct access to capital markets.

Q: What will I receive in the spin-off?

A: You will receive shares of Aprisma common stock in the spin-off. The number of shares of Aprisma common stock you receive will depend upon the number of shares of Enterasys common stock you held as of the close of business on February 5, 2002, the record date, and the total number of shares of Enterasys common stock outstanding on the record date. Based on the number of shares of Enterasys common stock outstanding on January 25, 2002, you will receive approximately 0.0682 shares of Aprisma common stock for each share of Enterasys common stock held on the record date. Enterasys will notify you of the final distribution ratio through an announcement following the record date. The final distribution ratio will also be available on the Enterasys website at http://www.enterasys.com, and on the Aprisma website at
   http://www.aprisma.com. If you are otherwise entitled to receive a fractional share of Aprisma common stock, you will receive cash instead of the fractional share. For example, based upon this approximate distribution ratio, if you owned 1,000 shares of Enterasys stock on the record date, you will receive 68 whole shares of Aprisma common stock and cash instead of the fractional share. You will also continue to own your Enterasys stock.

Q: What do I have to do?

A:  Nothing. No proxy or vote is necessary for the distribution to occur.

Q: How will Enterasys distribute Aprisma stock to me?

A: Enterasys will pay the dividend on February 13, 2002 by releasing all shares of Aprisma common stock to be distributed in the spin-off to Enterasys' transfer agent. As promptly as practicable after the spin-off, the transfer agent will mail certificates for whole shares of Aprisma stock to Enterasys stockholders of record on February 5, 2002, the record date for the distribution. The stockholder of record for most Enterasys stockholders is their brokerage firm. Most brokerage firms will credit your account electronically within 3 to 8 business days, but you should check with your broker about the mechanics of having Aprisma stock posted to your account.


Q: Is the spin-off taxable for United States federal income tax purposes?

A: Enterasys expects to receive a private letter ruling from the United States Internal Revenue Service stating that its distribution of Aprisma common stock will be tax-free to Enterasys and to Enterasys stockholders for United States federal income tax purposes. Any cash you receive instead of a fractional share of our common stock will likely be treated as received in exchange for that fractional share, and any resulting gain or loss will likely be taxable to you. See "The Distribution--United States Federal Income Tax Consequences."


Q: Will Aprisma common stock be publicly traded?

A: Yes. Aprisma expects that its common stock will be traded on the Nasdaq National Market under the symbol "APRM." Regular trading of Aprisma common stock should begin on February 13, 2002.


Q: What will happen to the trading of Enterasys and Aprisma stock prior to the spin-off?

A: Beginning on or around February 5, 2002, the record date, and ending on February 13, 2002, the distribution date, there will be a market in Aprisma common stock, a "when-issued trading" market. The when-issued trading market will be a market for shares of Aprisma common stock that will be distributed to Enterasys stockholders on the distribution date. We do not expect that a liquid when-issued trading market for shares of Aprisma common stock will develop prior to the distribution, however, and the prices of Aprisma common stock traded in the when-issued trading market may not provide an accurate indication of the value at which Aprisma common stock will trade following the distribution. We do not currently expect that an "ex-distribution" market for shares of Enterasys common stock, in which stockholders may trade their Enterasys common stock without the entitlement to the shares of Aprisma common stock to be distributed, will develop. However, if an ex-distribution market for Enterasys common stock does develop, there will be two markets in Enterasys common stock, an ex-distribution market and a "regular way" market. Shares that trade on the regular way market will trade with an entitlement to the shares of Aprisma common stock distributed in the spin-off.


Q: How does Aprisma stock differ from Enterasys stock?

A: Aprisma common stock and Enterasys common stock are two different securities in two different companies, and will not trade or be valued alike. Aprisma and Enterasys are separate companies, with different management, growth characteristics, market positions and strategic priorities. Nevertheless, as with Enterasys stock, Aprisma stock is fully paid and non-assessable, has one vote per share with no right to cumulative votes and carries no preemptive rights.

Q: How will Aprisma be related to Enterasys after the spin-off?

A: Enterasys will not own any Aprisma common stock following the spin-off. However, Enterasys and Aprisma have entered into the following agreements, which will continue in effect after the distribution:

  . A Transformation Agreement which contains important provisions relating to the distribution of Aprisma common stock by Enterasys and covenants among Enterasys, Riverstone and Aprisma relating to the ongoing relationships of the three companies;

  . An Asset Contribution Agreement which identifies the assets that Cabletron transferred to Aprisma and the liabilities that Aprisma assumed in connection with the contribution of assets to Aprisma by Cabletron;

  . A Tax Sharing Agreement which allocates some federal, state, local and foreign tax responsibilities and liabilities between Enterasys, GNTS, Riverstone and Aprisma;

  . Commercial agreements which establish the prices and other terms and conditions under which Aprisma will provide and obtain products and services to and from Enterasys and Riverstone; and


  . A Services Agreement which provides the terms and conditions under which Enterasys will continue to provide administrative, occupancy and other services to Aprisma.

  Please see "Relationship with Enterasys and Riverstone" for additional information about these agreements.

Q: Are there risks involved with owning Aprisma stock?

A: Yes. Stockholders should carefully consider the factors discussed in the section of this information statement entitled "Risk Factors."


Q: How can I obtain more information about the distribution?

A: If you have more questions about the distribution, please contact Georgeson Shareholder, the information agent for the distribution, at 1-866-431-8979 or check Aprisma's website at http://www.aprisma.com.

                                    SUMMARY

   Following is a summary of some of the information contained in this information statement. References throughout this information statement to "we," "our" and "us" refer to Aprisma. We describe in this information statement the business originally contributed to us by Cabletron, as if it was our business for all historical periods described. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements.

                              Formation of Aprisma

   Since its introduction in 1991, our SPECTRUM product line has been a leading service assurance software solution for enterprises and service providers. In 2000, as part of an initiative to improve its focus and agility, capitalize on market opportunities and better serve its customers, Cabletron transferred substantially all of its operating assets and liabilities to separate operating subsidiaries: Enterasys, GNTS, Riverstone and us. In order to fully realize the benefits of this business transformation, Cabletron intended to separate the subsidiaries through "spin-off" or other transactions. In August 2001, Cabletron distributed its shares of Riverstone to its stockholders in a spin-off transaction, and Enterasys was established as an independent public company by merging into Cabletron with the resulting entity being renamed "Enterasys Networks, Inc." We are now an independently operated subsidiary of Enterasys.

   Enterasys' board of directors has determined to pursue a spin-off of us to its stockholders. We believe the spin-off will provide us with significant advantages not available to us as a subsidiary of Enterasys including:

  .greater strategic focus,

  .increased partnership opportunities,

  .increased speed and responsiveness,

  .better incentives for employees and greater accountability, and

  .direct access to capital markets.

                                  Our Business

   We are a leading provider of service assurance software that enables enterprises and service providers to ensure high levels of information technology infrastructure availability and performance to end users who rely upon their infrastructure for mission-critical business applications. Our software, the SPECTRUM suite, enables our customers to monitor, analyze and repair large, complex information technology infrastructures in real-time, allowing them to quickly identify and remedy infrastructure performance and availability problems.

   The increased reliance by enterprises and service providers on information technology for their core business practices has led to the creation of large information technology infrastructures. These infrastructures are commonly comprised of a complex, heterogeneous mix of network devices, computer systems, software applications and security components from different vendors and based on different technologies. Because these infrastructures are large, complex and mission-critical, enterprises and service providers need a comprehensive solution that provides information technology infrastructure service assurance. International Data Corporation estimates that the worldwide market for network and service management will increase from $6.8 billion in 2000 to over $12.2 billion by 2004.


   Using our patented modeling technology, our software provides service assurance more efficiently and with less human intervention than rules-based approaches. Our service assurance solution performs the following functions:

  . Real-time monitoring. Our solution actively monitors and collects data from the various network devices, systems, applications and security components within the information technology infrastructure.

  . Root-cause analysis. Our solution conducts data correlation and sophisticated root-cause analysis to pinpoint the exact cause of a performance or availability problem.

  . Impact analysis. Our solution analyzes the effects of infrastructure problems on applications and end users.

  . Corrective action. Our solution suggests resolutions to correct infrastructure problems and conducts automated corrective action.


  . Unified presentation. Our solution provides a unified view of the networks, systems, applications and security segments that comprise information technology infrastructures using both proprietary client software and a standards-based web browser.

   Our SPECTRUM suite provides the following benefits to our customers:

  . Rapid return on investment. SPECTRUM efficiently identifies, prioritizes and corrects information technology infrastructure problems by automating otherwise manual processes, thereby increasing the productivity and responsiveness of scarce and costly information technology personnel.

  . Scalability and management of complex infrastructures. SPECTRUM's distributed architecture and support for over 1,000 hardware devices and software applications from a wide variety of vendors enable our customers to efficiently manage millions of end users and complex information technology infrastructures.


  . Rapid deployment and automation of information technology operations. SPECTRUM uses our extensive library of device information and proprietary modeling technology to automatically discover the elements of an information technology infrastructure, allowing our customers to rapidly deploy SPECTRUM and efficiently process changes to their infrastructures.

  . Stronger and more flexible service level guarantees. Our service assurance solution's ability to understand the relationships between individual infrastructure components, services and end users enables our customers to commit to and satisfy rigid, predefined availability and performance requirements.

   We initially released SPECTRUM in 1991 and currently have over 1,350 enterprise and service provider customers worldwide. Our top five enterprise customers by revenue during our fiscal years ended February 29, 2000 and March 3, 2001 combined were Compaq Computer, Lucent Technologies, Motorola, Scientific-Atlanta and the United States Department of Defense. Our top five service provider customers by revenue during our fiscal years ended February 29, 2000 and March 3, 2001 combined were Global One, now part of Equant, IntelliSpace, WorldCom, Rogers Cablesystems and Terabeam.


                        Our Relationship With Enterasys

   In connection with the transformation of Cabletron's business, we entered into agreements related to the separation of our business operations from Cabletron, including agreements governing the transfer of assets from Cabletron to us and the assumption by us of liabilities relating to our business. These agreements also govern services and occupancy that Cabletron provided and Enterasys provides to us and tax sharing and commercial arrangements among Enterasys, Riverstone and us. These agreements are described more fully in "Relationship with Enterasys and Riverstone" elsewhere in this information statement. The terms of these agreements with Cabletron and its other operating subsidiaries were established in the context of a parent-subsidiary relationship and may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

                 Distribution of Our Common Stock by Enterasys

   On January 14, 2002, Enterasys approved a plan to distribute all of the shares of our common stock that it holds to holders of Enterasys common stock and preferred stock, as required by the terms of the preferred stock. This distribution will be accomplished through dividends on the Enterasys common stock and preferred stock on February 13, 2002.


   Based upon the number of shares of Enterasys common stock outstanding on January 25, 2002, we expect the 13,866,432 shares of our common stock to be distributed in the spin-off to be distributed as follows:


  . Holders of Enterasys common stock will receive approximately 0.0682 shares of our common stock for each share of Enterasys common stock held on the record date.


  .  Holders of Enterasys Series D preferred stock will receive approximately
     1.8115 shares of our common stock for each share of Enterasys Series D preferred stock held on the record date.


  .  Holders of Enterasys Series E preferred stock will receive approximately
     2.4154 shares of our common stock for each share of Enterasys Series E preferred stock held on the record date.


The dividends on the Enterasys preferred stock will provide those holders with the same number of shares of our common stock that they would have received had they converted their shares of preferred stock to Enterasys common stock immediately prior to the record date.

   Enterasys will announce the final distribution ratios following the record date. The final distribution ratios will also be available on the Enterasys website at http://www.enterasys.com, and on our website at http://www.aprisma.com.


   Enterasys has established February 5, 2002 as the record date for these dividends. On January 25, 2002, there were 203,177,732 shares of Enterasys common stock deemed to be outstanding, assuming conversion of all outstanding shares of Enterasys preferred stock into common stock, as required by the terms of the preferred stock.


   We will be a separate public company after the distribution of our shares of common stock by Enterasys to its stockholders. We expect that the number and identity of the holders of our common stock after the distribution will be substantially the same as the number and identity of the holders of Enterasys common stock on the record date for the distribution. We also expect that there will be approximately 13,866,432 shares of our common stock outstanding after the distribution. This number excludes:


  . an additional 3,189,122 shares of our common stock that we have reserved for issuance upon exercise of stock options granted by our board of directors prior to December 31, 2001 at a weighted average exercise price of $10.39 per share;

  . an additional 780,714 shares of our common stock, as of December 31, 2001, that we may be required to issue to the strategic investors relating to their exercise of stock purchase rights, as described more fully in the section entitled "Transactions with the Strategic Investors" elsewhere in this information statement;


  . an additional 499,186 shares of our common stock, as of December 31, 2001, underlying warrants that we are required to issue after the distribution of our common stock relating to warrants to purchase shares of Enterasys common stock held by the strategic investors, as described more fully in the section entitled "Transactions with the Strategic Investors" elsewhere in this information statement; and


  . additional shares of common stock underlying options to purchase shares of our common stock that we are required to grant to our employees and other individuals who hold a specific type of option to purchase shares of Enterasys common stock on the date of the distribution, as more fully described in the section entitled "The Distribution--Grant of Options Upon the Distribution," which, as of December 31, 2001, we expect would not exceed 100,000 shares.


   We also expect that there will be 785,556 shares of our Series B convertible preferred stock outstanding after the distribution. Our Series B convertible preferred stock is currently convertible into our common stock at a ratio of three shares of Series B convertible preferred stock for each share of common stock. For more information about the rights and preferences of our Series B convertible preferred stock, see "Description of Capital Stock--Preferred Stock."

   We expect that our common stock will be traded on the Nasdaq National Market under the symbol "APRM" after the distribution. We expect that between the record date and the distribution date, a market for shares of our common stock that will be distributed to Enterasys stockholders on the distribution date, a "when-issued trading" market, will develop. We do not expect Enterasys common stock will trade on an "ex-distribution" basis. For more detail on the trading of Enterasys common stock and our common stock between the record date and the distribution date, please see "The Distribution--Trading Between the Record Date and the Distribution Date."


   There currently is no public market for our common stock. Although we expect our common stock will be traded on the Nasdaq National Market following the distribution of our common stock by Enterasys, we cannot assure you that it will or predict the prices at which it will trade. We expect that a large number of holders of our common stock may sell their shares shortly following the distribution due to their investment objectives and requirements. Until our common stock is distributed and an orderly market develops, we believe the prices at which our common stock trades may fluctuate significantly. The trading price of our common stock will be influenced by a variety of factors including our operating results, the depth and liquidity of the market for our common stock, investor perception of our business and the industry in which we operate, and general market and economic conditions.


                               Other Information

Formation of Aprisma Management Technologies LLC and Related Transactions

   In connection with the distribution of its shares of Riverstone common stock to its stockholders on August 6, 2001, Enterasys formed Aprisma Holding, Inc. and contributed its shares of our common and Series A convertible preferred stock to Aprisma Holding, Inc. in exchange for all of the capital stock of Aprisma Holding, Inc. Enterasys also contributed approximately $10 million in cash to Aprisma Holding, Inc.


   On January 17, 2002, we established Aprisma Management Technologies LLC as a wholly-owned subsidiary and contributed substantially all of our operating assets and liabilities to Aprisma Management Technologies LLC in exchange for all of the membership interests of Aprisma Management Technologies LLC. Aprisma Holding, Inc. contributed the cash described above to us in exchange for 3,107,077 additional shares of our Series A convertible preferred stock, which will convert into 1,035,692 shares of our common stock prior to the distribution. Following these transactions, we hold all of the membership interests of Aprisma Management Technologies LLC, as well as $10 million in cash formerly held by Aprisma Holding, Inc.


   In connection with these transactions and in accordance with the terms of the amended securities purchase agreement between Enterasys and the strategic investors, we will amend the rights to purchase our common stock held by the strategic investors to allow them to purchase an additional 46,881 shares of our common stock at exercise prices adjusted to reflect the value of the contributed assets.

Our Address

   Our executive offices are located at 121 Technology Drive, Durham, New Hampshire 03824 until February 2002, when we will be moving our offices to 273 Corporate Drive, Portsmouth, New Hampshire 03801. Our telephone number is (603) 334-2100, and our website is http://www.aprisma.com. Information on our website does not constitute part of this information statement.

   References throughout this information statement to "Aprisma," "us," "our," "we" or similar terms refer to Aprisma Management Technologies, Inc. and its subsidiaries, except where it is clear that these terms mean only Aprisma Management Technologies, Inc. "Cabletron" refers to Cabletron Systems, Inc. before it changed its name to Enterasys, and "Enterasys" refers to Enterasys Networks, Inc. before it merged into Cabletron and to the Cabletron-Enterasys merged company after the merger of Enterasys into Cabletron. "GNTS" refers to GlobalNetwork Technology Services, Inc., and "Riverstone" refers to Riverstone Networks, Inc.

   References throughout this information statement to the "strategic investors" refer to Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P., Morgan Stanley Dean Witter Equity Funding, Inc., and Originators Investment Plan, L.P.



                                ----------------

Except as otherwise indicated, all information in this information statement assumes:

  . the formation of Aprisma Management Technologies LLC and related transactions described above, including the adjustments to the rights to purchase our common stock held by the strategic investors;

  . a one for three reverse split of our common stock, which occurred on January 8, 2002, and corresponding adjustments to our convertible preferred stock and rights to purchase our common stock;


  . the conversion of all outstanding shares of our Series A convertible preferred stock into shares of common stock prior to the distribution; and


  . the filing of an amended and restated certificate of incorporation prior to the distribution.

                      Summary Consolidated Financial Data
                (in thousands, except share and per share data)

   The following tables summarize the financial information for our business. You should read this information along with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. The interim financial information in the following table includes, in the opinion of management, all normal and recurring adjustments necessary for a fair presentation of the information. Results of operations for the interim periods presented are not necessarily indicative of the results for the full year or any other future period. For the nine months ended December 1, 2001, diluted net income (loss) per share and unaudited pro forma diluted net income (loss) per share data reflect the issuance of shares underlying options to purchase our common stock to the extent they were dilutive under the treasury stock method. Diluted net income (loss) per share for the nine months ended December 1, 2001 and unaudited pro forma basic and diluted net income (loss) per share data for the year ended March 3, 2001 and the nine months ended December 1, 2001 reflect the conversion of all Series A convertible preferred stock outstanding as of the later of the date of issuance or the beginning of each period using the if-converted method. Diluted net income (loss) per share for the nine months ended December 1, 2001 and unaudited pro forma diluted net income (loss) per share for the nine months ended December 1, 2001 reflect the conversion of Series B convertible preferred stock as of the beginning of the period using the if-converted method. Unaudited pro forma net income (loss) per share data do not reflect potential shares of common stock issuable upon exercise of the stock purchase rights held by the strategic investors, the warrants we are required to issue to the strategic investors upon the distribution of our common stock by Enterasys and the options we are required to issue to our employees and other individuals who hold a specific type of option to purchase Enterasys common stock upon the distribution of our common stock by Enterasys either because inclusion would have been anti-dilutive or because information with respect to these securities will not be determined until the distribution occurs.

                                           Year Ended                         Nine Months Ended
                          -------------------------------------------------  --------------------
                          Feb. 28,  Feb. 28,  Feb. 28,  Feb. 29,  March 3,   Dec. 2,    Dec. 1,
                            1997      1998      1999      2000      2001       2000       2001
                          --------  --------  --------  --------  ---------  --------  ----------
                                                                                 (unaudited)
Statement of Operations
 Data:
 Revenue................  $ 30,056  $ 49,257  $ 42,609  $54,747   $  74,070  $ 52,154  $   59,164
 Cost of revenue........     7,113    13,165    13,447   17,769      23,014    16,903      14,324
                          --------  --------  --------  -------   ---------  --------  ----------
 Gross profit ..........    22,943    36,092    29,162   36,978      51,056    35,251      44,840
                          --------  --------  --------  -------   ---------  --------  ----------
 Operating expenses
 Research and
  development...........    36,140    33,011    24,364   20,916      18,796    14,614      11,136
 Selling and marketing..     4,900     7,922    14,704   16,825      27,269    19,102      25,668
 General and
  administrative........     4,011     4,312     4,563    7,656      14,700    10,947       7,878
 Stock-based
  compensation - general
  and administrative....       --        --        --       --        4,226     4,226         --
 Special charges........       --        --        --       --        1,094       608       1,110
                          --------  --------  --------  -------   ---------  --------  ----------
  Total operating
   expenses.............    45,051    45,245    43,631   45,397      66,085    49,497      45,792
                          --------  --------  --------  -------   ---------  --------  ----------
 Operating loss ........   (22,108)   (9,153)  (14,469)  (8,419)    (15,029)  (14,246)       (952)
 Interest income........       --        --        --       --        3,058     2,098       2,764
 Loss on impairment of
  investments...........       --        --        --       --          --        --         (648)
 Other income (expense),
  net ..................        40       (42)      (85)     (95)        (19)     (19)        (134)
                          --------  --------  --------  -------   ---------  --------  ----------
 Income (loss) before
  income tax............   (22,068)   (9,195)  (14,554)  (8,514)    (11,990)  (12,167)      1,030
 Provision for income
  tax...................       --        --        --       --          --        --          105
                          --------  --------  --------  -------   ---------  --------  ----------
 Net income (loss)......  $(22,068) $ (9,195) $(14,554) $(8,514)  $ (11,990) $(12,167) $      925
                          ========  ========  ========  =======   =========  ========  ==========
 Net income (loss) per
  share
 Basic..................                                          $ (36,006)           $    2,778
                                                                  =========            ==========
 Diluted................                                          $ (36,006)           $     0.07
                                                                  =========            ==========
 Weighted average number
  of shares outstanding
 Basic..................                                                333                   333
                                                                  =========            ==========
 Diluted................                                                333            13,129,050
                                                                  =========            ==========
 Unaudited pro forma net
  income (loss) per
  share
 Basic and diluted......                                          $   (1.82)           $     0.07
                                                                  =========            ==========
 Unaudited pro forma
  weighted average
  number of shares
  outstanding
 Basic..................                                          6,573,719            12,830,740
                                                                  =========            ==========
 Diluted................                                          6,573,719            13,129,050
                                                                  =========            ==========

   Pro forma balance sheet data reflect the conversion of all shares of our Series A convertible preferred stock into shares of common stock at a ratio of one share of common stock for every three shares of Series A convertible preferred stock. Pro forma as adjusted balance sheet data reflect the pro forma adjustments and the formation of Aprisma Management Technologies LLC and related transactions. In addition, we have agreed with Enterasys to fund the costs related to the distribution of our common stock by Enterasys, including fees for investment advisory services, legal advice, accounting services and financial printing services, which we estimate will total between $10 million and $13 million. Pro forma as adjusted balance sheet data also reflect the payment of these costs in the estimated amount of $11.5 million.



                                                           Dec. 1, 2001
                                                  ------------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                  -------- --------- -----------
                                                           (unaudited)
Balance Sheet Data:
Cash and cash equivalents........................ $ 42,337 $ 42,337   $ 40,935
Marketable securities............................   38,714   38,714     38,714
Working capital..................................   50,435   50,435     49,033
Total assets.....................................  108,802  108,802    107,400
Convertible preferred stock......................      393        8          8
Total stockholders' equity.......................   88,445   88,445     87,043

                                THE DISTRIBUTION

   On January 14, 2002, the board of directors of Enterasys approved our spin-off to holders of Enterasys common stock and preferred stock. To accomplish this spin-off, Enterasys has declared a dividend on Enterasys common stock and preferred stock consisting of all of the shares of our common stock held by Enterasys, which represent 100% of the outstanding shares of our common stock. No regulatory approval is required for the spin-off.


   The dividend will be paid at 7:00 a.m on February 13, 2002. The number of shares of our common stock each Enterasys stockholder will receive will depend upon the number of shares of Enterasys common stock held as of the close of business on February 5, 2002, the record date, and the total number of shares of Enterasys common stock outstanding on the record date. Based on the number of shares of Enterasys common stock outstanding on January 25, 2002, each Enterasys common stockholder will receive approximately 0.0682 shares of our common stock for each share of Enterasys common stock held on the record date. Enterasys will notify you of the final distribution ratio through an announcement following the record date. The final distribution ratio will also be available on the Enterasys website at http://www.enterasys.com, and on our website at http://www.aprisma.com. You will not be required to pay any cash or other consideration for the shares of our common stock distributed to you or to surrender or exchange your shares of Enterasys common stock to receive the dividend of our common stock. This section describes various aspects and consequences of the spin-off.


Reasons for the Spin-Off

   In February 2000, Cabletron announced its intentions to transform its business by transferring substantially all of its operating assets and liabilities to separate operating subsidiaries, Enterasys, GNTS, Riverstone and us, to improve its focus and agility, capitalize on market opportunities and better serve its customers. Enterasys designs, develops, markets and supports comprehensive network communications solutions for enterprises. Riverstone designs and manufactures routers and switches that enable service providers to convert optical and electrical bandwidth into differentiated services for their customers. GNTS provided network infrastructure consulting services.


   In order to fully realize the benefits of the transformation, Cabletron intended to separate the subsidiaries through spin-offs or other transactions. In February 2001, Riverstone completed an initial public offering of 10 million shares of its common stock. In August 2001, Cabletron distributed its shares of Riverstone common stock to its stockholders in a spin-off transaction. On that same date, Enterasys was established as an independent public company by merging into Cabletron and renaming the resulting entity "Enterasys Networks, Inc." During July and August 2001, portions of GNTS' business were discontinued, other portions were assumed by Enterasys and us and a portion was sold to a third party.

   Enterasys' board of directors has determined that the separation of our business from Enterasys' business is in the best interests of Enterasys and Enterasys' stockholders. As a software subsidiary within a large network hardware company, our different business line, the sharing of resources with other divisions and the fact that our software is not a core offering of Enterasys has hindered our growth. We believe that the distribution of the shares of our common stock to public stockholders provides significant advantages that we otherwise would not have if we were to remain a subsidiary of Enterasys, including:


   Greater Strategic Focus. We are a software company, while Enterasys is a network hardware company. Software companies have operational requirements that differ from the operational requirements of network hardware companies. For example, our industry has higher research and development demands than does Enterasys' industry. Our software requires a more complex and time-consuming sales process and more customer support than do Enterasys' products. Additionally, the functionality of our software has historically not been viewed by Enterasys and Enterasys' customers as a key component of doing business with Enterasys. We expect that our separation from Enterasys will heighten the focus of our directors, management team and employees, allowing us to concentrate on developing business and strategic opportunities targeted solely at our products and customer base.

   Increased Partnership Opportunities. An important aspect of our strategy is to maintain and expand our relationships with industry-leading vendors of information technology infrastructure devices. In order for our software to be effective, it must manage information technology infrastructures that contain network devices from multiple vendors. This requirement is particularly important for our service provider customers. Historically, other hardware vendors have been reluctant to develop relationships with us because of our relationship with Enterasys, one of their competitors. These relationships are important because they provide early and frequent access to these companies' hardware and software, allowing us to develop and release software that manages their hardware devices on a timely basis. We expect that following our separation from Enterasys, hardware vendors that compete with Enterasys will be more willing to enter into strategic partnerships with us as an independent software company.


   Partnerships with specialized implementation, configuration and customization service partners, called systems integrators, are also important to our success, particularly in the service provider market where implementation and customization are necessary to take advantage of all of the features of our software. As part of Cabletron and Enterasys, many systems integrators viewed our software as ancillary because it was sold as a secondary offering of a network device sale by Enterasys. This view made systems integrators unwilling to invest in building their businesses around our software. We expect that our separation from Enterasys will make systems integrators more willing to enter into partnerships with us because we can now commit to delivering technically advanced, multi-vendor software focused on growing market segments.

   Increased Speed and Responsiveness. As part of Cabletron and Enterasys, we have been a relatively small portion of the overall corporate enterprise. As such, corporate decision-makers have been relatively far removed from our business and its short- and long-term requirements. Often, these decision-makers also took into account the requirements of the remainder of the Cabletron businesses when making decisions that affected our business. We expect that our separation from Enterasys will make us a more focused company, and as such, we believe that we will be able to make decisions more quickly and assign resources more rapidly and efficiently, allowing more efficient and effective execution of our growth strategy.

   Better Incentives for Employees and Greater Accountability. Skilled management and engineering personnel in our industry are relatively scarce. In order to attract these individuals, it is important for us to have a recognizable public name and the ability to compensate these individuals with equity incentives that are closely aligned with the performance of our business. As part of Cabletron and Enterasys, we are a not well-known entity, and the equity incentives we are able to provide track the performance of Enterasys' business as a whole, not the performance of our business. Our separation will enable us to offer our employees compensation and incentive programs directly linked to the performance of our business and the market performance of our common stock, which we expect will enhance our ability to attract, retain and motivate qualified personnel. Our operations as a stand-alone entity will also enable the investment community to measure our performance and prospects relative to our direct competitors.

   Direct Access to Capital Markets. As part of Cabletron and Enterasys, we have relied primarily upon our parent company to fund our growth initiatives and often competed for resources with other subsidiaries whose product offerings are more central to our parent's business strategy. As an independent public company, we will be able to directly access the capital markets to issue debt or equity securities and to use our securities to facilitate growth through acquisitions.

Grant of Options Upon the Distribution

   When Enterasys distributes the shares of our common stock that it holds to its stockholders on February 13, 2002, we are obligated to grant, to our employees and other individuals who hold a specific type of option to purchase common stock of Enterasys at the close of business on the date immediately prior to the date of the distribution, options to purchase our common stock under our equity incentive plan. This obligation relates only to options to purchase shares of Enterasys common stock which were options to purchase shares of

Cabletron common stock prior to the merger of Enterasys into Cabletron, and only to that portion of these options to purchase Enterasys common stock which would have vested prior to March 1, 2002, assuming a quarterly vesting schedule for options which vest on a yearly basis.

   The same distribution ratio of our shares of common stock to Enterasys common stock that applies to the distribution of our common stock by Enterasys to its stockholders will be used to determine the number of shares of our common stock that are subject to the additional stock option grants. Based on the number of shares of Enterasys common stock subject to applicable options outstanding on December 31, 2001, and assuming a record and distribution date for our common stock of December 31, 2001, we expect to grant in the aggregate options to purchase not more than 100,000 shares of our common stock. We will not grant options for fractional shares and the total number of shares of our common stock that each individual is entitled to receive will be rounded down to the nearest whole number.


   The exercise price for the options to purchase Enterasys common stock to which these additional options relate will be adjusted after the distribution, and we will determine the exercise price of our additional options, so that:

  . the difference between the aggregate exercise price and aggregate value of the underlying shares of common stock in the two options after the distribution is substantially the same as, but in no event will exceed, the difference between the aggregate exercise price and aggregate value of the underlying shares of Enterasys common stock in the Enterasys option before the distribution; and

  . to the extent practicable, the ratio of the exercise price for each Enterasys option and each Aprisma option to the market value for the underlying shares of common stock is substantially the same as the ratio that existed in the Enterasys option before the distribution.

These additional options will be fully vested and will terminate three months after the distribution of our shares by Enterasys, although special rules may apply if we are sold or involved in a merger.

   Of the members of our board of directors and management team, only Messrs. Skubisz and Crowell will be entitled to receive these additional options. As of December 31, 2001, Mr. Skubisz held options to purchase 76,819 shares of Enterasys common stock with respect to which he would receive these additional options, assuming the acceleration described above, with a weighted average exercise price of $5.49 per share. As of December 31, 2001, Mr. Crowell held options to purchase 28,287 shares of Enterasys common stock with respect to which he would receive these additional options, assuming the acceleration described above, with a weighted average exercise price of $5.21 per share. The closing price of Enterasys common stock on December 31, 2001 was $8.85 per share.

   In addition, each of our directors and named executive officers who own shares of Enterasys common stock will receive shares of our common stock in the distribution based on the number of shares of Enterasys common stock they hold on the record date for the distribution and the final distribution ratio. Please see "Management--Stock Ownership of Directors and Executive Officers" for the number of shares of Enterasys common stock held by each of our directors and executive officers as of December 31, 2001.


Issuance of Additional Equity to the Strategic Investors Upon the Distribution

   On August 29, 2000, Cabletron entered into an amended securities purchase agreement with Silver Lake Partners, L.P. and agreed to cause us to grant to a group of investors, which we refer to as the "strategic investors," various rights to purchase our common stock. The distribution by Enterasys of our common stock to Enterasys stockholders will cause stock purchase rights that we have issued to the strategic investors to become exercisable and will require us to issue warrants to the strategic investors. The transaction in which we issued the stock purchase rights and agreed to issue these warrants is more fully described in "Transactions with the Strategic Investors."

 Stock Purchase Rights

   Ten business days prior to the date Enterasys distributes its shares of our common stock to its stockholders, rights to purchase 780,714 shares of our common stock that we have issued to the strategic investors will become exercisable. The specified exercise prices of these rights range from $24.99 per share to $43.88 per share, but if the closing price of our common stock on the date of the distribution is lower than these prices, the strategic investors may exercise their rights to purchase 642,940 of these shares of our common stock at that closing price. These rights will remain exercisable for 30 business days following the distribution.


 Warrants

   Upon the distribution of our common stock by Enterasys, we are obligated to issue warrants to purchase shares of our common stock to the strategic investors who hold warrants to purchase Enterasys common stock. These warrants will allow the holders of Enterasys warrants to purchase the number of shares of our common stock which they would have received in the distribution of our common stock by Enterasys had they exercised their warrants to purchase shares of Enterasys common stock immediately prior to the record date for the distribution. Had the record date and distribution date been December 31, 2001, we would have been required to issue warrants to purchase 499,186 shares of our common stock to the strategic investors. The exercise prices of the warrants that we will issue cannot be determined at this time because the calculation depends upon the trading prices of our common stock and of Enterasys common stock following the distribution of our shares by Enterasys. These warrants will be immediately exercisable and will expire on August 29, 2007. These warrants are more fully decribed under the heading "Spin-Off Warrants" in the section of this Information Statement entitled "Transactions with the Strategic Investors."


Number of Shares You Will Receive

   The number of shares of our common stock you receive in the distribution will depend upon the number of shares of Enterasys common stock you held as of the close of business on February 5, 2002, the record date, and the total number of shares of Enterasys common stock outstanding on the record date. Based on the number of shares of Enterasys common stock outstanding on January 25, 2002, you will receive approximately 0.0682 shares of our common stock for each share of Enterasys common stock held on the record date. Enterasys will notify you of the final distribution ratio through an announcement following the record date. The final distribution ratio will also be available on the Enterasys website at http://www.enterasys.com, and on our website at http://www.aprisma.com. If you sell your shares of Enterasys common stock between the record date and the distribution date, you will likely be selling your dividend shares. Please see "Trading between the Record Date and the Distribution Date" below.


   Holders of Enterasys Series D Participating Convertible Preferred Stock and Enterasys Series E Participating Convertible Preferred Stock will receive the number of shares of our stock to which they would have been entitled had they converted their preferred stock into Enterasys common stock immediately prior to 5:00 p.m. on the record date.


Trading Between the Record Date and the Distribution Date

   Beginning around February 5, 2002, the record date, until February 13, 2002, the distribution date, there will be a market in our common stock, a "when-issued trading" market. The when-issued trading market will be a market for shares of our common stock that will be distributed to Enterasys stockholders on the distribution date. We do not expect that a liquid when-issued trading market for shares of our common stock will develop prior to the distribution, and the price at which our common stock trades in the when-issued trading market may not provide an accurate indication of the value at which our common stock will trade following the distribution.

   We do not currently expect that an "ex-distribution" market for shares of Enterasys common stock, in which stockholders may trade their Enterasys common stock without the entitlement to the shares of our common stock to be distributed, will develop. However, if an ex-distribution market for Enterasys common stock does develop, there will be two markets in Enterasys common stock, an ex-distribution market and a "regular way" market. Shares that trade on the regular way market will trade with an entitlement to the shares of our common stock distributed in the spin-off. Therefore, if you owned shares of Enterasys common stock at 5:00 p.m. on the record date, and sold those shares on the regular way market prior to the distribution date, you would also be trading the shares of our common stock that would have been distributed to you in the spin-off. If you sold those same shares of Enterasys common stock on the ex-distribution market prior to the distribution date, you would still receive the shares of our common stock that were to be distributed to you due to your ownership of Enterasys common stock.


When and How You Will Receive the Dividend

   Enterasys will pay the dividend on February 13, 2002 by releasing the shares of our common stock to be distributed in the spin-off to EquiServe Trust Company, N.A., Enterasys' transfer agent. As of 7:00 a.m., Eastern time, on February 13, 2002 the transfer agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the "street name" of your brokerage firm. Most Enterasys stockholders have their Enterasys certificates held on account by a stock brokerage firm. In these cases, the brokerage firm is the registered holder, or "street name," and the physical certificates of our stock will be mailed to the brokerage firm. Your broker will in turn electronically credit your account for the shares of our stock you are entitled to receive. We expect that this will typically take 3 to 8 business days after February 13, 2002, the distribution date. If you have any questions in this regard, please contact your broker regarding the mechanics of having the shares of our stock posted to your account.


   If you physically hold the Enterasys stock certificates and are the registered holder, the certificates representing our stock will be mailed directly to you. You will receive stock certificates representing your ownership of whole shares of our common stock from the transfer agent. The transfer agent will begin mailing stock certificates representing your ownership of whole shares of our common stock promptly after February 13, 2002, the distribution date.


   The transfer agent will not deliver any fractional shares of our common stock in the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. These holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of that sale, which may be taxable. Your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will follow separately. The transfer agent currently estimates that it will take approximately two weeks from February 13, the distribution date, to complete these mailings.


United States Federal Income Tax Consequences

 Tax-Free Status of the Spin-off

   Enterasys expects to receive a private letter ruling from the United States Internal Revenue Service stating that its distribution of our common stock to its stockholders will be tax-free to Enterasys and to the holders of Enterasys stock for United States federal income tax purposes. This means that for United States federal income tax purposes:


  . Enterasys stockholders will not recognize gain or loss by reason of the receipt of whole shares of our common stock in the spin-off; and

  . Enterasys will not recognize gain or loss on the distribution of our shares in connection with the spin-off.

   Although private letter rulings are generally binding on the IRS, Enterasys will be unable to rely on the ruling if any of the factual representations or assumptions made to obtain the ruling are, or become, incorrect or untrue in any material respect. Enterasys is not aware of any facts or circumstances that would cause any of these representations or assumptions to be incorrect or untrue in any material respect. Nevertheless, if the IRS subsequently held our spin-off to be taxable, the above consequences would not apply, and both Enterasys and our common stockholders could be subject to tax.

   Even if the distribution of our common stock otherwise qualifies as tax-free, it may be disqualified as tax-free to Enterasys under Section 355(e) of the Internal Revenue Code if 50% or more of our stock or the stock of Enterasys is acquired as part of a plan or series of related transactions that includes the distribution. For this purpose, acquisitions of our stock or Enterasys' stock within two years before or after the distribution are presumed to be part of such a plan, although we or Enterasys might be able to rebut that presumption. If such an acquisition of our stock or Enterasys' stock triggers the application of Section 355(e), Enterasys would recognize taxable gain on the distribution, but the distribution would generally be tax-free to Enterasys stockholders. Under our tax sharing agreement, we would be required to indemnify Enterasys against that taxable gain if it were triggered by an acquisition of our common stock.

 Subsequent Sale of Stock

   If you sell your shares of our common stock or Enterasys stock after the spin-off, you will recognize a gain or loss on the sale based on the difference between the proceeds you receive from the sale and the tax basis allocated to the shares you sold as described below under "Allocation of Tax Basis." This gain or loss will be a capital gain or loss, assuming that you held the shares of stock you sold as a capital asset, and will be a long-term or short-term gain or loss based on your holding period for the shares sold as described below under "Holding Period."

 Allocation of Tax Basis

   The tax basis in your shares of Enterasys common stock immediately prior to the spin-off will be allocated between your shares of our common stock and Enterasys common stock in proportion to their relative fair market values on February 13, 2002, the distribution date. Following the spin-off, your aggregate tax basis in your shares of Enterasys common stock and our common stock, including any fractional shares sold for cash as described above, will be the same as your tax basis in your shares of Enterasys common stock immediately prior to the spin-off.


 Holding Period

   The holding period of the shares of our common stock that you receive in the spin-off will include, and immediately after the distribution will be the same as, the holding period for the shares of Enterasys stock with respect to which you received shares of our common stock in the distribution, provided that your shares of Enterasys stock are held as a capital asset on the distribution date.

 Treatment of Fractional Shares

   If you receive cash in lieu of a fractional share of our common stock in the spin-off, this cash will be treated for U.S. federal income tax purposes as received in exchange for the fractional share of common stock. You will realize a capital gain or loss, provided that you held the fractional share as a capital asset, measured by the difference between the cash you receive for the fractional share and your tax basis in that fractional share as described above. This capital gain or loss will be treated as a long-term or short-term gain or loss based on your holding period for the Enterasys stock with respect to which you received your distribution of our common stock.

 State, Local and Foreign Tax Consequences

   You should consult your own tax advisor regarding the state, local and foreign tax consequences of your receipt of shares of our common stock and any payment for fractional shares.

 Tax Return Statement

   United States Treasury regulations require you to attach a detailed statement setting forth information regarding the distribution to your United States federal income tax return for the year in which the spin-off occurs. After completion of the spin-off, Enterasys will provide you with the information necessary to comply with that requirement. You should retain this statement so that it can be completed and attached to your tax return.

   The summary of United States federal income tax consequences set forth above is for general information purposes only and may not be applicable to stockholders who are not citizens or residents of the United States, who acquired their stock as a result of the exercise of options or who are otherwise subject to special treatment under the Internal Revenue Code. In addition, this summary only discusses some tax consequences of the receipt by Enterasys stockholders of our common stock and cash in lieu of fractional shares in the spin-off. It does not discuss any tax consequences of any other transactions that may occur concurrently with or as a result of the spin-off, including, for example, any issuance of options. All stockholders should consult their own tax advisors as to the particular tax consequences to them of the spin-off, including the state, local and foreign tax consequences.

                                  RISK FACTORS

   Following is a discussion of the risks involved with investing in our common stock. You should carefully consider the following information about risks, together with the other information contained in this information statement. If any of the following risks were to occur, our business and prospects could suffer significantly, and the market price of our common stock could decline.

Risks Related to Our Financial Results and Position

   We have a history of losses in recent years and may not operate profitably in the future.

   We have experienced losses in recent years and may not achieve or sustain profitability in the future. For the fiscal years ended February 28, 1999, February 29, 2000 and March 3, 2001, we incurred net losses of $14.6 million, $8.5 million and $12.0 million, respectively. We will need to generate higher revenues to achieve consistent profitability. We may not be able to generate sufficient revenues to achieve consistent profitability, and if we do achieve consistent profitability, we may not be able to increase our profitability over subsequent periods. If the recession being experienced by the United States and the economic slowdown being experienced by Europe and the Asia-Pacific region continue for an extended period of time, our ability to increase our revenues may be limited.

   Our quarterly operating results are likely to fluctuate, which could cause us to fail to meet quarterly operating targets and result in a decline in our stock price.

   Our operating expenses are largely based on anticipated growth and revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, if our revenue for a particular quarter is below our expectations, we will be unable to proportionately reduce our operating expenses for that quarter. Any revenue shortfall in a quarter may thus cause our profitability for that quarter to fall below the expectations of public market analysts or investors, which could cause the price of our common stock to fall. We anticipate that our fixed operating expenses will generally increase at a rate consistent with inflation or standard cost-of-living adjustments in the future as we continue to grow our business unless we experience rapid revenue growth, in which case our operating expenses will likely increase at a greater rate. Any increase in our fixed expenses will increase the magnitude of this risk. In addition, the unpredictability of our operating results from quarter to quarter could cause our stock to trade at lower prices than it would if our results were consistent from quarter to quarter.

   Our quarterly revenue and operating results may fluctuate significantly from quarter to quarter in the future due to a number of factors, including:

  .  fluctuations in the demand for our software and services;

  . delays in introducing new software, new versions of our software or new services;

  .  the announcement or introduction of competing software;

  .  changes in our pricing policies or those of our competitors;

  . the timing of implementation and acceptance of our software by customers;

  .  costs related to acquisitions of technology or businesses;

  .  the timing and level of research and development expenditures; and

  .  reduced sales of our software by our channel partners.

Due to these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

   We earn most of our revenue for each quarter from large sales to a small number of customers, and any delay or failure to complete several of these sales could cause our operating results to fall below our forecasts and result in a decline in our stock price.

   We have derived and expect to continue to derive a significant portion of our revenue in each quarter from large sales to a small number of customers. Historically, our top 20 customers in each quarter have accounted for over 60% of our license revenue and over 35% of our total revenue. The average size of sales to these customers in a quarter has historically exceeded $350,000. Although we do maintain license maintenance agreements with many of our customers, these agreements are renewable annually at the option of the customer, and we generally do not have long-term contracts upon which we can rely for future revenue. Because we derive a large portion of our revenue in each quarter from a small number of customers, any delay by one of these customers to place an order can have a significant impact on our results for a particular quarter. This fact, as well as the tendency of some customers to delay large orders until late in the quarter, has in the past and may in the future make it difficult for us to accurately forecast our revenue for a given quarter and may cause the revenue for a quarter to be less than our prior forecast. Any failure to achieve our forecasted results could cause a decline in our stock price.

   We expect to rely on SPECTRUM Fault Management and related services for a substantial portion of our revenues for the foreseeable future.

   Our SPECTRUM Fault Management software and related services accounted for 80.0% of our total revenue for the year ended February 28, 1999, 67.4% of our total revenue for the year ended February 29, 2000 and 68.1% of our total revenue for the year ended March 3, 2001. Continued market acceptance of SPECTRUM Fault Management is critical to our future success, and we are more dependent on the market acceptance of a single core product than are companies with several core product offerings. Factors that may affect the demand for SPECTRUM Fault Management include the availability and price of competing software and technologies and the success of our sales efforts and those of our marketing partners. Our revenue may also be harmed by any significant reduction in the average selling price or volume of demand of SPECTRUM. For example, from fiscal 1998 to fiscal 1999, we experienced a decline in our revenue, which was due in part to reductions in the average selling price and volume of demand for our software during that period. A decline in the price of or demand for SPECTRUM Fault Management or our inability to increase revenues from SPECTRUM Fault Management could hinder our revenue growth and negatively affect our profitability.

   We maintain investments in early stage, privately held companies and could lose our entire investment in these companies.

   We have made equity and convertible debt investments in privately held companies, many of which are in the start-up or development stages. At December 1, 2001, these investments totaled approximately $2.7 million. Investments in these companies are inherently risky as the technologies or products they have under development, or the services they propose to provide, are typically in early stages of development and may never materialize. In addition, our investments are concentrated in a small number of industries. This lack of diversification exposes us to increased risk, particularly if these industries continue to experience an economic slowdown. Valuation of privately held companies is inherently uncertain, and we could lose our entire investment in these companies.


Risks Related to the Markets for Our Software

   The markets for service assurance software are highly competitive, which could prevent us from increasing our revenue and achieving sustained profitability.

   The markets for our software are new, highly competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We face competition from a number of sources, including:

  . incumbents in the infrastructure management industry such as Hewlett-Packard's OpenView, International Business Machines' Tivoli(R) brand of products, and Computer Associates International's Unicenter;

  . fault management software, such as Micromuse's Netcool(R)/OMNIbus and OpenService's NerveCenter(TM); and

  . the internal technology departments of our current and potential customers that develop or integrate information technology infrastructure management tools for their particular needs.

We also experience competition from a number of other public and smaller private companies.

   Some of our competitors have significantly more established customer support and substantially greater selling and marketing, technical, financial and other resources than we do. Many of our competitors also have more customers, greater market recognition and more established relationships and alliances in our industry and industries related to ours. As a result, these competitors may be able to develop, enhance and expand their product offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their products, pursue acquisitions and other opportunities more readily, and adopt more aggressive pricing policies. Due to the rapidly evolving markets in which we compete, additional competitors with significant financial resources may enter our market, thereby further intensifying competition. Competitive pressures may result in price reductions, reduced margins and loss of market share, which could materially harm our ability to increase our revenue and achieve consistent profitability.


   The sales cycle for our software is lengthy and involved, and any delay or failure to complete one or more large sales could cause our operating results to fall below our expectations.

   Our software is generally used for division-wide or enterprise-wide, business-critical purposes and involves significant capital commitments by our customers. Decisions to purchase our software generally involve the evaluation of our software by a significant number of customer personnel in various functional and geographic areas, each often having specific and complex requirements. The sales cycle for our software typically ranges from three to six months, but can be as long as nine months or more.

   Potential customers generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and resources educating them about the value of our solution. We have experienced and expect to continue to experience a reluctance by prospective customers who manage their information technology infrastructure with competing products to replace or expand their current information technology infrastructure management approach with our service assurance software. During this time we may incur substantial sales and marketing expenses and expend significant management effort. A variety of factors, including actions by our competitors and other factors over which we have little or no control, may cause potential customers to delay or forego a purchase of our software. The length of the sales cycle, and the magnitude of our investment in the sales process, is more substantial for our service provider customers than it is for our enterprise customers. If we fail to recognize revenue from a particular customer after making such a substantial investment, our profitability may be negatively impacted.

   If the markets for our products fail to grow, our future revenue will be significantly harmed.

   We derive substantially all of our revenue from the sale of software and services designed to enable our customers to manage their information technology infrastructures. The markets for our software are in early stages of development. Although the rapid expansion, increasing complexity and growing importance of information technology infrastructures in recent years has increased the need for service assurance software, the awareness of this need is a relatively recent development. Because the markets for our software are only beginning to develop, it is difficult to assess aspects of these markets, including:

  .  their revenue potential;

  . the appropriate features and prices for software to address these markets;

  .  the optimal distribution strategies; and

  .  the competitive environments that will develop.

Failure of the markets for our software to grow at anticipated rates or our failure to properly assess and address market demands would harm our financial results.

   The demand for our software depends, in part, on increased and sustained acceptance of the Internet as a medium of commerce. Rapid growth in electronic commerce is a recent phenomenon, and has not yet proven successful in many industries. This growth may not continue at recent rates, and a sufficiently broad base of enterprises may not adopt or continue to use the Internet as a medium of commerce. If enterprises do not continue to adopt and rely upon electronic commerce, our future revenue will be harmed.

   The failure of the markets for services offered by service providers to materialize and grow, or the ability of service providers to provide advanced services without service assurance software, could slow our future growth.

   We expect that an important source of our future revenue growth will be sales to service providers, such as internet service providers, who provide advanced communications services, such as the outsourcing of network management, to their customers. Some of these service providers are in unproven markets or have unproven business plans, such as competitive local exchange carriers. Service providers may be unable to effectively market these advanced services or may effectively do so without reliance on service assurance software products. Delays in the introduction of these advanced services, the failure of these services to gain widespread acceptance or the effective marketing of these services without service assurance software may reduce the demand for our software.

   If we do not maintain our existing industry relationships and continue to expand our network of systems integrators and consultants, our future revenue opportunities will be limited.

   An important element of our business strategy is to develop and maintain relationships with leading information technology infrastructure hardware and software vendors to ensure our software interoperates with their products. Our software is designed to operate on a variety of software platforms used by our customers and to communicate with a significant number of information technology infrastructure devices and applications. We must continually modify our software to ensure it operates effectively on new software platforms installed by our customers and potential customers and with new information technology infrastructure devices and applications. Vendors of these products are not required to cooperate with us to ensure our software interoperates with their products. The inability of our software to interoperate with these new products may deter customers from purchasing our software and harm our future revenue.

   We rely on systems integrators, consultants and distributors to sell our software and to install our software for our customers. Most of our existing relationships with systems integrators and consultants are not exclusive, and many of these partners have relationships with our competitors. We believe it will also be important for us to establish similar relationships with additional systems integrators, consultants and distributors. If any of our current partners discontinue their relationship with us, because they have entered into exclusive relationships with our competitors or for other reasons, or if we are unable to establish additional industry relationships, our future revenue may be harmed.

   If our new sales employees do not become productive, the recent expansion of our sales organization may harm our profitability.

   We have hired a significant number of new sales personnel in the past six months. Based upon our experience, it takes a considerable amount of resources and may take up to nine months for a newly-hired salesperson to become fully trained and knowledgeable regarding our software and service offerings. If our training efforts are unsuccessful and our newly-hired salespeople do not become productive after our investment in their training, our future revenues and profitability may be harmed.

   Our expansion outside the United States subjects us to increasing foreign political and economic risks, including foreign currency fluctuations.

   We sell a significant amount of our software outside the United States, and increasing our international sales is a key aspect of our growth strategy. International sales accounted for $13.8 million, or 18.7% of our total revenue, for the year ended March 3, 2001. International sales expose us to risks not present with domestic sales. These risks include the following:

  .  foreign currency exchange fluctuations;

  .  political and economic instability;

  . delays in meeting customer commitments associated with managing an international distribution system;

  . increased time to collect receivables caused by slower payment practices in many international markets;

  . managing export licenses, tariffs and other regulatory issues pertaining to international trade;

  . increased effort and costs associated with the protection of our intellectual property in foreign countries;

  . natural disasters, political uncertainties and changing regulatory environments in foreign countries; and

  . difficulties in hiring, managing and terminating employees in foreign countries.

   We conduct our international sales in either U.S. dollars or select local currencies, and a change in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. We are also subject to fluctuations in exchange rates between the U.S. dollar and local currencies. We may determine to engage in hedging transactions to minimize the risk of currency fluctuations, and if we are not successful in managing hedging transactions, we could incur losses.

Risks Related to Our Software

   If we do not anticipate and respond to technological developments and evolving customer requirements, we may not retain our current customers or attract new customers.

   The market for our software is characterized by rapidly changing technologies, evolving standards and frequent new product introductions. The introduction by us or our competitors of new software and the emergence of new industry standards and practices can render existing software obsolete and unmarketable. Our success will depend upon our ability to enhance our existing software and to develop and introduce, on a timely and cost-effective basis, new software and functionality that keep pace with technological developments and emerging standards. Any failure to introduce new software on a timely basis will harm our future revenue and prospects.

   Our future success depends upon our ability to develop and manage customer relationships and to introduce a variety of new products and product enhancements that address the increasingly sophisticated needs of our customers. Our current and prospective customers may require product features and capabilities that our software does not have. We must anticipate and adapt to customer requirements and offer software that meets those demands in a timely manner. Our failure to develop software that satisfies evolving customer requirements could seriously harm our ability to achieve or maintain market acceptance for our products and prevent us from recovering our product development investments.

   Our service assurance solution relies upon third-party software for key functionality, and our business may be seriously harmed if we are unable to obtain this software.

   SPECTRUM Fault Management provides the basis for our comprehensive service assurance solution, but we rely on third parties to provide us with software that is important to SPECTRUM's ability to function as a comprehensive service assurance solution. We rely on third-party software in the following instances:

  . we embed third-party software into SPECTRUM Fault Management;

  . we contract with third parties to provide us with the software we sell as SPECTRUM Security Manager, SPECTRUM Application Manager and SPECTRUM WebReporter under original equipment manufacturer agreements; and

  . we maintain relationships with vendors that offer software products which are complementary to our software, and which provide functionality that enables our service assurance solution.

   For example, in order for our customers to associate the failure of specific devices and applications within their information technology infrastructures to individual end users, which is an important aspect of our comprehensive service assurance solution, they must purchase, in addition to our software, additional software from a third party. We expect that our ability to provide our customers with this and other important functionality for which we rely on third-party software will be an important factor in our future success.

   Our reliance on third-party software subjects us to various risks. The third-party software upon which we rely may not continue to be available to us or to our customers on commercially reasonable terms, if at all, or may fail to interoperate effectively with SPECTRUM or with hardware and other software applications within information technology infrastructures. Providers of this software may fail to enhance it or fail to effectively respond to emerging industry developments. Counterparties to license and original equipment manufacturer agreements may fail to honor their commitments under these agreements. Any of these events could require us to redesign or eliminate important aspects of SPECTRUM or result in shipment delays, thereby reducing our future revenue and profitability.

   Our software is very complex, and undetected defects may increase our costs, harm our reputation with our customers and lead to costly litigation.

   Our service assurance software is extremely complex and must operate successfully with complex products of other vendors. Our software may contain undetected errors when first introduced or as we release new upgrades. These errors may relate to the software itself or to its ability to operate with other software and hardware products. The pressures we face to be the first to market new software or functionality increases the possibility that we will offer software in which we or our customers later discover errors. We have experienced new software and software upgrade errors in the past and expect similar problems in the future. Although these problems have not caused us to incur significant warranty costs in the past, these problems may in the future cause us to incur significant warranty and other costs and divert the attention of our engineering personnel from our software development efforts. If we are unable to fix these problems in a timely manner, we may experience a loss of or delay in revenues and significant damage to our reputation and business prospects.

   Many of our customers use our software to monitor and manage business-critical applications. Because of this reliance, errors, defects or other performance problems in our software could result in significant financial and other damage to our customers. Our customers could attempt to recover these losses by pursuing product liability claims against us, which, even if unsuccessful, would likely be time-consuming and costly to defend and could adversely affect our reputation.

   If the installation of our software by third parties does not provide a positive experience for our customers, our reputation and future revenue may be harmed.

   In most instances, we rely upon systems integrators and consultants to perform the initial installation of our software. Because our software is complex and is commonly implemented in complex environments, the installation process can be difficult. Customers commonly make initial judgments about software products like ours based upon their experience during the installation process. We have little control over how these third parties install our software and the experience our customers have during installation. If these third parties do not successfully install our software in a timely manner or if our customers have a negative experience during the installation of our software, our reputation may be harmed and our future revenue may suffer.

   Customers perceive the installation of large software upgrades to involve significant risks, and the perception of these risks may deter enterprises and service providers from purchasing SPECTRUM upgrades.

   A key element of our strategy is selling SPECTRUM upgrades and continuing license maintenance contracts to enterprises and service providers who already use SPECTRUM. Customers for large software systems, including SPECTRUM, perceive the installation of large software upgrades to involve significant risks. These risks include the risk that the new version of the software will not manage their infrastructure as reliably as their current version of the software and that the upgrade installation will cause a significant disruption to their operations. We must convince these enterprises and service providers that the increased functionality they will receive from installing the most recent version of SPECTRUM will outweigh these risks. Perceived installation risks could deter enterprises and service providers from purchasing SPECTRUM upgrades, thereby reducing our future revenue.

Risks Related to Our Intellectual Property

   Our limited ability to protect our intellectual property may hinder our ability to compete.

   We regard our software and technology as proprietary. We attempt to protect them through a combination of patents, copyrights, trademarks, trade secret laws, contractual restrictions on disclosure and other methods. These methods may not be sufficient to protect our proprietary rights. We also generally enter into confidentiality agreements with our employees, consultants and customers, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where laws may not protect our proprietary rights to the same extent as do the laws of the United States. We may need to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation could result in substantial costs and diversion of resources and could harm our business.

   We may be subject to claims that our intellectual property infringes upon the proprietary rights of others, and a successful claim could harm our ability to sell and develop our products.

   We license technology from third parties and are continuing to develop and acquire additional intellectual property. Although we have not been involved in any material litigation relating to our intellectual property, we expect that participants in our markets will be increasingly subject to infringement claims. Third parties may claim our software infringes their intellectual property, in which case we would be forced to defend ourselves or our customers, manufacturers and suppliers against those claims. Any claim, whether meritorious or not, could be time-consuming, could result in costly litigation and could require us to enter into royalty or licensing agreements. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not adequately indemnify us for all liability that may be imposed. In addition, any royalty or licensing agreements might not be available on terms acceptable to us, if at all, in which case we might have to cease selling, incorporating or using the software that incorporates the challenged intellectual property and expend substantial amounts of resources to redesign our software. If we are forced to enter into unacceptable royalty or licensing agreements or to redesign our products, our business and prospects could be significantly harmed.

Other Risks Related to Our Business

   Our ability to develop, market and support our software depends on retaining our senior management team and attracting other highly qualified individuals in our industry.

   Our future success depends to a significant extent on the continued services of our current management team, which has significant experience in the service assurance software market, as well as relationships with many of our existing and potential customers and business partners. For example, Michael Luetkemeyer, our Senior Vice President and Chief Financial Officer, recently left our management team. The loss of his skills and experience may harm our business. The loss of the services of other members of our current management team or any significant portion of it could have a significant detrimental effect on our ability to execute our business strategy.

   Our future success also depends upon our continuing ability to identify, hire, train, assimilate and retain large numbers of highly qualified engineering, sales, marketing, managerial and support personnel. The demand for qualified personnel is high and competition for their services is intense. The competition for qualified employees in our industry, particularly in the New England area where our principal operations are located, and for qualified technical personnel, who are important to the success of our technical service and customer support functions, is particularly intense. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly sales personnel and engineers, could adversely impact our ability to sell our software and delay the development and introduction of new software.

   If we do not successfully hire and train new technical service and customer support personnel, we may be unable to service our growing number of customers, which could harm our reputation and future revenues.

   As part of our separation from Cabletron, we have worked to establish a technical service and customer support organization capable of providing quality service to our customers. We have also increased the sophistication and functionality of our software over this period of time. Consequently, the demands on our technical service and support organization have grown rapidly. We will be required to further expand our technical service and support organizations to successfully provide quality technical support services to our growing number of customers. Providing our customers with a high degree of support after sales of our software is important to our reputation and relationships with our customers. If we are unable to provide a high degree of support to our customers, they may not renew their license maintenance contracts with us, and revenue from these contracts comprises a significant portion of our total revenue. Furthermore, failure to provide adequate technical service to our customers may harm our reputation and cause future potential customers to be less likely to purchase our software.

   We expect to make future acquisitions, which involve numerous risks.

   We expect to supplement our internal growth by acquiring complementary businesses, technologies or product lines. We may be unable to identify and acquire suitable candidates on reasonable terms, if at all. We expect to compete for acquisition candidates with other companies that have substantially greater financial, management and other resources than we do. If we do complete an acquisition, integrating newly acquired organizations and products and services is likely to be expensive, time-consuming and a strain on our managerial resources. Furthermore, acquisitions may not generate sufficient revenues to offset increased expenses associated with the acquisition in the short term or at all.

   Acquisitions, particularly multiple acquisitions over a short period of time, involve a number of risks that may result in our failure to achieve the desired benefits of the acquisition. These risks include, among others, the following:

  . difficulties in assimilating the operations of the acquired businesses;

  . potential disruption of our existing operations;

  . inability to integrate, train and retain key personnel;

  . diversion of management attention and employees from daily operations;

  . inability to incorporate, develop or market acquired technologies or software;

  . unexpected liabilities of the acquired business;

  . operating inefficiencies associated with managing companies in different locations; and

  . impairment of relationships with employees, customers, suppliers and strategic partners.

   We may finance acquisitions by issuing shares of our capital stock, which could dilute our existing stockholders. We may also use cash or incur debt to pay for these acquisitions. In addition, we may be required to expend substantial funds to develop acquired technologies and to amortize significant amounts of intangible assets in connection with future acquisitions, which could adversely affect our operating results. From time to time, we could make acquisitions that result in in-process research and development expenses, which could also adversely affect our operating results.

Risks Related to the Distribution of Our Common Stock by Enterasys

   Our historical financial information may not be representative of our results as a separate company.

   Our consolidated financial statements have been taken from the consolidated financial statements of Cabletron and Enterasys using historical results of operations and historical bases of the assets and liabilities attributable to our operations. Cabletron did not account for us as a separate, stand-alone entity before June 3, 2000. The consolidated financial statements also include our share of expenses incurred by Enterasys and allocated among itself and its operating subsidiaries. All of the allocations and estimates in our consolidated financial statements are based upon assumptions that our management believes to be reasonable reflections of the cost of services provided or benefits received by us. The historical consolidated financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our operating as a stand-alone entity, including increased costs from reduced economies of scale, increased marketing expenses related to building a brand identity separate from Cabletron and the increased costs of being a publicly traded, stand-alone company. The increased costs related to these or similar factors could adversely affect our operating results in future periods.

   Enterasys will no longer fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

   In the past, our capital requirements have been satisfied by Cabletron. Following the distribution of our shares by Enterasys, Enterasys will not provide funds to finance our capital expenditures, working capital or other cash requirements. We cannot be certain that we will be able to obtain additional financing or financial support from other sources, if needed, on favorable terms or at all.

   We believe our capital requirements will vary from quarter to quarter depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions, investments and inventory and receivables management. We believe that our current cash balance and our future cash flows from operations will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for at least the next twelve months. Nonetheless, we may require or choose to obtain debt or equity financing to finance acquisitions or other investments in our business. Future equity financings may be dilutive to the existing holders of our common stock. Future debt financings may involve restrictive covenants that limit the way we are able to operate our business. We may not be able to obtain debt financing with interest rates and other terms as favorable as those that Enterasys could obtain.

   We have limited ability to engage in acquisitions and other strategic transactions using our equity because of the federal income tax requirements for a tax-free distribution.

   For any distribution of our stock by Enterasys to qualify as tax-free to Enterasys, there must not be a change in ownership of 50% or greater in either the voting power or value of either our stock or Enterasys' stock that is considered to be part of a plan or series of transactions related to the distribution. If there is a direct or indirect acquisition of our or Enterasys' stock by one or more persons during the four-year period beginning two years before and ending two years after the distribution, it will be presumed to be part of a plan or series of related transactions related to Enterasys' intended distribution of our stock. Unless this presumption is successfully rebutted, the distribution will be taxable to Enterasys.

   For the reasons described above, our ability to use our stock for acquisitions and other similar strategic transactions or for compensation of employees and others is restricted. Many of our competitors use their equity to complete acquisitions, to expand their product offerings and speed the development of new technology and to attract and retain employees and other key personnel, giving them a potentially significant competitive advantage over us.

   We could incur a significant tax liability if the distribution does not qualify for tax-free treatment, which could require us to pay Enterasys a substantial amount of money.

   We have entered into a tax sharing agreement with Enterasys, GNTS and Riverstone. This agreement requires that we indemnify Enterasys and Riverstone if the distribution by Enterasys of our shares does not qualify as tax-free due to actions we take or that otherwise relate to us, including any change of ownership of us. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules, we might inadvertently cause a change of ownership to occur, triggering a tax on the distribution and our obligation to indemnify Enterasys and the other parties to the tax sharing agreement. Our obligation to indemnify these parties if a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire us.

   In addition to our liability under the tax sharing agreement, under United States Federal income tax laws, we would be jointly and severally liable for the Federal income taxes of Enterasys resulting from the distribution being taxable. This means that even if we do not have to indemnify Enterasys under the tax sharing agreement because we did not take any specific action to cause the distribution to fail as a tax-free event, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if Enterasys fails to pay them.

   The plaintiffs in the outstanding class action suit against Enterasys might seek to add us to this litigation or seek payment of any related damages.

   Enterasys is a party to an outstanding class action suit alleging that during the period of March 3, 1997 through December 2, 1997, Cabletron released false and misleading information about its operations and that its accounting practices resulted in the disclosure of materially misleading financial results. The plaintiffs' complaint does not specify the amount of damages, but if the plaintiffs prevail, Enterasys could be required to pay substantial damages. The litigation was dismissed with prejudice by the Federal District Court for the District of Rhode Island on May 23, 2001. The plaintiffs have appealed this dismissal. The plaintiffs in this matter might seek to involve us in this litigation or, if they prevail in this litigation, might seek to recover damages from us, particularly if Enterasys has insufficient assets.

   There may be substantial sales of our common stock after the distribution by Enterasys to its stockholders, which could cause the price of our common stock to decline.

   Enterasys is distributing to its stockholders the 13,866,432 shares of our common stock that it owns. Substantially all of these shares will be eligible for immediate resale in the public market once distributed, without restrictions or further registration under the Securities Act of 1933. Because the distribution of our outstanding common stock is being made to existing stockholders of Enterasys, none of whom have made an affirmative decision to invest in our common stock, some or all of those stockholders may sell the shares of our common stock that they receive into the market shortly after distribution. Until the shares of our common stock are held by individuals who have made an affirmative decision to invest in our company, the price at which our common stock trades may fluctuate significantly and may be higher or lower than the price that would be expected for shares of a company that has been publicly traded for a significant period of time.


   In addition, a portion of Enterasys' common stock is held by index mutual funds tied to the Standard & Poor's 400 Index or other stock indices. If we are not in these indices at the time of the distribution but Enterasys is, these index funds will be required to sell our stock. There may not be a sufficient number of buyers in the market at that time. Any sales of substantial amounts of common stock in the public market, or the perception that sales might occur, whether related to this distribution or not, could harm the market price of our common stock.

   Also, upon completion of the distribution, we will have outstanding immediately exercisable options, rights and warrants to purchase our common stock, as well as shares of Series B convertible preferred stock which are convertible into shares of our common stock. Assuming a record and distribution date of December 31, 2001, we would have outstanding immediately exercisable options to acquire not more than 3,289,122 shares of our common stock, rights to purchase 780,714 shares of our common stock and warrants to purchase 499,186 shares of our common stock, as well as 785,556 shares of Series B convertible preferred stock which would be convertible into 261,852 shares of our common stock. This includes the additional options and warrants to purchase common stock we are required to issue upon completion of the distribution. In view of the large number of shares of our common stock freely tradeable and available for immediate sale or subject to exercisable options, warrants, rights and convertible securities, the market for our common stock following the distribution could be highly volatile.


   Our securities have no prior market, and the market price of our common stock may be materially adversely affected by market volatility.


   Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after the distribution. The Nasdaq National Market will not approve our common stock for listing until we have established that our common stock will trade consistently above $5 per share. We may establish this prerequisite through the trading of our common stock on a when-issued basis on the Nasdaq over-the-counter market. If our common stock does not qualify for trading on the Nasdaq National Market, you may be unable to trade the shares of our common stock you receive in the distribution in a liquid trading market.


   The price at which our common stock will trade following the distribution is likely to be highly volatile. The combined trading prices of Enterasys common stock and our common stock after the distribution may be less than, equal to or greater than the trading price of Enterasys common stock prior to the distribution. The price of the common stock that will prevail in the market will depend on many factors, some of which are beyond our control, including those factors discussed in this section.


   In addition, the stock market in general has, and technology companies in particular have, from time to time experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of these companies. These broad market fluctuations may harm the trading price of our common stock, and investors in our common stock may experience a decrease in the value of their common stock. Fluctuations in the price of our common stock may affect our visibility and credibility in our market and our ability to secure additional financing on acceptable terms, if at all.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "intends," "predicts," "future," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors." Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.

                                DIVIDEND POLICY

   We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, are subject to the discretion of our board of directors and will depend upon, among other things, our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 1, 2001 on an actual basis, on a pro forma basis to reflect the conversion into common stock of all outstanding shares of Series A convertible preferred stock, which will occur prior to the distribution, and on a pro forma as adjusted basis to reflect the pro forma adjustments, the formation of Aprisma Management Technologies LLC and related transactions, the filing of an amended and restated certificate of incorporation immediately prior to the distribution and the payment by us of an estimated $11.5 million of costs related to the distribution of our shares of common stock by Enterasys.


   The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.


                                                       December 1, 2001
                                                  -----------------------------
                                                             Pro     Pro Forma
                                                  Actual    Forma   As Adjusted
                                                  -------  -------  -----------
                                                        (in thousands)
                                                          (unaudited)
Cash and cash equivalents........................ $42,337  $42,337    $40,935
Marketable securities............................  38,714   38,714     38,714
Long-term debt...................................     --       --         --
Stockholders' equity:
 Series A Convertible Preferred Stock, par value
  $0.01 per share; 38,491,222 shares authorized,
  issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and
  pro forma as adjusted..........................     385      --         --
 Series B Convertible Preferred Stock, par value
  $0.01 per share; 785,556 shares authorized,
  issued and outstanding actual, pro forma and
  pro forma as adjusted..........................       8        8          8
 Undesignated Preferred Stock, par value $0.01
  per share; no shares authorized issued and
  outstanding actual; 2,000,000 shares
  authorized, no shares issued and outstanding
  pro forma and pro forma as adjusted............     --       --         --
 Common Stock, par value $0.01 per share;
  53,444,777 shares authorized, 333 shares issued
  and outstanding actual; 53,444,777 shares
  authorized, 12,830,740 shares issued and
  outstanding pro forma; 60,000,000 shares
  authorized, 13,866,432 shares issued and
  outstanding pro forma as adjusted..............     --       128        139
 Additional paid-in capital......................  93,289   93,546     92,133
 Accumulated deficit.............................  (6,692)  (6,692)    (6,692)
 Accumulated other comprehensive income..........   1,455    1,455      1,455
                                                  -------  -------    -------
   Total stockholders' equity.................... $88,445  $88,445    $87,043
                                                  =======  =======    =======


   The information in the table above excludes 3,012,778 shares of our common stock that we have reserved for issuance upon exercise of stock options granted by our board of directors prior to December 1, 2001 at a weighted average exercise price of $10.45 per share. This information also excludes, as of December 1, 2001:

  . up to an additional 780,714 shares of our common stock that we may be required to issue to the strategic investors relating to their exercise of stock purchase rights outstanding as of December 1, 2001.


  . an additional 500,411 shares of our common stock underlying warrants that we are required to issue to the strategic investors upon the distribution of our common stock by Enterasys, which represents approximately the number of shares of our common stock that these strategic investors would have received had they exercised their warrants to purchase shares of Enterasys common stock immediately prior to the record date for the distribution, assuming for these purposes a record and distribution date of December 1, 2001.

  . additional shares of common stock underlying options to purchase shares of common stock that we are obligated to grant to our employees and other individuals who hold options to purchase shares of Enterasys common stock which were options to purchase shares of Cabletron common stock prior to the merger of Enterasys into Cabletron, on the date of the distribution, which, as of December 1, 2001, would not exceed 100,000 shares.

   The weighted average exercise prices of the stock purchase rights held by the strategic investors and the additional warrants and options we are obligated to issue upon a distribution of our common stock cannot be determined at this time because our initial trading price following the distribution, the initial trading price of Enterasys following the distribution and the closing price of our common stock on the date of the distribution are required for the calculations.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth on the following page should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this information statement. Our consolidated statements of operations data for the years ended February 28, 1999, February 29, 2000 and March 3, 2001 and the consolidated balance sheet data as of February 29, 2000 and March 3, 2001 have been derived from our consolidated financial statements included in this information statement, which have been audited by KPMG LLP, independent auditors, whose report is also included in this information statement. Our consolidated statements of operations data for the nine months ended December 2, 2000 and December 1, 2001 and the consolidated balance sheet data as of December 1, 2001 have been derived from our unaudited consolidated financial statements included in this information statement and which include, in our opinion, all adjustments necessary for a fair presentation of this data. Our consolidated statements of operations data for the years ended February 28, 1997 and February 28, 1998 and the consolidated balance sheet data as of February 28, 1997, February 28, 1998 and February 28, 1999 have been derived from our unaudited consolidated financial statements that are not included in this information statement and which include, in our opinion, all adjustments necessary for a fair presentation of this data.

   We have prepared the accompanying table to reflect our historical consolidated financial information in a manner consistent with stand-alone operations. Our consolidated financial statements have been taken from the consolidated financial statements of Cabletron and Enterasys using historical results of operations and historical bases of the assets and liabilities attributable to our operations. The consolidated financial statements also include our share of expenses incurred by Cabletron and Enterasys and allocated to the operating subsidiaries. All of the allocations and estimates in our financial statements are based upon assumptions that our management believes to be reasonable reflections of the costs of services provided or benefits received by us. The historical financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered. Pro forma information reflects the conversion of 38,491,222 shares of our Series A convertible preferred stock into 12,830,407 shares of common stock as if converted at the later of the beginning of each period or the date of issuance. Pro forma information does not reflect the effects of the formation of Aprisma Management Technologies LLC and related transactions. For the nine months ended December 1, 2001, the issuance of shares underlying options to purchase common stock have also been included in diluted and unaudited pro forma diluted net income (loss) per share to the extent they were dilutive under the treasury stock method.

                                           Year Ended                         Nine Months Ended
                          -------------------------------------------------  ---------------------
                          Feb. 28,  Feb. 28,  Feb. 28,  Feb. 29,  March 3,   Dec. 2,     Dec. 1,
                            1997      1998      1999      2000      2001       2000       2001
                          --------  --------  --------  --------  ---------  --------  -----------
                                   (in thousands, except share and per share data)
Statement of Operations
 Data:
 Revenue................  $ 30,056  $49,257   $ 42,609  $54,747   $  74,070   $52,154  $    59,164
 Cost of revenue........     7,113   13,165     13,447   17,769      23,014    16,903       14,324
                          --------  -------   --------  -------   ---------  --------  -----------
 Gross profit...........    22,943   36,092     29,162   36,978      51,056    35,251       44,840
 Operating expenses
 Research and
  development...........    36,140   33,011     24,364   20,916      18,796    14,614       11,136
 Selling and marketing..     4,900    7,922     14,704   16,825      27,269    19,102       25,668
 General and
  administrative........     4,011    4,312      4,563    7,656      14,700    10,947        7,878
 Stock-based
  compensation - general
  and administrative....       --       --         --       --        4,226     4,226          --
 Special charges........       --       --         --       --        1,094       608        1,110
                          --------  -------   --------  -------   ---------  --------  -----------
  Total operating
   expenses.............    45,051   45,245     43,631   45,397      66,085    49,497       45,792
                          --------  -------   --------  -------   ---------  --------  -----------
 Operating loss ........   (22,108)  (9,153)   (14,469)  (8,419)    (15,029)  (14,246)        (952)
 Interest income........       --       --         --       --        3,058     2,098        2,764
 Loss on impairment of
  investments...........       --       --         --       --          --        --          (648)
 Other income (expense),
  net...................       40       (42)       (85)     (95)        (19)      (19)        (134)
                          --------  -------   --------  -------   ---------  --------  -----------
 Income (loss) before
  income taxes..........   (22,068)  (9,195)   (14,554)  (8,514)    (11,990)  (12,167)       1,030
 Provision for income
  taxes.................       --       --         --       --          --        --           105
                          --------  -------   --------  -------   ---------  --------  -----------
 Net income (loss)......  $(22,068) $(9,195)  $(14,554) $(8,514)  $ (11,990) $(12,167) $       925
                          ========  =======   ========  =======   =========  ========  ===========
 Net income (loss) per
  share
 Basic..................                                          $ (36,006)           $     2,778
                                                                  =========            ===========
 Diluted................                                          $ (36,006)           $      0.07
                                                                  =========            ===========
 Weighted average number
  of shares
  outstanding...........
 Basic..................                                                333                    333
                                                                  =========            ===========
 Diluted................                                                333             13,129,050
                                                                  =========            ===========
 Unaudited pro forma net
  income (loss) per
  share
 Basic and diluted......                                          $   (1.82)           $      0.07
                                                                  =========            ===========
 Unaudited pro forma
  weighted average
  number of shares
  outstanding
 Basic..................                                          6,573,719             12,830,740
                                                                  =========            ===========
 Diluted................                                          6,573,719             13,129,050
                                                                  =========            ===========

                         Feb. 28,  Feb. 28, Feb. 28,  Feb. 29,  March 3, Dec. 1,
                           1997      1998     1999      2000      2001     2001
                         --------  -------- --------  --------  -------- --------
                                            (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $   --    $   --   $   --    $    --   $ 90,925 $ 42,337
Marketable securities...     --        --       --         --        --    38,714
Working capital
 (deficit)..............    (236)    5,646   (1,149)   (25,549)   82,573   50,435
Total assets............  13,985    17,500   15,934     13,642   111,415  108,802
Stockholders' equity....   9,512    10,314    2,458    (21,704)   86,144   88,445

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this information statement.

Overview

   We develop, market and support SPECTRUM, a suite of service assurance software applications. Our service assurance solution enables enterprises and service providers to ensure high levels of infrastructure availability and performance to end users who rely upon their infrastructure for mission-critical business applications. We were created by Cabletron's contribution of its infrastructure management software business to a newly formed subsidiary. This contribution was part of the transformation initiated by Cabletron in which it transferred most of its operating assets and liabilities to us and three other operating subsidiaries. Cabletron launched its transformation in February of 2000.

   We derive our revenue from licenses of our SPECTRUM software and related services, which include license maintenance, training, technical support and custom development. We license our software primarily to large enterprises and service providers who rely upon sophisticated information technology infrastructures for their core business processes. We market and sell our software worldwide primarily through our direct sales force, as well as through distributors, system integrators and consultants. SPECTRUM Fault Management is our core information technology infrastructure management product. We also sell products produced by third parties that provide functionality complementary to SPECTRUM Fault Management. Recently, we have contracted with the vendors of several of these products to supply them to us under original equipment manufacturer agreements, and we now sell these products as SPECTRUM Security Manager, SPECTRUM Application Manager, and SPECTRUM WebReporter. These products, in the aggregate, accounted for approximately $4.2 million, or 7.1% of our revenue, for the nine months ended December 1, 2001.

Revenue

   Licensed Software. Revenue from licensed software consists of sales of SPECTRUM applications and new SPECTRUM releases to new and existing customers. We recognize software license revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions. These pronouncements require that software license revenue be recognized upon delivery of the software, provided that the customer has executed a contract that contains a fixed and determinable fee which management believes is collectible. If the contract contains significant implementation or customization services, licensors must delay recognition of the software license revenue until completion of these services. Because we do not typically provide implementation services in connection with sales of SPECTRUM licenses, we generally recognize revenue from sales of SPECTRUM licenses upon shipment of the software, assuming all other SOP 97-2 recognition criteria have been met. We account for sales in which we receive equity as consideration for a license of our software by estimating the fair value of the equity instrument through an independent appraisal or a recent equity transaction received by the issuer from an unrelated third party.

   We also license our software to distributors and others, who we refer to as channel partners, under reseller and original equipment manufacturer agreements. Our contracts with channel partners do not entitle them to return our software, and we recognize revenue for sales to channel partners consistent with the principles outlined above.

   Maintenance and Services. Maintenance and services revenue consists of license maintenance contracts, which entitle our customers to updates to current SPECTRUM versions, patches to repair defects in existing versions and technical support, as well as training and custom development services. License maintenance payments are typically due in advance and are nonrefundable. We recognize revenue from license maintenance contracts ratably over the term of the maintenance period, which is typically one year. We also earn revenue from custom development work for customers who have unique infrastructure environments or special service assurance requirements. We recognize revenue from these and other services as the services are performed or when completed.

   Multiple Element Contracts. We make some of our license sales in one transaction involving multiple elements, such as licenses for our software and contracts for continuing customer service. We recognize revenue from these contracts based on the fair value of the elements as determined by vendor-specific objective evidence, as defined by SOP 97-2 and related interpretations, modified by SOP 98-9, as we meet the revenue recognition criteria for each element.

Expenses

   Cost of Revenue. Cost of license revenue consists primarily of technology license fees paid to third-party software vendors, including original equipment manufacturers, and the costs of software media, production, packaging and shipping, as well as other customer service and support costs related to license revenue. Cost of maintenance and services revenue consists primarily of personnel-related costs incurred in providing technical support, consulting, training and custom development services to customers.

   Research and Development. Research and development expenses consist primarily of personnel costs, as well as costs of computer systems and software development tools. We treat expenditures related to the development of new software as expenses when we incur them, unless we are required to capitalize them. We are required to capitalize software development costs beginning at the time we have established a product's technological feasibility and ending when a product is available for general release to customers. We essentially complete our current process for developing software concurrently with the establishment of technological feasibility, and have not capitalized any software development costs to date because amounts have been immaterial.

   Selling and Marketing. Selling and marketing expenses consist primarily of salaries, commissions and bonuses earned by personnel engaged in sales, technical pre-sales and marketing activities, as well as the costs of trade shows, public relations, marketing materials and other marketing activities.

   General and Administrative. General and administrative expenses consist primarily of personnel costs for administration, finance, legal, information systems and human resources, as well as professional fees. Beginning August 28, 2000, the effective date of our services agreement, expenses for services provided to us by Enterasys under our services agreement are included in general and administrative expenses.

   Stock-based compensation. Stock-based compensation expenses during the fiscal year ended March 3, 2001 related to our grant of options to purchase an aggregate of 473,128 shares of our common stock to some employees and directors of Cabletron. Because these individuals were not our employees, we had accounted for these options under variable plan accounting, and we recorded compensation expense of $877,000 through October 2000. We subsequently accelerated the vesting of these options, such that they were fully vested in November 2000, and made them exercisable only upon the occurrence of specified events, one of which is the distribution of our shares by Enterasys. We no longer account for these options under variable plan accounting. When we accelerated the vesting of these options, we recorded an additional one-time compensation expense of approximately $3.3 million, which represented the fair value of the options at the time of acceleration using the Black-Scholes option pricing model, less the compensation expense previously recorded.

   Upon the distribution by Enterasys of its shares of our common stock, we are obligated to issue additional options to acquire shares of our common stock to holders of a specific type of option to purchase Enterasys common stock. We expect these additional options will entitle their holders to purchase not more than 100,000 shares of our common stock, assuming a record and distribution date of December 31, 2001. The terms of these additional options will be the same as the terms of the Enterasys options to which they relate, subject to special rules in the event of a merger or sale of us. We do not expect to incur any stock-based compensation expense related to the issuance of these options because the additional options will meet the criteria of Paragraph 53 of FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25."

   Income Taxes. Our operating results historically have been included in Enterasys' consolidated United States federal and state tax returns. We have determined our provision for income taxes in our consolidated financial statements on a separate return basis. We have not recognized any deferred tax benefit for the net operating losses from the periods presented because Enterasys may use them during these consolidated tax return years and they might not be available to us. Under the separate return method, we would not have been able to recognize the tax benefit. We have recorded a full valuation allowance against our deferred tax assets because our management believes that, after considering all available objective evidence, it is unlikely that we will realize these assets.

   As we establish foreign subsidiaries in the future, our mix of income before taxes in various tax jurisdictions could cause our effective tax rate to fluctuate. Our tax liability after the date of Cabletron's transfer of assets to us and before the date of Enterasys' distribution of our shares will be determined by our tax sharing agreement with Enterasys and its affiliates. From the date of Cabletron's transfer of assets to us, Enterasys is required to reimburse us for any of our tax attributes used by Enterasys, and we are required to reimburse Enterasys for any tax liabilities attributable to us that are paid by Enterasys.

Basis of Presentation

   Our fiscal year 2000 ended on February 29, 2000, and our previous fiscal years ended on the last calendar day of February. Effective March 1, 2000, we changed our fiscal year to a 52 or 53 week year ending on the Saturday closest to the last calendar day in February. This change did not have a significant impact on our consolidated financial position or results of operations. On December 21, 2001, our Board of Directors amended our by-laws to change our fiscal year end to the Saturday closest to the last day in December of each year. This change took effect for the fiscal period ended December 29, 2001, and we will file when due a transition report on Form 10K for the ten months ended December 29, 2001.

   Our consolidated financial statements have been taken from the consolidated financial statements of Cabletron and Enterasys using the historical results of operations and historical bases of the assets and liabilities attributable to our operations. The consolidated financial statements also include our share of expenses incurred by Cabletron and Enterasys and allocated to its operating subsidiaries, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, sales, marketing, engineering and other corporate service and infrastructure costs. All of the allocations and estimates in our financial statements are based upon assumptions that our management believes to be reasonable reflections of the costs of services provided or benefits received by us.

   The financial information presented in this information statement is not necessarily indicative of what our financial position, results of operations or cash flows will be in the future, and may not be indicative of what our financial position, results of operations or cash flows would have been in the past had we been a separate, stand-alone company for the periods presented. The financial information presented in this information statement does not reflect the many significant changes that will occur in our funding and operations due to our becoming a stand-alone company.

Results of Operations

   The following table sets forth information regarding selected items in our consolidated statements of operations as a percentage of our total revenue:

                                                                  Nine Months
                                             Year Ended              Ended
                                     -------------------------- ---------------
                                     Feb. 28, Feb. 29, March 3, Dec. 2, Dec. 1,
                                       1999     2000     2001    2000    2001
                                     -------- -------- -------- ------- -------
Revenue
 License............................    54%      56%      63%      62%     58%
 Maintenance and services...........    46       44       37       38      42
                                       ---      ---      ---      ---     ---
  Total revenue.....................   100      100      100      100     100
Cost of revenue
 License............................    18       16       18       19      10
 Maintenance and services...........    14       17       13       13      15
                                       ---      ---      ---      ---     ---
  Total cost of revenue.............    32       33       31       32      25
                                       ---      ---      ---      ---     ---
Gross profit........................    68       67       69       68      75
Operating expenses
 Research and development...........    57       38       25       28      19
 Selling and marketing..............    35       31       37       37      43
 General and administrative.........    10       14       20       21      13
 Stock-based compensation--general
  and administrative................   --       --         6        8     --
 Special charges....................   --       --         1        1       2
                                       ---      ---      ---      ---     ---
  Total operating expenses..........   102       83       89       95      77
                                       ---      ---      ---      ---     ---
Operating loss......................   (34)     (16)     (20)     (27)     (2)
Interest income.....................   --       --         4        4       5
Loss on impairment of investments...   --       --       --       --       (1)
Other expense, net..................   --       --       --       --      --
                                       ---      ---      ---      ---     ---
Income (loss) before income taxes...   (34)     (16)     (16)     (23)      2
Provision for income taxes..........   --       --       --       --      --
                                       ---      ---      ---      ---     ---
Net income (loss)...................   (34)%    (16)%    (16)%    (23)%     2%
                                       ===      ===      ===      ===     ===

   The following table sets forth our gross margins for each component of total revenue:

                                    Year Ended         Nine Months Ended
                            -------------------------- --------------------
                            Feb. 28, Feb. 29, March 3, Dec. 2,     Dec. 1,
                              1999     2000     2001     2000        2001
                            -------- -------- -------- --------    --------
License...................     67%      72%      71%           69%         84%
Maintenance and services..     70%      63%      66%           66%         65%

 Nine Months Ended December 1, 2001 and December 2, 2000

   Revenue. Total revenue increased $7.0 million, or 13.4%, to $59.2 million for the nine months ended December 1, 2001, compared to $52.2 million for the comparable prior year period. Our revenue increased during this period and in recent years for several reasons. Prior to fiscal 2001, we did not employ a direct sales force or maintain a marketing function responsible for branding our software and increasing customer awareness. Our establishment of these departments and investments in marketing campaigns have led to growth in our revenue.We have also made a higher percentage of our sales to service providers whose purchases tend to be larger in size than our enterprise customers and increased the number of customers who elect to purchase an annual maintenance contract as part of the initial purchase of our software.

   License revenue increased $1.6 million, or 5.0%, to $34.2 million for the nine months ended December 1, 2001, compared to $32.6 million for the comparable prior year period. The increase in license revenue was primarily the result of increased sales to service providers. Maintenance and services revenue increased $5.4 million, or 27.5%, to $25.0 million for the nine months ended December 1, 2001, compared to $19.6 million for the comparable prior year period. The increase in maintenance and services revenue was primarily the result of increased sales of license maintenance contracts to our growing base of customers and our efforts at renewing previously expired license maintenance contracts.

   The United States is experiencing a recession, and other countries in which we sell our software are experiencing a general economic slowdown. Consistent with these economic conditions, we have recently been experiencing increased sales cycles as our customers, particularly our service provider customers, delay additional investments in capital spending. These conditions have led to a growth rate in recent quarters that is slower than our growth rates for previous quarters and a reduction in our revenue from our first fiscal quarter of 2002 to our second and third fiscal quarters of 2002. We expect that when general economic conditions rebound, our growth will also rebound. We also expect that a greater percentage of our sales will come from overseas markets due to our recent deployment of sales professionals in these markets.

   The percentage of our total revenue attributable to license sales was 57.8% for the nine months ended December 1, 2001, compared to 62.4% for the comparable prior year period. The decrease in license revenue as a percent of total revenue was primarily driven by an increase in maintenance and services revenue. Revenue from international operations increased $8.4 million, or 78.4%, to $19.1 million, or 32.2% of total revenue, for the nine months ended December 1, 2001, compared to $10.7 million, or 20.5% of total revenue for the comparable prior year period. This increase was due to the creation of a dedicated sales force to focus on expanding the number and productivity of our international channel partners and increases in renewals of maintenance contracts by international customers.


   For the nine months ended December 1, 2001, sales to customers in which we made or held equity or convertible debt investments accounted for approximately 0.9% of our total revenue and are included in related-party revenue in the statements of operations. However, sales to customers in which Enterasys or Riverstone held or made minority investments, accounted for under the cost method of accounting, amounted to approximately 12.8% of our revenue for this period. The remaining related-party revenue represents sales of our software to Enterasys, and prior to August 6, 2001, to Riverstone. Over the past several years, as part of its corporate strategy, Cabletron has made minority investments in a number of private technology companies, including technology partners, distribution partners and customers. In most cases, the investments made by Cabletron were cash investments, and with respect to all of these investments, Cabletron was a minority investor, did not exercise control over the company and was typically not a member of the company's board of directors. Most of the investments made by Cabletron are now held by Enterasys. We historically had no control over Cabletron's decision to make a minority equity investment. Today, we have no control of, influence over or direct relationship with companies in which Riverstone and Enterasys hold investments. Following Enterasys' distribution of our common stock, we expect that the percentage of our revenue that we derive from customers in which we hold minority equity investments will be less than 10%.

   Cost of Revenue. Cost of license revenue decreased $4.6 million, or 45.3%, to $5.6 million for the nine months ended December 1, 2001, compared to $10.2 million for the comparable prior year period. Gross margins on license revenue increased to 83.6% for the nine months ended December 1, 2001 from 68.5% for the comparable prior year period. The increase in gross margin was caused by a substantial increase in the sale of SPECTRUM Fault Management licenses, which carry higher margins than third party products, as a percentage of our overall sales and the transition of sales of several third-party products to lower cost original equipment manufacturer arrangements.


   Cost of maintenance and services revenue increased $2.0 million, or 31.0%, to $8.7 million for the nine months ended December 1, 2001, compared to $6.7 million for the comparable prior year period. Gross margins on maintenance and services revenue decreased to 65.1% for the nine months ended December 1, 2001 from 66.0% for the comparable prior year period. The decrease in gross margin was due to additional personnel and related costs associated with the expansion of our technical service and customer support organizations which exceeded the corresponding increase in revenue.


   Research and Development Expenses. Research and development expenses decreased $3.5 million, or 23.8%, to $11.1 million for the nine months ended December 1, 2001, compared to $14.6 million for the comparable prior year period. As a percentage of total revenue, research and development expenses decreased to 18.8% from 28.0%. The decrease was primarily attributable to the closure of our Mumbai, India research and development facility in the quarter ended June 3, 2000 and a reduction of domestic research and development personnel as we eliminated our development efforts on several non-strategic product lines. The decrease as a percentage of total revenue was attributable to these cost reductions and the increase in total revenue. Our research and development expenses have been generally declining, both in absolute dollars as we focused our expenditures on our core SPECTRUM product, and as a percent of total revenue as we transitioned into an independent company. We believe that continued investment in software enhancements and new software development are critical to attain our strategic objectives, and we expect research and development expenses to increase in absolute dollars in the future


   Selling and Marketing Expenses. Selling and marketing expenses increased $6.6 million, or 34.4%, to $25.7 million for the nine months ended December 1, 2001, compared to $19.1 million for the comparable prior year period. As a percentage of total revenue, selling and marketing expenses increased to 43.4% from 36.6%. The dollar increase reflects the hiring of additional sales personnel and the launch of a branding campaign for the SPECTRUM product line. The percentage increase also reflects the training period required before new sales personnel become fully productive. We believe that continued investment in selling and marketing is important to our future success and expect these expenses to increase in the future. We intend to expand our worldwide direct sales organization by hiring additional sales personnel and establishing additional sales offices. We plan to initiate additional marketing programs to support our software and to build additional awareness of the SPECTRUM and Aprisma brands.


   General and Administrative Expenses. General and administrative expenses decreased $3.1 million, or 28.0%, to $7.9 million for the nine months ended December 1, 2001, compared to $10.9 million for the comparable prior year period. As a percentage of total revenue, general and administrative expenses decreased to 13.3% from 21.0%. The decrease was primarily caused by a reduction in the duplication of general and administrative costs incurred as we developed our own infrastructure while at the same time relying on administrative services provided to us by Enterasys under our services agreement. We expect general and administrative expenses to increase in absolute dollars in the future as we continue to build our own administrative infrastructure.


   Stock-based Compensation. We incurred no stock-based compensation expenses during the nine months ended December 1, 2001, compared to $4.2 million of stock-based compensation expenses during the comparable prior year period. These expenses resulted from stock option grants to employees and directors of Cabletron.

   Special Charges. We recorded a special charge of $1.1 million for the nine months ended December 1, 2001 primarily related to a reduction of our workforce. We recorded a special charge of $608,000 for the nine months ended December 2, 2000 related to the closure of our Mumbai, India facility. We recorded these charges in order to discontinue non-core operations and to properly align our research and development organization with our revenue opportunities as we transitioned from a research and development division of Cabletron to an independent company.


   Interest Income. Interest income for the nine months ended December 1, 2001 was $2.8 million, compared to $2.1 million for the comparable prior year period. Our current year cash balance reflects three full quarters of interest earned on the balance of our intercompany account and cash and investments we hold, compared to only two quarters of interest for the prior year period. This increase was mitigated by declining interest rates. We earned interest income based upon our weighted average intercompany account balance at the same rate that Enterasys earns interest on its holdings of cash, cash equivalents and other investments.

   Loss on Impairment of Investments. We recorded a loss related to the write-down of two minority investments in the amount of $648,000 during the nine months ended December 1, 2001, compared to no loss on impairment of investments in the comparable prior year period.

 Years Ended March 3, 2001 and February 29, 2000

   Revenue. Total revenue increased $19.3 million, or 35.3%, to $74.1 million for the year ended March 3, 2001, compared to $54.7 million for the prior fiscal year. License revenue increased $16.2 million, or 53.1%, to $46.6 million for the fiscal year ended March 3, 2001, compared to $30.5 million for the prior fiscal year. The reasons for this increase in revenue were substantially the same as the reasons for the increase in our revenue for the nine months ended December 1, 2001, compared to our revenue for the nine months ended December 2, 2000. Approximately $12.0 million of this increase was from increased sales to service providers and the remainder was from increased sales to enterprises. Maintenance and services revenue increased $3.2 million, or 13.0%, to $27.5 million for the year ended March 3, 2001, compared to $24.3 million for the prior fiscal year. The increase in maintenance and services revenue was primarily the result of increased sales of license maintenance contracts to our growing base of customers and an increase in training revenue of approximately $1.0 million, partially offset by a reduction in custom development revenue of approximately $683,000.

   The percentage of our total revenue attributable to license sales was 62.9% for the year ended March 3, 2001, compared to 55.6% for the prior fiscal year. The increase was due to a rapid increase in license sales and a reduction in the percentage of our customers who elected to purchase or renew maintenance contracts during a transition in our sales force. Revenue from international operations decreased $745,000, or 5.1%, to $13.8 million, or 18.7% of total revenue, for the fiscal year ended March 3, 2001, compared to $14.6 million, or 26.7% of total revenue for the prior fiscal year. This decrease was due to reduced sales to customers in Europe and Asia, partially offset by increased sales to customers in Canada and Latin and South America. For the years ended March 3, 2001 and February 29, 2000, we had no sales to customers in which we made or held investments. Sales in which Cabletron, Enterasys or Riverstone had or made an investment in the equity securities of the customer accounted for approximately 8.1% of our revenue for the year ended March 3, 2001, compared to approximately 1.2% of our revenue for the prior fiscal year.

   Cost of Revenue. Cost of license revenue increased $4.9 million, or 56.1%, to $13.5 million for the year ended March 3, 2001, compared to $8.7 million for the prior fiscal year. This increase in absolute dollars was due to higher license revenues. Gross margins on license revenue decreased to 70.9% for the fiscal year ended March 3, 2001 from 71.5% for the prior fiscal year. This decrease was primarily due to an increase in sales of third-party products which, prior to our transition to original equipment manufacturing agreements, carried lower gross margins as a percentage of total sales.

   Cost of maintenance and services revenue increased $376,000, or 4.1%, to $9.5 million for the year ended March 3, 2001, compared to $9.1 million for the prior fiscal year. Gross margins on maintenance and services revenue increased to 65.5% for the fiscal year ended March 3, 2001 from 62.6% for the prior fiscal year. This increase was due to an increase in gross margin on maintenance revenue, partially offset by a reduction in gross margin for custom development and training revenue.

   Research and Development Expenses. Research and development expenses decreased $2.1 million, or 10.1%, to $18.8 million for the year ended March 3, 2001, compared to $20.9 million for the prior fiscal year. As a percentage of total revenue, research and development expenses decreased to 25.4% from 38.2%. The decrease was primarily attributable to the closure of our Mumbai, India research and development facility and a reduction of domestic research and development personnel in June 2000 as we eliminated development efforts on several non-strategic product lines. The decrease as a percentage of total revenue was attributable to these cost reductions and the increase in total revenue.

   Selling and Marketing Expenses. Selling and marketing expenses increased $10.4 million, or 62.1%, to $27.3 million for the year ended March 3, 2001, compared to $16.8 million for the prior fiscal year. As a percentage of total revenue, selling and marketing expenses increased to 36.8% from 30.7%. The increase was primarily the result of the hiring of additional personnel in connection with the building of our sales and marketing infrastructure and the launch of a branding campaign for Aprisma and our SPECTRUM product line.

   General and Administrative Expenses. General and administrative expenses increased $7.0 million, or 92.0%, to $14.7 million for the year ended March 3, 2001, compared to $7.7 million for the prior fiscal year.

As a percentage of total revenue, general and administrative expenses increased to 19.8% from 14.0%. The increase was primarily due to increased staffing and related costs associated with building the administrative functions, including finance, accounting, human resources, information technology and legal, necessary to operate as an independent company.

   Stock-based compensation. We incurred stock-based compensation expenses of $4.2 million during the the fiscal year ended March 3, 2001. These expenses resulted from stock option grants to employees and directors of Cabletron.

   Special Charges. We recorded restructuring charges of $1.1 million for the year ended March 3, 2001 related to a reduction of our workforce and the closure of our research and development facility in Mumbai, India. We recorded these charges in order to discontinue non-core operations and to properly align our research and development organization with our revenue opportunities as we transitioned from a research and development division of Cabletron to an independent company.

   Interest Income. Interest income for the year ended March 3, 2001 was $3.1 million, compared to none for the prior fiscal year. The increase reflects the establishment of our intercompany account with Enterasys.

 Years ended February 29, 2000 and February 28, 1999

   Revenue. Total revenue increased $12.1 million, or 28.5%, to $54.7 million for the year ended February 29, 2000, compared to $42.6 million for the prior fiscal year. License revenue increased $7.2 million, or 31.1%, to $30.5 million for the fiscal year ended February 29, 2000, compared to $23.2 million for the prior fiscal year. Approximately $4.0 million of this increase was from increased sales to service providers and the remainder was from increased sales to enterprises. Maintenance and services revenue increased $4.9 million, or 25.3%, to $24.3 million for the year ended February 29, 2000, compared to $19.4 million for the prior fiscal year. The increase in maintenance and services revenue was primarily the result of increased sales of license maintenance contracts to our growing base of customers and an increase of approximately $1.9 million of custom development revenue.

   The percentage of our total revenue attributable to license sales was 55.6% for the fiscal year ended February 29, 2000, compared to 54.5% for the fiscal year ended February 28, 1999. Revenue from international operations increased $1.2 million, or 9.0%, to $14.6 million, or 26.6% of total revenue, for the fiscal year ended February 29, 2000, compared to $13.4 million, or 31.4% of total revenue for the prior fiscal year. This increase was due to increased sales to customers in Asia. For the years ended February 29, 2000 and February 28, 1999, we had no sales to customers in which we made or held investments. Sales in which Cabletron, Enterasys or Riverstone had or made an investment in the equity securities of the customer accounted for approximately 1.2% of our revenue for the year ended February 29, 2000.

   Cost of Revenue. Cost of license revenue increased $1.1 million, or 14.8%, to $8.7 million for the year ended February 29, 2000, compared to $7.6 million for the prior fiscal year. Gross margins on license revenue increased to 71.5% for the fiscal year ended February 29, 2000 from 67.4% for the prior fiscal year. This increase was due to increased margins on sales of both SPECTRUM Fault Management and third-party products.

   Cost of maintenance and services revenue increased $3.2 million, or 54.5%, to $9.1 million for the year ended February 29, 2000, compared to $5.9 million for the prior fiscal year. Gross margins on maintenance and services revenue decreased to 62.6% for the fiscal year ended February 29, 2000 from 69.6% for the prior fiscal year. This decrease was due to a reduction in margins on custom development and training revenue, partially offset by an increase in margins on maintenance revenue.

   Research and Development Expenses. Research and development expenses decreased $3.4 million, or 14.2%, to $20.9 million for the year ended February 29, 2000, compared to $24.4 million for the prior fiscal year. As a percentage of total revenue, research and development expenses decreased to 38.2% from 57.2%. The decrease was primarily attributable to a reduction in personnel as a result of a decision to discontinue development efforts not strategic to SPECTRUM. Substantially all of these personnel were transferred to Enterasys.

   Selling and Marketing Expenses. Selling and marketing expenses increased $2.1 million, or 14.4%, to $16.8 million for the year ended February 29, 2000, compared to $14.7 million for the prior fiscal year. As a percentage of total revenue, selling and marketing expenses decreased to 30.7% from 34.5%. The dollar increase was primarily the result of the initial hiring of sales and marketing personnel and related costs in connection with the building of our sales and marketing infrastructure. The decrease as a percentage of total revenue is due to an increase in revenue that exceeded the increase in selling and marketing expenses.

   General and Administrative Expenses. General and administrative expenses increased $3.1 million, or 67.8%, to $7.7 million for the year ended February 29, 2000, compared to $4.6 million for the prior fiscal year. As a percentage of total revenue, general and administrative expenses increased to 14.0% from 10.7%. The increase was primarily due to the initial staffing and related costs associated with building the administrative functions, including finance, accounting, human resources, information technology and legal, necessary to operate as an independent company.

 Quarterly Results of Operations

   The following tables show our statement of operations data for our previous seven quarters, including these amounts expressed as a percentage of total revenue. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflects all adjustments, consisting only of normal recurring entries, necessary for a fair presentation of the information for the periods presented. This historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate stand-alone entity during the periods presented.

                                                                      Three Months Ended
                                                    ------------------------------------------------------------
                                                    June 3,   Sept.   Dec. 2,  Mar. 3,  June 2,  Sept.   Dec. 1,
                                                     2000    2, 2000   2000     2001     2001   1, 2001   2001
                                                    -------  -------  -------  -------  ------- -------  -------
                                                                   (in thousands, unaudited)
Revenue
 License........................................... $ 8,036  $11,110  $13,412  $14,061  $14,923 $10,366  $ 8,888
 Maintenance and services..........................   7,100    6,236    6,260    7,855    7,412   8,043    9,532
                                                    -------  -------  -------  -------  ------- -------  -------
 Total revenue.....................................  15,136   17,346   19,672   21,916   22,335  18,409   18,420
                                                    -------  -------  -------  -------  ------- -------  -------
Cost of revenue
 License...........................................   3,536    3,667    3,039    3,302    2,643   1,906    1,049
 Maintenance and services..........................   1,906    2,080    2,675    2,809    3,029   2,786    2,911
                                                    -------  -------  -------  -------  ------- -------  -------
 Total cost of revenue.............................   5,442    5,747    5,714    6,111    5,672   4,692    3,960
                                                    -------  -------  -------  -------  ------- -------  -------
Gross profit.......................................   9,694   11,599   13,958   15,805   16,663  13,717   14,460
                                                    -------  -------  -------  -------  ------- -------  -------
Operating expenses
 Research and development..........................   5,093    5,051    4,470    4,182    4,016   3,642    3,478
 Selling and marketing.............................   4,924    6,557    7,621    8,167    9,579   8,455    7,634
 General and administrative........................   3,322    3,859    3,766    3,753    2,632   2,204    3,042
 Stock-
  based compensation - general and administrative..     113      764    3,349      --       --      --       --
 Special charges...................................     608      --       --       486      256     854      --
                                                    -------  -------  -------  -------  ------- -------  -------
 Total operating expenses..........................  14,060   16,231   19,206   16,588   16,483  15,155   14,154
                                                    -------  -------  -------  -------  ------- -------  -------
Operating income (loss)............................  (4,366)  (4,632)  (5,248)    (783)     180  (1,438)     306
Interest income ...................................     --     1,123      975      960      968     984      812
Loss on impairment of investments .................     --       --       --       --       --      --      (648)
Other expense, net.................................      (7)     (12)     --       --       --      --      (134)
                                                    -------  -------  -------  -------  ------- -------  -------
Income (loss) before income taxes..................  (4,373)  (3,521)  (4,273)     177    1,148    (454)     336
Income tax provision...............................     --       --       --       --       --      105      --
                                                    -------  -------  -------  -------  ------- -------  -------
Net income (loss).................................. $(4,373) $(3,521) $(4,273) $   177  $ 1,148 $  (559) $   336
                                                    =======  =======  =======  =======  ======= =======  =======

   We have reduced our operating expenses from the quarter ended June 2, 2001 to the quarter ended December 1, 2001 commensurate with our decline in revenue over the same periods. These cost reductions are most evident in our selling and marketing category and were primarily the result of reduced travel expenses, particularly following the events of September 11, 2001, and reductions in our usage of consulting and other outside services.

                                             Three Months Ended
                          ---------------------------------------------------------
                          June 3, Sept. 2, Dec. 2, Mar. 3, June 2, Sept. 1, Dec. 1,
                           2000     2000    2000    2001    2001     2001    2001
                          ------- -------- ------- ------- ------- -------- -------
                                                 (unaudited)
Revenue
 License................     53%     64%      68%     64%     67%     56%      48%
 Maintenance and
  services..............     47      36       32      36      33      44       52
                            ---     ---      ---     ---     ---     ---      ---
 Total revenue..........    100     100      100     100     100     100      100
                            ---     ---      ---     ---     ---     ---      ---
Cost of revenue
 License................     23      21       15      15      12      10        6
 Maintenance and
  services..............     13      12       14      13      13      15       16
                            ---     ---      ---     ---     ---     ---      ---
 Total cost of revenue..     36      33       29      28      25      25       22
                            ---     ---      ---     ---     ---     ---      ---
Gross profit............     64      67       71      72      75      75       78
                            ---     ---      ---     ---     ---     ---      ---
Operating expenses
 Research and
  development...........     34      29       23      19      18      20       19
 Selling and marketing..     32      38       39      37      43      45       40
 General and
  administrative........     22      22       19      17      12      12       17
 Stock-based
  compensation - general
  and administrative....      1       4       17     --      --      --        --
 Special charges........      4     --       --        2       1       5       --
                            ---     ---      ---     ---     ---     ---      ---
 Total operating
  expenses..............     93      93       98      75      74      82       76
                            ---     ---      ---     ---     ---     ---      ---
Operating income
 (loss).................    (29)    (26)     (27)     (3)      1      (7)       2
Interest income.........    --        6        5       4       4       5        4
Loss on impairment of
 investments ...........    --      --       --      --      --      --        (3)
Other expense, net......    --      --       --      --      --      --        --
                            ---     ---      ---     ---     ---     ---      ---
Income (loss) before
 income taxes...........    (29)    (20)     (22)      1       5      (2)      (1)
Income tax provision....    --      --       --      --      --        1       --
                            ---     ---      ---     ---     ---     ---      ---
Net income (loss).......    (29)%   (20)%    (22)%     1%      5%     (3)%      2%
                            ===     ===      ===     ===     ===     ===      ===

   Our cost of license revenue as a percentage of license revenue decreased from the quarter ended March 3, 2001 to the quarter ended December 1, 2001 because we transitioned several arrangements governing our acquisition of software applications which we resell to our customers from third-party reseller arrangements to original equipment manufacturer arrangements that generally allow us to resell these applications at higher margins.

   Our quarterly operating results have fluctuated significantly in the past and we expect that they may continue to fluctuate significantly in the future based on a number of factors related to our industry and the market for our software. We have little or no control over many of these factors. Some of the factors that may cause our results of operations to fluctuate significantly are expressly set forth in the section entitled "Risk Factors." Due to these factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results or growth for one quarter as any indication of our future performance.

Liquidity and Capital Resources

   Historically, Cabletron and Enterasys have funded our cash requirements. Upon the transformation of its business, Cabletron created an intercompany account with us and established the balance of this intercompany account so that our net working capital as of June 3, 2000, assuming our separation occurred on that date, was $60 million. Historically, Enterasys held a portion of our cash and managed this portion under our services agreement. Enterasys credited interest income to our intercompany account based on our weighted average cash balance at the same average rate that Enterasys earned on its holdings of cash, cash equivalents and other investments. Since July 2001, Enterasys has settled our intercompany account by transferring an aggregate of $84.5 million in cash and marketable securities to us. We currently manage this cash by investing it in United States government securities with maturities less than 90 days, as well as some longer term investments and corporate bonds.

   Cash used in operating activities was $5.4 million for the nine months ended December 1, 2001, primarily due to an increase in prepaid items and a decrease in deferred revenue. Cash used in operating activities was $22.2 million for the year ended March 3, 2001, primarily due to our loss from operations, increased working capital requirements as a result of the growth of our business and a significant reduction in our deferred revenue balance. This reduction in deferred revenue resulted from a partial reallocation of advanced payments for purchases of products or services by one Cabletron customer from us to Cabletron's other operating subsidiaries. Cash provided from operating activities was $18.0 million for the year ended February 29, 2000, primarily due to an increase in deferred revenue, partially offset by a loss from operations. The increase in deferred revenue was due to the large advance payment described above. Cash used in operating activities was $4.6 million for the year ended February 28, 1999, primarily due to our loss from operations, partially offset by depreciation and an increase in deferred revenue.

   For the nine months ended December 1, 2001, investing activities consisted of the purchase of $37.3 million of marketable securities and $2.2 million of private equity instruments, as well as $3.7 million of capital expenditures. Investing activities consisted of capital expenditures of $2.5 million for the fiscal year ended March 3, 2001, $2.3 million for the fiscal year ended February 29, 2000 and $2.1 million for the fiscal year ended February 28, 1999. Capital expenditures during these periods included leasehold improvements, research and development equipment, computers and enterprise resource planning software.

   Cash provided by or used in financing activities included net transfers from Enterasys under our Asset Contribution Agreement and our cash administration arrangements with Enterasys, $14 million for the issuance of our Series B convertible preferred stock and $588,000 for the issuance of securities to strategic investors.

   Our principal administrative, marketing and research and development facility is located in an approximately 63,000 square foot facility in Durham, New Hampshire. We have leased and anticipate relocating to a 100,000 square foot facility in Portsmouth, New Hampshire early in 2002. We have entered into a non-cancelable lease commitment for this new facility that begins in December 2001 and will require an annual payment of $950,000 beginning in 2002, increasing to an annual rate of $1.3 million in 2011. This lease represents a total commitment of $10.9 million over the next 10 years.

   We have agreed with Enterasys that we will fund the costs related to the distribution of our common stock by Enterasys, including fees for investment advisory services, legal advice, accounting services and financial printing services, which we estimate will total between $10 million and $13 million. We believe that, after payment of these costs, our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. Our future capital requirements will depend on a number of factors, including the timing and rate of the expansion of our business. We anticipate a substantial increase in our capital expenditures to support growth in our operations and infrastructure. However, our underlying assumed levels of revenue and expenses may prove to be inaccurate. We may need to raise additional funds through public or private financing or other arrangements to:


  .  support a more rapid expansion of our business than we anticipate;

  .  develop and introduce new or enhanced software or services;

  .  respond to competitive pressures;

  .  invest in or acquire businesses or technologies; or

  .  respond to unanticipated requirements or developments.

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk is principally confined to our cash and cash equivalents and investments. Our cash and cash equivalents consist of government securities with maturities of less than 90 days. We also invest our cash in longer term investments and corporate bonds. Because of the relatively short maturities of these instruments, a sudden change in market interest rates should not have a material impact on the fair value of our portfolio. We also hold minority equity investments in various private companies. Many of these investments are in early stage companies, whose equity instruments are highly illiquid and inherently risky, thus we could lose our entire investment.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes the SEC's views on applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 did not have a significant impact on our revenue recognition policy, financial position or results of operations.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities in the balance sheet at fair value.

   In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS Statement No. 133 ("SFAS 137"), which delayed the effective date of SFAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ("SFAS 138"), which will be adopted concurrently with SFAS 133. SFAS 138 amends the accounting and reporting standards of SFAS 133 for some derivative instruments and hedging activities and incorporates decisions made by the FASB related to the Derivatives Implementation Group process. We adopted SFAS 133 in the first quarter of fiscal 2002 without a material effect on our operations or financial position.

   In June 2001, the FASB issued Statement No. 141, Business Combinations ("SFAS 141"), and Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

   As of December 1, 2001, we have no goodwill or intangible assets that are affected by SFAS 142. Accordingly, our adoption of SFAS 141 and SFAS 142 will have no effect on our financial position or results of operations.

   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under this statement, the liability is discounted and the accretion expense is recognized using the credit-adjusted risk free interest rate in effect when the liability was initially recognized. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This statement requires that one accounting model, based on the framework established in SFAS 121, be used for long-lived assets to be disposed of. It also resolves significant implementation issues related to SFAS 121. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement are to be applied prospectively. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

                                    BUSINESS

Overview

   We are a leading provider of real-time service assurance software that enables enterprises and service providers to ensure high levels of information technology infrastructure availability and performance to end users who rely upon their infrastructure for mission-critical business applications. Our SPECTRUM suite communicates with over 1,000 network devices and software applications and automatically discovers, models and monitors our customers' entire information technology infrastructure, allowing for rapid initial deployment and efficient processing of infrastructure changes. SPECTRUM's active monitoring and root-cause analysis capability enables enterprises and service providers to obtain the performance and availability information they need to offer and meet service level commitments to end users.


   We initially released SPECTRUM in 1991 and currently have over 1,350 enterprise and service provider customers worldwide. Our top five enterprise customers by revenue during our fiscal years ended February 29, 2000 and March 3, 2001 combined were Compaq Computer, Lucent Technologies, Motorola, Scientific-Atlanta and the United States Department of Defense. Our top five service provider customers by revenue during our fiscal years ended February 29, 2000 and March 3, 2001 combined were Global One, now part of Equant, IntelliSpace, WorldCom, Rogers Cablesystems and Terabeam.


Industry Background

 Reliance on Large, Complex Information Technology Infrastructures

   In response to competitive pressures, enterprises and service providers are increasingly incorporating information technology into their core business practices. This has significantly increased the volume of voice, video and data traffic that crosses information technology infrastructures, which are the networks of coordinated network devices, computer systems, software applications and security components that enable mission-critical business applications. Enterprises and service providers have expanded their information technology infrastructures to accommodate this increased traffic by adding new devices and software, creating a complex, heterogeneous mix of vendors and technologies. For example, enterprise computing continues to evolve from centralized, mainframe-based computing to distributed client-server and Internet-based computing. Service providers are increasingly migrating their infrastructure from older circuit-based technologies to newer packet-based technologies. In addition, enterprises and service providers are incorporating the Internet into their core business practices to enable electronic commerce and communication with end users outside organizational boundaries. Incorporating the Internet and other access methods into information technology infrastructures requires a number of additional technologies, devices and applications, creating even more complexity within the infrastructure.

   The incorporation of information technology into mission-critical business applications has also increased the reliance of enterprises and service providers on the performance and availability of their information technology infrastructures. Even infrastructures that are available 99% of the time are unavailable for over 87 hours annually. This reliance on information technology infrastructures has led enterprises to demand service level agreements from internal information technology departments and from service providers. Service level agreements guarantee minimum levels of infrastructure performance and availability. A recent International Data Corporation survey of over 450 network executives in the United States and Western Europe found that among enterprises with 2,500 or more personal computers, 69.7% of respondents reported that they have service level agreements for application availability, and 96.5% of respondents reported they would require one for overall network availability in the next 12 months.

   As the primary focus of enterprises and service providers in recent years has generally been on expanding their information technology infrastructures to accommodate the increasing volume of traffic, they have not focused on the management of their infrastructures. The growth, complexity and rapid rate of change of information technology have forced enterprises and service providers to confront significant challenges in the efficient and cost-effective management of their infrastructures. Enterprises and service providers now recognize that managing this growth and complexity is critical to their success. Historically, enterprises and service providers have relied upon a combination of internal resources and third-party software to manage their infrastructures. However, for many large enterprises and service providers, this approach has proven incapable of efficiently managing today's large, complex infrastructures. International Data Corporation estimates that the worldwide market for network and service management will increase from $6.8 billion in 2000 to over $12.2 billion by 2004.


 Service Assurance

   An approach, called service assurance, has developed for managing large, complex information technology infrastructures to ensure adequate measurement, availability and performance. Efficient service assurance software can provide enterprises and service providers with a high return on their investment by reducing operational and infrastructure management costs, increasing employee efficiency and reducing customer turnover. Service assurance also enables service providers to generate new revenue opportunities and increase customer satisfaction by providing differentiated service offerings.

   Service assurance is comprised of three aspects:

   Monitoring. Infrastructure components, such as routers, switches, servers, databases and firewalls, generate data and records that form the basis for determining the availability and performance of the information technology infrastructure. Monitoring involves the discovery and collection of data from these components and provides information regarding the relationships between them. An understanding of the availability and performance of an information technology infrastructure requires the efficient collection of information from a wide array of different infrastructure components.

   Data Analysis. The most technologically complex aspect of service assurance is the analysis of the data collected during monitoring. Analysis begins with the correlation and interpretation of data. Correlation organizes the data and eliminates duplicate alarm notifications. Interpretation of the data, or fault management, extracts the correlated data that is most relevant to the problem in the infrastructure and suppresses secondary or symptomatic data. Correlation and fault management provide the relevant data necessary for the more complex functions of root-cause and impact analysis. Root-cause analysis pinpoints the specific cause of an infrastructure problem by utilizing the results of monitoring, correlation and fault-management and suggests a resolution. Impact analysis then prioritizes corrective action by measuring the revenue and productivity impact of an infrastructure problem and determining which end users, services and applications are affected by the problem.

   Corrective Action. Corrective action uses the results from monitoring and data analysis to resolve infrastructure problems. Corrective action applications automatically generate trouble tickets related to infrastructure problems. If automatic correction is possible and desired, the application repairs the problem through direct communication with the affected infrastructure device or application. If automatic correction is not possible or desired, the application notifies repair personnel. Corrective action solutions commonly integrate with technical support systems to direct problem resolution.

 Market Opportunity

   Historically, enterprises and service providers have relied on a combination of internally developed, proprietary software and third-party management software to understand and manage their information technology infrastructures. Most currently available third-party software is either a point tool or a platform or framework. Point tools focus on individual aspects of service assurance, such as monitoring, or individual segments of the information technology infrastructure, such as network devices. While a combination of point tools can provide service assurance, this approach is typically not cost-effective. Platforms and frameworks commonly require costly and time-consuming customization to address service assurance needs. In addition to these shortcomings, these solutions require extensive use of manual processes and do not provide comprehensive service assurance.

   Many software solutions require the writing of extensive relationship rules so that the management software understands the design of the information technology infrastructure. These rules must be written extensively upon installation and revised each time new components are added to or removed from the infrastructure, a daily occurrence for large enterprises and service providers. This use of manual processes in an information technology infrastructure management solution increases the cost of the solution because enterprises and service providers must hire, train and retain more costly information technology personnel. Furthermore, many existing solutions do not automate corrective action, forcing operators to switch to different applications to repair problems identified by infrastructure management software. Consequently, enterprises and service providers must train their employees on many different software applications.

   Before service providers and enterprise information technology departments are able to make service level commitments in service level agreements, they must be confident that they can satisfy those commitments. Many existing service assurance solutions do not contain the root-cause analysis and impact analysis functions which allow enterprises and service providers to anticipate performance and availability problems, identify which end users will be affected by an infrastructure problem and correct the problem before it affects these end users. Without this capability, service providers and enterprises cannot confidently make service level commitments because they cannot prioritize repairs within their infrastructure according to which end users have contracted for the most stringent service level agreements.

   Enterprises and service providers require a comprehensive service assurance solution that performs active monitoring, sophisticated analysis and automated corrective action and provides a unified view of the performance and availability of each segment of the information technology infrastructure. As end users demand guaranteed levels of availability and performance, enterprises and service providers require a service assurance solution that enables them to monitor, measure and comply with service level agreements. In addition, enterprises and service providers are increasingly demanding a service assurance solution that delivers a rapid return on investment.

The Aprisma Solution

   We are a leading provider of real-time service assurance software that enables enterprises and service providers to increase the performance, availability and security of their information technology infrastructures. Our unique solution employs our patented modeling technology to provide service assurance more efficiently and with less human intervention than rules-based approaches. Our software, the SPECTRUM suite, enables enterprises and service providers to attract, maintain and deepen customer relationships by providing a high quality of service.

   Our SPECTRUM suite provides the following benefits to our customers:

   Rapid return on investment. SPECTRUM was designed to efficiently identify, isolate, prioritize, and correct information technology infrastructure problems that cause degradation of performance or loss of availability. SPECTRUM automates otherwise manual processes, thereby increasing the productivity and responsiveness of scarce and costly information technology personnel. A study of 17 of our large customers performed by International Data Corporation reports that a three-year $2.4 million average investment in SPECTRUM created an average annual operating savings, including increased infrastructure management efficiency, increased end user productivity and reduced lost revenue, of $10.7 million and an average three-year return on investment of 970%.

   Scalability and management of complex infrastructures. SPECTRUM enables the management of increasingly large and complex information technology infrastructures. SPECTRUM currently supports over 1,000 hardware devices and software applications from a large variety of vendors, enabling our customers to incorporate new hardware and software into their infrastructures while continuing to utilize their existing infrastructure investments. SPECTRUM's distributed architecture scales easily to meet the demands of an enterprise or service providers' expanding information technology infrastructure. For example, one of our customers uses SPECTRUM to manage more than five million subscribers receiving voice, video and data services.

   Rapid deployment and automation of information technology operations. SPECTRUM uses our extensive library of device information and proprietary modeling technology to automatically discover the elements of an information technology infrastructure and to understand the relationships between these elements. This technology allows our customers to deploy SPECTRUM and process changes to their infrastructures quickly and without writing the extensive relationship rules required by rules-based management software. Also, SPECTRUM contains repair functionality, reducing the need to train personnel on multiple software packages and reducing the time required to identify and repair infrastructure problems.

   Stronger and more flexible service level guarantees. The need for reliable and measurable infrastructure performance is forcing many of our customers to commit to levels of infrastructure performance and availability through service level agreements. Our service assurance solution's ability to understand the relationships between services, end users and individual infrastructure components enables our customers to commit to and satisfy rigid, predefined availability and performance requirements. For example, using our service assurance solution, one of our service provider customers has been able to satisfy service level agreements that contain guarantees of 99.999% availability. Additionally, our service assurance solution provides management information that enables our customers to offer different levels of service commitments.

   Proven performance. With over 1,350 customers and our ten years of commitment to the development of high-quality service assurance software, SPECTRUM provides the performance, security and reliability necessary to manage mission-critical information technology infrastructures.

Strategy

   Our objective is to become the leading provider of service assurance software. Our strategy for achieving this objective is as follows:

   Further penetrate our existing customer base. We have a large and growing customer base of over 1,350 enterprises and service providers. The strategic importance of our products to our customers allows us to develop relationships with the key technology decision makers in these organizations. SPECTRUM's flexible and modular design allows us to deliver new functionality to our customers in the form of new software designed to work with our existing software. For example, we recently introduced SPECTRUM Security Manager, which integrates into our core software, SPECTRUM Fault Management, and allows our customers to centrally manage different types of security products from different vendors. We intend to further penetrate our customer base with new products and new releases of existing products.

   Expand our technology leadership. We have a strong history of technology leadership and product innovation. Our patent portfolio exemplifies our innovations in infrastructure modeling, automatic discovery of infrastructure components, root-cause analysis, fault isolation and integrated network and systems management. We have assembled an experienced team of developers and engineers and have established a corporate culture that facilitates continuous product innovation. We currently have 50 United States patents and over 35 foreign patents. We intend to continue investing in research and development to strengthen and increase the functionality of our core product, SPECTRUM Fault Management, and to further expand our SPECTRUM suite with products complementary to SPECTRUM Fault Management.

   Further penetrate the growing service provider market. International Data Corporation estimates that the network and service management market for service providers will grow from $4.51 billion in 2000 to $8.97 billion by 2004. In the fiscal year ended March 3, 2001, service providers accounted for approximately 46% of our revenue. We intend to continue to release software that addresses the specific needs of service providers.

For example, we recently released SPECTRUM infinity, a version of SPECTRUM Fault Management which is specifically tailored to the needs of growing service providers. We also intend to expand our sales force by hiring professionals with additional expertise in the service provider market as we grow our business.


   Broaden our international presence. We expect the international market for service assurance software will continue to grow and intend to continue to expand our presence in international markets. In the fiscal year ended March 3, 2001 international revenue accounted for 18.7% of our total revenue. Although we currently generate the majority of our international revenue through indirect sales channels, we intend to expand our international direct sales force as we grow our business. We have recently opened offices in Australia and Singapore, in addition to our existing offices in the United Kingdom and Germany. We expect that continued international expansion will contribute to our growth opportunities.

   Maintain and expand our relationships with industry leaders. We maintain relationships with leading technology providers, including hardware manufacturers and software vendors, to ensure that SPECTRUM interoperates with the latest hardware and software offered by these vendors, including BMC Software, Cisco Systems, Extreme Networks, Juniper Networks, Micromuse and Remedy, which is now part of Peregrine Software. We believe that our extensive technology relationships provide us with a competitive advantage. We intend to use our relationships with key technology providers and to establish relationships with additional technology providers to continue to enhance our software offerings and better serve our customers.

Software and Services

 SPECTRUM Suite Overview

   Our SPECTRUM suite of integrated applications enables enterprises and service providers to deliver high levels of service assurance to their end users. SPECTRUM is built on an open, standards-based architecture and provides a unified view of the networks, systems, applications and security elements that comprise an information technology infrastructure. The following table summarizes our SPECTRUM software suite.

Application                     Description
-----------                     -----------
SPECTRUM Fault Management.....  Our core product; provides collection, correlation, root-cause analysis, impact
                                analysis and presentation of data regarding
                                problems in an information technology
                                infrastructure.

SPECTRUM Security Manager.....  Integrates with SPECTRUM Fault Management to automate the review of security information from
                                a diverse array of security applications and
                                devices, including firewalls, intrusion
                                detection systems and anti-virus software.

SPECTRUM Application Manager..  Integrates with SPECTRUM Fault Management to automate system and application management and allows operators to quickly identify problems with applications or servers that affect end users' quality of service.

SPECTRUM WebReporter..........  Integrates with SPECTRUM Fault Management to automate the web-based organization and
                                presentation of important information and allows
                                operators to quickly analyze the performance and
                                availability of their information technology
                                infrastructure.

   On December 3, 2001, we introduced our Service Level Intelligence initiative, which includes several new products and market-specific versions of our service assurance software. Our Service Level Intelligence initiative allows for greater customization and integration of SPECTRUM with customer infrastructures, enables SPECTRUM to interoperate with a greater number of devices and communication protocols and provides significant performance enhancements to SPECTRUM. This new initiative has repackaged our core software suite into three solution sets, integrity, infinity and xsight. SPECTRUM infinity provides functionality specifically tailored to the needs of growing service providers, allowing them to manage larger infrastructures with fewer resources. SPECTRUM integrity provides new features and functionality designed for medium to large size enterprise customers with demanding infrastructures. Finally, SPECTRUM xsight offers core SPECTRUM technologies in a solution competitively priced and packaged for small to medium size enterprise customers.

 SPECTRUM Fault Management

   SPECTRUM Fault Management is the core root-cause analysis foundation for the SPECTRUM suite of integrated applications. SPECTRUM Fault Management performs the three aspects of service assurance: monitoring, analysis and corrective action.

   Monitoring in SPECTRUM Fault Management begins with automatic discovery of the network devices, systems, applications and security elements within the information technology infrastructure. This discovery provides SPECTRUM with information regarding the physical and logical connections between the devices and applications within the infrastructure. SPECTRUM then communicates with devices and applications in the infrastructure using a variety of industry-standard protocols and vendor-specific proprietary protocols to monitor performance and availability. SPECTRUM contains management modules that collect data and diagnose problems with over 1,000 hardware devices and software applications from a large number of vendors. SPECTRUM uses these management modules to provide access to detailed information on the devices' configuration, performance and operating activity.

   Analysis in SPECTRUM Fault Management utilizes the real-time infrastructure model and historical statistics created during data collection. SPECTRUM normalizes large volumes of data, potentially correlating hundreds of thousands of problem notifications, and suppresses meaningless or repetitive notifications. SPECTRUM uses our proprietary modeling technology to consolidate, correlate and associate problem notifications and alarms with an understanding of the relationships between infrastructure elements to deliver real-time analysis of the root-cause of the infrastructure failure. SPECTRUM's ability to identify infrastructure problems in real-time allows our customers to anticipate infrastructure performance problems before they affect end users.

   Corrective action in SPECTRUM Fault Management uses the results from monitoring and data analysis to resolve identified infrastructure problems. SPECTRUM first seeks to automate corrective action through direct communication with the affected infrastructure component. If automated correction is not possible, SPECTRUM suggests manual remedies. SPECTRUM's automated repair capabilities and integration with technical support systems reduce training requirements as technical personnel are able to manage infrastructure components from multiple vendors through one software package. SPECTRUM's capabilities enable our customers to increase the responsiveness and productivity of scarce and costly information technology personnel.

   SPECTRUM Fault Management provides graphical user interfaces that allow our customers to view their information technology infrastructure from different perspectives. These include the geographical location of devices, organizational structure of the infrastructure, service provided by infrastructure elements and physical or logical connections between devices. Data presentation also consolidates and reports service delivery alarms and notifications. Users can customize their views of the infrastructure using point-and-click navigation with drag and drop features.

   We also offer a series of advanced SPECTRUM Fault Management applications which provide additional functionality:

   Alarm Notification Manager communicates infrastructure failure information to help desk and trouble ticket applications and notifies information technology personnel through the internet, e-mail, personal digital assistant, pager or telephone.

   Enterprise Configuration Manager provides information regarding individual elements of the infrastructure, including verification of device configuration information and alterations to device configuration.

   ATM Circuit Manager monitors, measures and manages asynchronous transfer mode wide area networks to ensure capacity, performance and availability.

   Frame Relay Manager monitors, measures and manages frame relay wide area networks to ensure capacity, performance and availability.

   Web Operator presents fault management information in an intuitive user interface that provides administrators with flexible access to the information provided by SPECTRUM Fault Management.

 SPECTRUM Security Manager
   SPECTRUM Security Manager, which integrates with SPECTRUM Fault Management, normalizes, correlates and provides real-time analysis of security information from industry-leading security solutions, such as firewalls, intrusion detection systems and anti-virus software, from vendors such as Cisco Systems, CheckPoint Systems, Internet Security Systems, Network Associates, McAfee.com and Symantec. SPECTRUM Security Manager correlates security events, provides a centralized data repository, generates audit trails, notifies operators and initiates automated responses or corrective actions. SPECTRUM Security Manager automates the review of security information and notifies administrators of the impact of security threats on the performance and availability of the information technology infrastructure. We believe the combination of SPECTRUM Security Manager and SPECTRUM Fault Management is unique in its ability to deliver real-time analysis of security information from a diverse array of security devices and applications which are produced by a variety of different vendors and are based on a variety of different technologies. We contract with a third party to supply SPECTRUM Security Manager to us under an original equipment manufacturer agreement.

 SPECTRUM Application Manager
   SPECTRUM Application Manager, which integrates with SPECTRUM Fault Management, automates systems and application management and provides a unified view of the systems and application infrastructure that allows operators to quickly identify where problems with applications or servers are affecting end users' quality of service. SPECTRUM Application Manager monitors the components of web, database and application servers. A web interface displays real-time root-cause analysis, event notification and an assessment of current operating conditions. We contract with a third party to supply SPECTRUM Application Manager to us under an original equipment manufacturer agreement.

 SPECTRUM WebReporter
   SPECTRUM WebReporter, which integrates with SPECTRUM Fault Management, provides comprehensive web-based trend and analysis reporting about an organization's information technology infrastructure. SPECTRUM WebReporter automates, organizes and presents management data in an easy-to-understand, concise format with business-oriented, service-management information to facilitate the decision-making process. SPECTRUM WebReporter provides business-critical information regarding asset inventory controls, capacity and service availability as they relate to the information technology infrastructure and their impact on the organization's e-business service initiatives. We contract with a third party to supply SPECTRUM WebReporter to us under an original equipment manufacturer agreement.

 Services
   We believe that providing quality professional services to our customers is important to our ability to retain our customers and to sell them additional software. As of December 31, 2001, we employed 37 customer support personnel. We offer a variety of services to our customers including:

  .  service assurance requirement analysis;
  .  service assurance solution design;
  .  custom development;
  .  telephone support;
  .  on-site support; and
  .  training and certification.

   For an annual fee, we provide our customers with telephone, email and online support, as well as new releases of our software and corrections to existing versions of our software. Additionally, we dedicate a customer support professional as the single point of contact who is available 24 hours per day, 7 days per week to several of our largest customers for a premium fee.

Technology

   The technologies incorporated within SPECTRUM form the basis for over 85 global technology patents. SPECTRUM relies on our proprietary inductive modeling technology, called IMT, for its model-based approach to service assurance. We initially developed this technology in 1988. IMT is based on concepts and techniques developed in various fields of artificial intelligence, such as linguistics, knowledge representation and problem solving. In addition to IMT, SPECTRUM also utilizes other approaches to service assurance, including rules-based methods, to provide a leading, comprehensive service assurance solution.

   IMT allows SPECTRUM to understand the topology of information technology infrastructures and to perform the root-cause analysis required to accurately and concisely report infrastructure failures. IMT utilizes a database populated with information regarding the components of an information technology infrastructure, including the relationships among those components and the history of those relationships. SPECTRUM creates models using automatic discovery techniques and by communicating with various operational support systems. IMT can model any physical or logical entity within information technology infrastructures, including network devices, computing systems, software applications, security solutions, local-area or wide-area domains, buildings, organizational units, services and business processes.

   In addition to our proprietary modeling technology, SPECTRUM also incorporates aspects of rules-based service assurance approaches to alert our customers to unique information technology infrastructure failures. In circumstances where infrastructure failures are specific to unique user environments, SPECTRUM utilizes rules-based correlation techniques to understand the frequency, duration or coincidence of these failures to identify their root causes. Additionally, SPECTRUM records a history of previous infrastructure failures and resolutions and uses that history to predict the root cause of a current failure and to suggest a resolution. The combination of these approaches provides a leading, comprehensive service assurance solution.

   Our technologies allow SPECTRUM to understand the relationships and dependencies between components of the information technology infrastructure and service availability. With this understanding, our customers can use SPECTRUM to understand the technological and service impact of an information technology infrastructure failure.

Research and Development

   We believe that our success is dependent upon developing and introducing innovative service assurance software. We employ a consultative product development process that is designed to incorporate new features and functionality into future releases of SPECTRUM based on our customers' needs. To facilitate our understanding of our customers' needs, we have established an advisory council, which is comprised of representatives from 43 of our enterprise and service provider customers. We also have a product steering committee, which includes members of our senior management. This committee selects and prioritizes proposed product developments by evaluating technical feasibility, customer demand and projected financial returns on development investment.

   We have made and expect to continue to make substantial investments in product development. The complexity of our software and the infrastructure environments with which it interacts require a development organization with a breadth of expertise. As of December 31, 2001, we employed 144 people in research and development. Our research and development expenses were $18.8 million, or 25% of our total revenue, in our fiscal year ended March 3, 2001. We have introduced 5 new releases of our software in the past 16 months, and all of these releases occurred on or prior to their scheduled release date.

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

   In addition to developing new releases for SPECTRUM, our research and development organization also provides custom development services to our customers who have specialized requirements.

Sales and Marketing

   We sell our software primarily through our direct sales force, but also through systems integrators, distributors and value-added resellers, which we refer to as our channel partners. We have increased our sales force significantly over the past two years and as of December 31, 2001, our sales force was comprised of 108 professionals. Some of these professionals serve as sales engineers who help us understand our customers' technical environments and educate our customers about SPECTRUM's compatibility with their existing information technology infrastructure and management software. Six regional sales directors oversee our domestic sales force. We currently make a majority of our international sales through our channel partners.

   A SPECTRUM sale commonly involves an initial sales presentation, a proof-of-concept evaluation, a closing meeting and a purchasing process. Because our software often represents a significant investment by customers making an initial purchase of SPECTRUM, this process can take up to nine months, or longer. We typically sell additional SPECTRUM licenses for additional sites and applications that provide increased functionality, such as network security, to our customers who have already purchased and installed SPECTRUM. Sales to existing customers typically involve a shorter sales cycle than initial sales.

   We rely on our marketing department to help build brand awareness and to develop quality leads for our sales force. Our branding campaigns involve increasing awareness of SPECTRUM and Aprisma with industry opinion leaders, including customers, partners, media and analysts. We have also participated in industry conferences and seminars and commissioned research regarding several of our large customers' returns on their investment in SPECTRUM. We frequently run promotions targeted at different categories of customers and maintain a website, which generates leads for our sales force and educates our channel and integration partners.

Intellectual Property

   We generally rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. As of December 31, 2001, we had a total of 89 issued patents and 75 patents pending, including 51 issued patents in the United States, 43 patents pending in the United States, 38 issued foreign patents and 32 foreign patents pending. We have several important patents that cover SPECTRUM's root-cause analysis, inductive modeling and automatic discovery capabilities. These patents expire in 2012, 2013 and 2014, respectively. Our software is also protected by trade secret and copyright laws of the United States and other jurisdictions. We sell our software under written license agreements with our customers and require our employees with access to our proprietary information to sign confidentiality agreements with us. However, these legal protections provide only limited protection. Furthermore, the market for service assurance software is subject to rapid technological change. Accordingly, while we intend to continue to protect our proprietary rights where appropriate, we believe that our success in maintaining a technology leadership position is more dependent on the technical expertise and innovative abilities of our personnel than on these legal protections.

   Despite our efforts to protect our proprietary technology, we cannot assure you that the steps we take will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. The laws of many countries do not protect our proprietary technology to as great an extent as do the laws of the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of us or others. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause delays, divert management attention from other matters, or require us to enter into royalty or licensing agreements, any of which could harm our business.


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

Customers

   We currently have over 1,350 enterprise and service provider customers. The following table lists all of our active licensed customers that accounted for more than $200,000 of revenue during our fiscal years ended February 29, 2000 and March 3, 2001 combined.

Enterprises                              Service Providers


Manufacturing                            Communications
 Alcatel SA                               BellSouth Corporation
 Compaq Computer Corporation              Deutsche Telekom AG
 General Motors Corporation               Genuity Inc.
 Lucent Technologies, Inc.                Global One, now part of Equant
 Motorola, Inc.                            N.V.
 Scientific-Atlanta, Inc.                 GTE Telecommunications Services,
                                           Inc., now TSI Telecommunication
                                           Services, Inc.

Finance
 ABN AMRO Bank N.V.                       IntelliSpace, Inc.
 Credit Suisse First Boston               PanAmSat Corporation
 Corporation                              Qwest Communications
 SG Cowen Securities Corporation           International, Inc.
 State Street Bank and Trust              Sprint Corporation
 Company                                  TELUS Corporation
 UBS PaineWebber, Inc.                    Terabeam Corporation
                                          WorldCom, Inc.


Government
 National Imagery & Mapping Agency       Network Service
 State of Arizona                         Advanced Computer Concepts, Inc.
 United States Air Force                  Cyber Security Inc.
 United States Army                       Interlan Communications
 United States Department of              Jaycor Computing Services
 Defense                                  Netvein, Inc., a subsidiary of
                                           ITOCHU Corporation

Other                                     Unisys Corporation
 Bed Bath and Beyond Inc.                 Williams Communications Group,
 Cramer Productions                        Inc.

 The Weather Channel Enterprises,
 Inc.                                    Broadband
                                          AT&T Broadband, Inc.
                                          MTS Advanced Internet Inc.
                                          PCNet, Inc.
                                          Rogers Cablesystems Limited
                                          Verizon Communications, Inc.

   Enterasys, our parent company, and Riverstone, a subsidiary of Enterasys until August 2001, both serve as resellers of our software. Sales to Enterasys, including sales to Riverstone while Riverstone was an affiliate of Enterasys, accounted for 17.9% of our total revenue for the nine months ended December 1, 2001.

Industry Relationships

   We seek to align our product suite with industry-leading hardware and software vendors and systems integrators. We have established relationships with key industry companies to build upon our technology, distribution, marketing efforts and market share. Together with our partners, we are able to provide integrated solutions that address our customers' service assurance needs. Key industry relationships include:

  . software companies who supply us with SPECTRUM applications under original equipment manufacturer agreements, such as Dirig Software, Inc., Intellitactics Inc. and Opticom, Inc.

  . software companies with whom we work to ensure SPECTRUM interoperates with their complementary software offerings, such as Attention Software, Inc., BMC Software, Inc., Cisco Systems, Inc., Concord Communications, Inc., Intelligent Communication Software GmbH, Lucent Technologies, Inc., Metrix,

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


   Inc., Micromuse, Inc., NetIQ Corporation, NetScout Systems, Inc., Nortel Networks Corporation, Opticom, Inc., Peregrine Systems Inc. and Remedy Corporation;


  . hardware companies with whom we work to ensure SPECTRUM interoperates with their hardware devices, such as Cisco Systems, Inc., Compaq Computer Corporation, Dell Computer Corporation, Enterasys Networks, Inc., Foundry Networks, Inc., Juniper Networks, Inc., Lucent Technologies, Inc., Nortel Networks Corporation, Riverstone Networks, Inc. and Sun Microsystems, Inc.; and

  . systems integrators who incorporate SPECTRUM into the environments of their clients, such as Compaq Computer Corporation, Greenwich Technology Partners, and ThruPoint Inc.

Competition

   The markets for service assurance software are highly fragmented and are affected by rapidly changing technologies, new and evolving industry standards, frequent new product introductions and rapid changes in customer requirements. Competition in these markets is intense. Our SPECTRUM suite competes with offerings from a number of established infrastructure management software vendors. Some of these companies offer products that compete with single components of our SPECTRUM suite, while others market a set of products designed to address broader infrastructure management problems.

   We currently face competition from a number of sources, including:

  . incumbents in the infrastructure management industry such as Hewlett-Packard Company's OpenView, International Business Machines, Inc.'s Tivoli(R) brand of products and Computer Associates International Inc.'s Unicenter;

  . fault management software, such as Micromuse, Inc.'s Netcool(R)/OMNIbus and OpenService, Inc.'s NerveCenter(TM); and

  . the internal technology departments of our customers that develop or integrate information technology infrastructure management tools for their particular needs.

   In addition, we expect additional competition from established and emerging companies. Hewlett-Packard, International Business Machines and Computer Associates have a significant share of the service assurance market, and the large number of companies who currently employ their software provides them with a competitive advantage. However, we believe the offerings of these competitors have limited analysis and service assurance capabilities, and that SPECTRUM is unique in its ability to monitor, analyze and proactively resolve information technology infrastructure problems.

   We believe that the principal competitive factors that affect the markets for information technology infrastructure management include:

  .  product features and functionality;

  .  price;

  .  performance;

  .  speed of implementation;

  .  scalability;

  . the ability to interoperate with software and hardware offered by different vendors and based on different technologies;

  .  ease of use; and

  .  company reputation and financial viability.

Employees

   As of December 31, 2001, we had a total of 416 full-time employees, 144 of whom were engaged in research and development, 164 in sales and marketing, 37 in customer support, 14 in information technology infrastructure training and 57 in general and administrative. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

   Our operations are headquartered in a 63,000 square foot facility in Durham, New Hampshire. This facility is currently leased by Enterasys, and we occupy this facility under a service agreement with Enterasys. We have signed a ten-year lease, with three five-year renewal options, to relocate our corporate headquarters to a 100,000 square foot Class A office building that is currently under construction in Portsmouth, New Hampshire. We expect this relocation to occur in early 2002. We also occupy sales office space around the United States and throughout the world.

Legal Proceedings

   Since October 24, 1997, nine stockholder class action lawsuits have been filed against Cabletron and several individuals who have served as officers and directors of Cabletron in the United States District Court for the District of New Hampshire. By order dated March 3, 1998 these lawsuits, which are similar in material respects, were consolidated into one class action lawsuit, captioned In re Cabletron Systems, Inc. Securities Litigation (C.A. No. 97-542-
SD). The case has been transferred to the District of Rhode Island. The complaint alleges that Cabletron and certain of its officers and directors disseminated materially false and misleading information about Cabletron's operations and acted in violation of Section 10(b) and Rule 10b-5 of the Exchange Act during the period between March 3, 1997 and December 2, 1997. The complaint further alleges that these officers and directors profited from the dissemination of such misleading information by selling shares of the common stock of Cabletron during this period. The complaint does not specify the amount of damages sought on behalf of the class. In a ruling dated May 23, 2001, the district court dismissed this complaint with prejudice. The plaintiffs have appealed this ruling to the First Circuit Court of Appeals. If the plaintiffs were to prevail on appeal, and ultimately prevail on the merits of the case, Cabletron could be required to pay substantial damages.

   Following the merger of Enterasys into Cabletron and the change of Cabletron's name to Enterasys, this action is pending against Enterasys. We have not assumed any liabilities from Enterasys for this litigation. We have not been named as a defendant in this litigation. Nevertheless, the plaintiffs might attempt to involve us in this litigation or might seek to have us pay damages if Enterasys has insufficient assets to satisfy any resulting damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources. The payment of substantial legal costs or damages, or the diversion of our management and other resources, could have a material adverse effect on our business, financial condition or results of operations.

   We are not aware of any other legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

   The following table sets forth information, as of January 29, 2002, concerning our directors, executive officers and key employees.



 Name                  Age Position
 ----                  --- --------
 Michael Skubisz...... 35  President, Chief Executive Officer and Director
 David Kirkpatrick.... 50  Chief Operating Officer and Chairman of the Board
 Howard Smith......... 45  Chief Financial Officer
 Christopher Crowell.. 38  Vice President, Engineering
 David Reibel......... 38  Vice President, Corporate Affairs, General Counsel
                           and Secretary
 Stephen Butler....... 48  Vice President, Human Resources
 Brenda Hanson........ 41  Vice President, Information Technology and Chief
                           Information Officer
 J. Merrill Keefer.... 37  Corporate Controller
 Lisa Lentz........... 33  Vice President, Customer Support
 Darren Orzechowski... 33  Vice President, Marketing
 Donald Wadas......... 43  Vice President, North American Sales
 Craig Benson......... 46  Director
 Neil Garvey..........  46 Director
 George Kinnear....... 73  Director


   Michael Skubisz has served as our President, Chief Executive Officer and as one of our directors since December 1999. From June 1998 to December 1999, Mr. Skubisz served as Chief Technology Officer of Cabletron. From June 1996 to June 1998, Mr. Skubisz served as Cabletron's Vice President of Product Marketing. From June 1993 to June 1996, Mr. Skubisz was Director of Product Management at Cabletron. Prior to June 1993, Mr. Skubisz held various positions at Cabletron, including Regional Technical Support Manager for the New York City office, where he began his career with Cabletron in 1988.

   David Kirkpatrick has served as our Chief Operating Officer and one of our directors since August 2001 and as Chairman of our board of directors since January 2002. From October 2000 to August 2001, Mr. Kirkpatrick served as Chief Operating Officer of Cabletron. Mr. Kirkpatrick also served as Cabletron's Chief Financial Officer from August 1990 to August 2001. From August 1990 until March 1998, Mr. Kirkpatrick was also Director of Finance for Cabletron. From 1986 to 1990, Mr. Kirkpatrick was a Vice President of Zenith Data Systems, a subsidiary of Zenith Electronics Corporation.


   Howard Smith has served as our Chief Financial Officer since October 2001. From July 2000 to October 2001, Mr. Smith served as Chief Financial Officer of HoustonStreet, Inc., a software and services provider to the energy industry. From March 1999 to July 2000, Mr. Smith served as Vice President, Finance, Chief Financial Officer and Head of Business Development for Copyright Clearance Center, a clearinghouse for managing, licensing and distributing secondary-use copyrights for text and photographic media. From February 1998 to March 1999, Mr. Smith served as a Director, Mergers & Acquisitions for Fleet-Boston Robertson Stephens, and from July 1996 to January 1998, he served as a Director, Corporate Finance Services Group for Coopers & Lybrand LLP.

   Christopher Crowell has served as our Vice President, Engineering since December 1999 and as the Vice President of Cabletron with responsibility for SPECTRUM engineering from March 1999 until December 1999. From March 1997 to March 1999, Mr. Crowell served as Director of SPECTRUM engineering for Cabletron. From July 1992 to March 1997, Mr. Crowell served as a Development Manager for Cabletron.

   David Reibel has served as our Vice President, Corporate Affairs and General Counsel since May 2001. From February 2000 to February 2001, Mr. Reibel served as General Counsel of First Telecom PLC, a telecom service provider based in London, England. From February 1994 to June 1999, Mr. Reibel served as General Counsel and Director of Corporate Affairs of Esprit Telecom PLC, a telecom service and network provider based in Amsterdam, the Netherlands and Reading, England. Esprit Telecom was acquired by Global TeleSystems, Inc. in June 1999, and Mr. Reibel served Global TeleSystems as Legal Director, European Operations in London, England until January 2000.

   Stephen Butler has served as our Vice President, Human Resources since February 2001. From 1997 to 2000, Mr. Butler served as Human Resources Director for the Alpha Development Group of Digital Computer Corporation, which was purchased by Compaq Computer Corporation in 1998. From 1992 to 1997, Mr. Butler served as Human Resources Manager of Semiconductor Manufacturing, a division of Digital Equipment Corp.

   Brenda Hanson has served as our Vice President, Information Technology and Chief Information Officer since May 2000. From August 1999 to May 2000, Ms. Hanson served as Vice President of Solutions Development at Cabletron. From July 1996 to July 1999, Ms. Hanson served initially as Vice President, Client Services and then as Vice President of Manufacturing Solutions for Visibility, Inc., a provider of enterprise resource planning software.

   J. Merrill Keefer has served as our Corporate Controller since November 2000. From December 1997 to November 2000, Mr. Keefer served as Chief Financial Officer of Codman Group, Inc., a health care software provider. From October 1995 to November 1997, Mr. Keefer served as Codman Group, Inc.'s Corporate Controller.

   Lisa Lentz has served as our Vice President, Customer Support since July 2001, as our Chief of Staff from January 2001 to July 2001 and as one of our and Cabletron's Senior Program Managers from August 1999 to January 2001. From May 1999 to August 1999, Ms. Lentz served as an Enterprise Project Manager for Newmarket International, Inc., an e-business solutions provider to the hospitality industry. From June 1995 to April 1999, Ms. Lentz served Cabletron in various roles, most recently as a Director of Product Management. From July 1990 to June 1995, Ms. Lentz served Digital Equipment Corp. in various engineering and product management roles, most recently as an engineering manager.

   Darren Orzechowski has served as our Vice President, Marketing since December 1999. From 1990 to December 1999, Mr. Orzechowski served Cabletron in various public relations roles, including most recently as Senior Director of Corporate Communications.

   Donald Wadas has served as our Vice President, North American Sales since November 2001. From 1998 to October 2001, Mr. Wadas worked for Level 3 Communications, a communication and information services company, most recently as Vice President of Sales, Global Carrier Accounts. From 1996 to 1998, Mr. Wadas served as a sales director of Centigram Communications Corporation, a provider of wireless and wireline messaging and communications services.

   Craig Benson served as the Chairman of our board of directors from August 2001 to January 2002 and continues to serve as one of our directors. Since 1984, Mr. Benson has served as a director of Cabletron, and continues to serve as a director of Enterasys. From 1988 to 1999, Mr. Benson served as Chairman, Chief Executive Officer, President and Treasurer of Cabletron. Additionally, from 1989 to 1997, Mr. Benson also served as Cabletron's Chief Operating Officer. Prior to that, Mr. Benson was Director of Operations of Cabletron from 1984 until 1989. Mr. Benson has agreed to step down from our board of directors or the Enterasys Board of Directors within six months following the distribution of our common stock by Enterasys to facilitate the receipt of the private letter ruling from the Internal Revenue Service that the distribution will be tax-free to Enterasys and Enterasys stockholders.


   Neil Garvey has agreed to serve as one of our directors effective upon the distribution of our shares by Enterasys. Mr. Garvey has been President and Chief Executive Officer of Tyco Telecommunications Ltd., an optical networking company that is a wholly owned subsidiary of Tyco International Ltd., a diversified manufacturing company, since 1997. From 1995 to 1997, Mr. Garvey was President of Simplex Technologies, Inc., the undersea cable manufacturing facility of Tyco Telecommunications.

   George Kinnear has agreed to serve as one of our directors effective upon the distribution of our shares by Enterasys. Dr. Kinnear has been a Managing Partner of Kinnear Associates, a network design, consulting and implementation firm, since 1994. Dr. Kinnear is a retired U.S. Navy Admiral and has served on the boards of directors of Compaq Computer Corporation, Pemco Aviation Group and the Aerospace Corporation.

Composition of Board of Directors

   Our by-laws provide for one or more directors and the number of directors is currently fixed at three. We intend to appoint two additional directors effective upon the distribution of our shares of common stock by Enterasys. These directors will be Neil Garvey and George Kinnear. Our amended and restated certificate of incorporation and by-laws, which will be in effect upon completion of the distribution of our common stock, provide that our board of directors is to be composed of three classes of similar size, with each class being elected in a different year and each director in that class serving a three year term after the initial term, so that only approximately one-third of the board of directors is elected in any single year. Our Class I directors, Michael Skubisz and Neil Garvey, will hold office until the first annual meeting of stockholders following the distribution of our stock by Enterasys and until their successors are elected and qualified. Our Class II director, Craig Benson, will hold office until the second annual meeting of stockholders following the distribution of our stock by Enterasys and until his successor is elected and qualified. Our Class III directors, David Kirkpatrick and George Kinnear will hold office until the third annual meeting of stockholders following the distribution of our stock by Enterasys and until their successors are elected and qualified. Mr. Benson has agreed to step down from our board of directors or the Enterasys Board of Directors within six months following the distribution of our common stock by Enterasys to facilitate the receipt of the private letter ruling from the Internal Revenue Service that the distribution will be tax-free to Enterasys and Enterasys stockholders. Our board of directors expects to appoint a successor to fill the vacancy created when Mr. Benson steps down. As described more fully under "Transactions with the Strategic Investors--Board of Directors Representation," the strategic investors may be entitled to designate a member of our board of directors following exercise of their stock purchase rights. Our executive officers are elected by the board of directors and serve at the discretion of the board of directors.


Committees of Board of Directors

   Effective upon the distribution, we will establish a compensation committee and an audit committee. Our audit committee, which will consist of Craig Benson, Neil Garvey and George Kinnear, will be responsible for recommending our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent accountants. Our compensation committee, which will consist of Neil Garvey and George Kinnear, will be responsible for reviewing and approving the compensation and benefits for our executive officers, administering our 2000 Equity Incentive Plan and Employee Stock Purchase Plan and making recommendations to our board of directors regarding these and other compensation-related matters.


Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Board of Director Compensation

   We will reimburse each member of the board of directors for reasonable expenses incurred to attend a meeting of the board of directors or any committee of the board of directors. We also intend to pay cash compensation to members of our board of directors who are not also employees in the amount of $1,000 per board meeting attended.

   Messrs. Garvey and Kinnear will each receive, effective upon the distribution of our shares of common stock by Enterasys, options to purchase 10,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the date of the distribution. We also intend to grant an option to purchase 1,666 shares of common stock on or about the date of each annual meeting of stockholders to each individual who will continue to serve as a member of the board of directors following that meeting and is who not also an employee.

Stock Ownership of Directors and Executive Officers

   Enterasys owns 100% of our outstanding common stock, and none of our officers or directors own any of our common stock. Our directors and officers who own shares of Enterasys common stock at the time of the distribution of our common stock by Enterasys will participate in the distribution on the same terms as other holders of Enterasys common stock.

   The following table lists the number of shares of Enterasys common stock beneficially owned on December 31, 2001 by each director, each of the executive officers named in the summary compensation table below and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer had sole voting and investment power over the securities owned. The total number of shares of Enterasys common stock outstanding on December 31, 2001 was 199,908,696. We calculated beneficial ownership for the following table in the same manner described in "Stock Ownership."


                                  Shares of
                               Enterasys Common
                              Stock Beneficially
                                    Owned
                              ------------------
   Name of Beneficial Owner     Number   Percent
   ------------------------   ---------- -------
   Michael Skubisz(1)......       73,194    *
   David Kirkpatrick.......        5,481    *
   Christopher Crowell(2)..       27,346    *
   Michael Luetkemeyer.....          --     *
   David Reibel............          --      *
   Craig Benson(3).........   15,342,397   7.7
   Neil Garvey.............          --      *
   George Kinnear..........          --      *
   Executive Officers and
    Directors as a Group
    (8 persons)............   15,448,418   7.7

--------
  * Less than one percent

(1) Represents 73,194 shares of common stock of Enterasys subject to options outstanding and exercisable within sixty (60) days after December 31, 2001.

(2) Includes 26,710 shares of common stock of Enterasys subject to options outstanding and exercisable within sixty (60) days after December 31, 2001.
(3) Includes 175,000 shares held in trust for the benefit of Mr. Benson's children.

Executive Compensation

   The following table sets forth a summary of the compensation paid during the fiscal year ended March 3, 2001 and the twelve months ended December 29, 2001 to our Chief Executive Officer and to all of our other executive officers at December 31, 2001 whose salary and bonus exceeded $100,000. The table also includes compensation information for Mr. Luetkemeyer, our former Chief Financial Officer. We refer to these persons as the named executive officers. We are including information for the 12 month period ended December 29, 2001 because we recently changed our fiscal year end to the Saturday closest to the last day in December of each year. Cabletron paid this compensation for a portion of the years for some of the officers listed below.


                           Summary Compensation Table


                                         Annual          Long-Term
                                      Compensation      Compensation
                                    ----------------- ----------------
                                                      Shares of Common
Name and Principal        12 Months Salary            Stock Underlying      All Other
Position                  Ended (1)   ($)   Bonus ($)  Options (#)(2)  Compensation ($)(3)
------------------        --------- ------- --------- ---------------- -------------------
Michael Skubisz.........  12/29/01  230,000      --         66,666            51,160
 President and Chief
 Executive                  3/3/01  230,000   22,500       266,667            53,890
 Officer
David Kirkpatrick.......  12/29/01  315,000  165,000           --            550,169
  Chairman and Chief
 Operating                  3/3/01  299,000  192,125     1,409,221            36,706
  Officer
Christopher Crowell.....  12/29/01  206,770   32,800        33,333               670
 Vice President,
 Engineering                3/3/01  201,125   53,100       105,000             6,120
Michael Luetkemeyer(4)..  12/29/01  161,700   19,125           --             40,550
 Former Senior Vice
 President and              3/3/01   88,450    9,125        83,333            55,700
 Chief Financial Officer
David Reibel(5).........  12/29/01  104,325      --         63,332               425
 Vice President,
 Corporate Affairs,         3/3/01      --       --            --                --
 General Counsel and
 Secretary

--------
(1) Because we changed our fiscal year end to the Saturday closest to the final day in December of each year, the information provided in this table covers the 12 month period ending on March 3, 2001 and the 12 month period ending on December 29, 2001. This creates two months of compensation which are included in both rows for each officer.
(2) The options granted to these individuals during the 12 months ended December 29, 2001 were granted subject to the approval of the Incentive Compensation Committee of the Enterasys board of directors. This approval was obtained in January 2002. During the 12 months ended March 3, 2001, Mr. Kirkpatrick served as the Chief Financial Officer and Chief Operating Officer of Cabletron. During this period, Mr. Kirkpatrick received options to purchase 50,000 shares of the common stock of Cabletron; 88,888 shares of our common stock; 500,000 shares of Enterasys common stock, when Enterasys was a subsidiary of Cabletron; 270,333 shares of GNTS common stock; and 500,000 shares of Riverstone common stock.
(3) These amounts consist of employer-paid portions of insurance premiums for all listed executive officers. For Mr. Skubisz, this amount also contains imputed interest totaling $2,770 for the 12 months ended March 3, 2001 and $460 for the 12 months ended December 29, 2001 related to a promissory note given to Cabletron by Mr. Skubisz which did not bear interest. Cabletron forgave the $50,000 principal balance of this note during the two months by which the reported periods overlap. For Mr. Crowell, this amount includes $5,000 for the 12 months ended March 3, 2001 paid as a patent bonus. For Mr. Kirkpatrick, this amount includes $549,339 for the 12 months ended December 29, 2001 related to a retention bonus and $4,336 and $31,250 for the 12 months ended March 3, 2001 related to imputed interest on a non-interest-bearing note given to Cabletron by Mr. Kirkpatrick and the forgiveness of the remaining principal balance of this note by Cabletron, respectively. For Mr. Luetkemeyer, this amount includes approximately $55,500 and $40,550 for the 12 months ended March 3, 2001 and the 12 months ended December 29, 2001, respectively, paid as a bonus for joining us and for relocation expenses.
(4) Mr. Luetkemeyer's employment with us ended in September 2001.

(5) Mr. Reibel joined us in May 2001.

Option Grants During the Twelve Months Ended December 29, 2001

   The following table contains summary information regarding stock option grants made during the twelve months ended December 29, 2001 by us to the named executive officers. As noted above, these options were granted subject to the approval of the Incentive Compensation Committee of the Enterasys board of directors. This approval was obtained in January 2002. We granted these options at an exercise price equal to the fair market value of the common stock on the date of grant as determined by our board of directors. The options provisionally vest as to 25% of the shares on the one year anniversary of the date of grant by our board of directors, then pro-rata on a monthly basis thereafter for the ensuing three years. The options will actually vest and become exercisable upon the distribution of our common stock by Enterasys. At the time of actual vesting, the options will become vested to the extent they are provisionally vested and will vest along the provisional vesting schedule following the date of actual vesting. In addition, vesting will accelerate by ten months in the event of a change in control.

   We calculated the potential realizable value of each option based on the term of the option at its date of grant. We assumed stock price appreciation of 5% and 10% per year pursuant to the rules of the Securities and Exchange Commission. We cannot assure you that our actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% rates, or at any other rate.

                                                                             Potential Realizable Value
                          Number of                                            at Assumed Annual Rates
                           Shares      % of Total                            of Stock Price Appreciation
                         Underlying  Options Granted                           For Option Term ($)(1)
                           Options   to Employees in  Per Share   Expiration ---------------------------
Name                     Granted (#) Fiscal Year (%) Price ($/sh)    Date         5%           10%
----                     ----------- --------------- ------------ ---------- ---------------------------
Michael Skubisz.........   66,666          5.4           9.75      11/19/11       408,663      1,035,323
Christopher Crowell.....   33,333          2.7           9.75      11/19/11       204,331        517,661
David Kirkpatrick.......      --           --             --            --            --             --
Michael Luetkemeyer.....      --           --             --            --            --             --
David Reibel............   49,999          4.1          10.50       5/31/11       329,993        836,483
                           13,333          1.1           9.75      11/19/11        81,731        207,061

--------
(1) For the purposes of this calculation, we assumed that the fair market value of each underlying share of common stock, which is the same as the value used for accounting purposes to determine if any compensation expense related to the option grant is reportable, was equal to the exercise price of the option on the date of grant. In each case, our board of directors determined these values based on a number of considerations including the trading multiples of other companies in our industry, estimated trading ranges provided by financial advisors and expressions of interest from third parties interested in acquiring us. Our board of directors did not formally weight any of these factors. We assumed this fair market value appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

Option Exercises and Fiscal Year-End Values
   The following table provides information about the number and value of unexercised options to purchase our common stock and common stock of Enterasys held on December 29, 2001 by the named executive officers, as well as the value realized by the named executive officers upon exercise of options during the twelve months ended December 29, 2001. A portion of the options to purchase Enterasys common stock listed below as held by Mr. Skubisz were held by Morgan Stanley Dean Witter, and Morgan Stanley Dean Witter has discretionary trading authority over these options within preset limits set by Mr. Skubisz. There was no public trading market for our common stock as of December 29, 2001. Accordingly, the value of the in-the-money options to purchase our common stock represents the positive spread between the exercise price of the stock options and the fair market value of our common stock, as determined by our board of directors as of December 29, 2001. This value was $9.75. The value of in-the-money options for Enterasys represents the positive spread between the exercise price of the stock options and the closing price of Enterasys' common stock on December 29, 2001, which was $8.72 per share.

                                                           Number of Shares of
                                                         Common Stock Underlying    Value of Unexercised
                                    Shares               Unexercised Options at    In-the-Money Options at
                                   Acquired                Fiscal Year End (#)       Fiscal Year End ($)
                                      on       Value    ------------------------- -------------------------
Name                      Company  Exercise Realized($) Unexercisable Exercisable Unexercisable Exercisable
----                      -------  -------- ----------- ------------- ----------- ------------- -----------
Michael Skubisz......... Enterasys  10,674      13,556      27,000      73,194       87,712       236,259
                          Aprisma      --          --      333,332         --           --            --
Christopher Crowell..... Enterasys   1,750      13,556       8,190      26,460       23,608        95,164
                          Aprisma      --          --      138,333         --           --            --
David Kirkpatrick....... Enterasys 781,236   3,066,951         --          --           --            --
                          Aprisma      --          --       88,888         --           --            --
Michael Luetkemeyer..... Enterasys     --          --          --          --           --            --
                          Aprisma      --          --          --          --           --            --
David Reibel............ Enterasys     --          --          --          --           --            --
                          Aprisma      --          --       63,332         --           --            --

2000 Equity Incentive Plan
   Overview. Our board of directors has adopted and the holder of a majority of our capital stock, Enterasys, has approved our equity incentive plan, which provides for the grant of awards to our employees and to officers providing services to us or our subsidiaries or affiliates, including Enterasys and its subsidiaries. The awards under our equity incentive plan may consist of incentive and non-statutory stock options, restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards, loans and supplemental grants.

   We have reserved 5,466,666 shares of our common stock for issuance under the equity incentive plan, which represents approximately 26.9% of our outstanding common stock as of December 31, 2001, assuming all of these options had been granted and exercised.


   Under our equity incentive plan, no participant may be granted stock appreciation rights or options to purchase more than 2,833,333 shares of common stock in any calendar year. Also, no more than 1,666,667 shares may be awarded to any participant as a stock-based performance award in any three-year period, and no more than $5,000,000 may be paid to any participant for any year under a cash performance award. If there is a stock dividend, stock split or combination, recapitalization or other change in our capitalization or other distribution to holders of our common stock, other than normal cash dividends, we will make the appropriate adjustments to the maximum number of shares of common stock that may be delivered under the plan and to the relevant provisions of outstanding awards.

   Administration. Our equity incentive plan is administered by our board of directors and effective upon the distribution, will be administered by our compensation committee. The board of directors or compensation committee has the authority to grant awards, determine award terms, amend or cancel awards subject to the consent of the holder if the change would adversely affect his rights and generally to interpret, administer and decide disputes under the plan. The board of directors or compensation committee also has authority to delegate to an executive officer who is also a director authority to grant awards to employees who are not executive officers. We have the right to amend or terminate the plan.


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   Stock Option Terms. The stock options granted under the plan may be either incentive stock options, as defined in the Internal Revenue Code, or nonstatutory stock options. Subject to a maximum ten-year term, the board of directors or compensation committee will determine the exercise terms of stock options. Unless otherwise permitted by board of directors or compensation committee, stock options granted under the plan may not be transferred except at death. The exercise price of each option intended to qualify as an incentive stock option will not be less than 100% of the fair market value of our common stock on the date of the option grant as determined by the board of directors or compensation committee. Generally, if an option holder's service relationship with us terminates, any unvested stock options granted under the plan that are then held by the option holder will expire and any vested portion will remain exercisable for an additional 90 days. The board of directors or compensation committee, however, has the discretion to make a different determination about a terminated option holder's stock options. In addition, there are special acceleration rules in the plan that apply to the treatment of stock options upon the death of the option holder.

   Distribution and Change in Control Provisions. Our equity incentive plan contains special rules in anticipation of the distribution of our shares of common stock by Enterasys to its stockholders. Consistent with these rules, we have granted stock options to our employees and others that provide generally for provisional vesting of 25% of the shares of common stock after one year and for monthly provisional vesting over the ensuing three years for the remainder. Upon the distribution of our shares of common stock by Enterasys to its stockholders, the portion of the option which has provisionally vested will become actually vested. In addition, if we are sold or undergo a change in control, vesting of these options would also accelerate by ten months.

Employee Stock Purchase Plan


   Our board of directors has adopted, and we expect that Enterasys, the holder of a majority of our capital stock, will approve, our employee stock purchase plan. The plan, which is intended to qualify under Section 423 of the Internal Revenue Code, permits employees to purchase common stock from us through payroll deductions at a discount from its fair market value, subject to statutory limitations. We have reserved a total of 750,000 shares of common stock for issuance under the plan. The compensation committee of our board of directors will administer the plan. Our board of directors has the power to amend or terminate the employee stock purchase plan.


   Our employee stock purchase plan operates on the basis of consecutive three-month offering periods. Participating employees will automatically make stock purchases through payroll deductions, which at this time may not exceed 20% of an employee's compensation, at the end of each offering period. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of the offering period or 85% of the fair market value of the common stock at the end of the offering period. Employees may withdraw from participation in the plan at any time and receive a refund of their payroll deductions made since the last purchase date, in which case, they cannot resume participation until the beginning of the next offering period. Participation ends automatically upon termination of employment.


   Under the plan, an employee is prohibited from participating during an offering period if the employee's participation would cause the employee to own stock possessing 5% or more of the voting power or value of our stock or our parent's or subsidiaries' stock, or if the employee's participation would permit the employee to purchase stock with a value in excess of $25,000 during a calendar year, as measured at the beginning of the offering period for which the option to purchase stock was granted and taking into account the employee's options to purchase stock under any plan of the Company or our parent or subsidiaries.


Change-in-Control Arrangements

   Under the terms of our employee stock options, including those granted to the named executive officers, if we undergo a change in control, the portion of the options that would have become vested and exercisable during the ten months following the change in control will become immediately vested and exercisable.

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   We have adopted a change-in-control plan in which some of our officers, including all of the named executive officers, participate. This plan provides that if a participant's employment is terminated for reasons defined to be without cause or by the participant for reasons defined as good reason under the plan during the 18-month period following the date we undergo a change in control, the participant will receive severance pay from us in an amount equal to the sum of:

  . the annual base salary of the participant at the rate in effect immediately before the date of termination or immediately before the change in control, whichever is higher; plus

  . an amount equal to the highest aggregate amount of bonus paid by us or by Enterasys to the participant in cash, or if not paid in cash, deferred, in any one of the three most recent fiscal years ended before the termination or the participant's target incentive bonus for the fiscal year in which the change in control occurs, whichever is higher; plus

  . a pro-rated portion of the target incentive bonus of the participant for the fiscal year in which the termination occurs, adjusted for periods for which the participant has already been paid amounts under the incentive bonus arrangement.

   Our plan also provides that, if during the 18-month period following the date we undergo a change in control, a participant's employment is terminated for reasons defined to be without cause or by the participant for reasons defined as good reason under the plan, the vesting of the participant's option will be adjusted so that the portion of the option that would have become vested and exercisable during the seven months following the participant's termination of employment will become immediately vested and exercisable for a period of 90 days. This accelerated vesting is separate from the ten-month acceleration provided for under our equity incentive plan.

   Under our change-in-control plan, for one year following a covered termination of employment, a participant will be entitled to continue to participate in medical, dental and life insurance plans or programs. The plan further provides for a gross-up payment which will apply if amounts paid to a participant would be subject to the federal excise tax on excess parachute payments. In that instance, a participant will be entitled to receive additional cash sufficient to put the participant in the same position that he or she would have been in had the federal excise tax not applied.

   Under our change-in-control plan, we will be considered to have undergone a change in control if any of the following should occur:

  . with certain exceptions, a person or group acquires the beneficial ownership of thirty percent (30%) or more of the voting power of our securities or thirty percent (30%) or more of our common stock;


  .  continuing directors cease to be a majority of our board of directors;

  . a consolidation, merger or other reorganization or sale or other disposition of all or substantially all of our assets occurs, other than transactions in which our stockholders immediately prior to the transaction own, in substantially the same proportion, more than fifty percent (50%) of the securities of the entity resulting from the transaction; or

  .  our stockholders approve our complete liquidation or dissolution.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law allows corporations to provide that directors of the corporation will not be personally liable for monetary damages for breach of their fiduciary duties, except liability for the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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

  . unlawful payments of dividends, unlawful stock repurchases or redemptions; or

  . any transaction from which the director takes an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our by-laws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We believe that indemnification under our by-laws covers negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the by-laws would permit indemnification. We have director and officer liability insurance that covers these matters and matters arising under the Securities Act of 1933.

   Other than the litigation disclosed in this information statement, we are unaware of any litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

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

                   RELATIONSHIP WITH ENTERASYS AND RIVERSTONE

Overview

   Effective as of June 3, 2000, Cabletron transferred a substantial portion of its operating assets and related liabilities to four separate operating subsidiaries, Enterasys, GNTS, Riverstone and us. We provide service assurance software for enterprises and service providers. Enterasys designs, develops, markets and supports comprehensive network communications solutions for enterprises. GNTS provided network consulting services to enterprises and service providers. Riverstone provides Internet infrastructure equipment to service providers in the metropolitan area network.

   To date, Cabletron has established Riverstone as an independent public company through Riverstone's initial public offering and Cabletron's subsequent distribution of its Riverstone common stock to Cabletron stockholders. Enterasys was established as an independent public company by merging into Cabletron immediately prior to the distribution of Riverstone shares to its stockholders and renaming the resulting entity "Enterasys Networks, Inc." On July 16, 2001, Cabletron announced that Enterasys, Aprisma and a third party would each acquire portions of GNTS.

   We have provided below a summary of the principal agreements, as amended, that we entered into with Cabletron, Enterasys, GNTS and Riverstone relating to the transformation of Cabletron's business into four distinct operating entities. The following descriptions are intended to summarize only the material terms of these agreements as amended. You should read the full text of these agreements and amendments, which we have filed with the Securities and Exchange Commission as exhibits to our registration statement on Form 10.

   The following agreements may contain terms and provisions that are more favorable or less favorable to us than would have resulted if the agreements were negotiated on an arms-length basis. We intend to negotiate any future agreements with Enterasys and Riverstone on an arms-length basis.

Transformation Agreement

   The transformation agreement contains important provisions relating to the distribution of the shares of our common stock by Enterasys to its stockholders and covenants among Enterasys, Riverstone and us relating to our ongoing relationships.

   Information Exchange. We, Enterasys and Riverstone have agreed to share information with each other for a variety of purposes, unless the sharing would be commercially detrimental. We have agreed with Enterasys and Riverstone that:

  . until our distribution, we and Enterasys will provide to one another any information requested by the other for specified purposes, including information needed to comply with various reporting and disclosure requirements, to prepare financial statements or to conduct our respective ongoing business operations;

  . after our distribution, we, Enterasys and Riverstone will each use reasonable commercial efforts to make available to each other personnel and agents who may be used as witnesses in, and documents that may reasonably be required in, legal, administrative or other proceedings; and

  . we, Enterasys and Riverstone will use reasonable commercial efforts to retain all records that might reasonably be required by any other party for the purposes stated above.

   Confidentiality. Each party to the transformation agreement has agreed not to disclose confidential information of any other party except in specific circumstances. We have also agreed not to use this information in violation of any use restrictions in any of the other written agreements among us.


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

   Employee Confidentiality Agreements. The transformation agreement provides that any agreement relating to confidentiality, non-disclosure or non-competition obligations of any employee of Cabletron and its affiliates transferred to us as part of the contribution of assets and liabilities to us by Cabletron will remain in full force and effect. Cabletron assigned to us a right to separately enforce these agreements, provided that we may not begin legal action without the consent of Enterasys. We agreed to use reasonable commercial efforts to cause our employees to enter into new confidentiality agreements.

   Covenant Not to Sue. The transformation agreement provides that we, Enterasys and Riverstone will not sue one another for the use in the product segments in which we each focus of any assets, including intellectual property assets, contributed to each of us by Cabletron.

   Expenses. We are responsible for any internal fees, costs and expenses incurred for the contribution of assets and liabilities to us by Cabletron and the distribution of our common stock, as well as our proportionate share of any of these fees, costs and expenses incurred by Enterasys.

   Dispute Resolution. If problems arise between Enterasys and us or any other party to the transformation agreement under the transformation agreement or any related agreements, other than the tax sharing or intercompany agreements discussed below, we have agreed to make a good faith effort to first resolve the dispute through negotiation by senior executives. If those negotiations fail, then the dispute shall be submitted to binding arbitration. We or any other party to the dispute may also seek injunctive relief from a court of competent jurisdiction before negotiation or arbitration if the dispute relates to improper use of intellectual property rights or is necessary to prevent serious and irreparable injury to one of the parties or to others.

   Non-Solicitation of Employees. We, Enterasys and Riverstone have agreed not to solicit or recruit each other's employees directly until August 28, 2002. This prohibition does not apply to general recruitment efforts carried out through public or general solicitation.

   Indemnification Matters. Enterasys has agreed to indemnify us, our directors, officers and subsidiaries from and against all losses resulting from the failure of any of the parties to comply with bulk transfer laws relating to the contribution of assets and liabilities to us by Cabletron and any conduct by Cabletron, after the contribution date, that does not relate to our business or the businesses of Enterasys or Riverstone.

   We have agreed to indemnify Enterasys and its directors, officers and affiliates, and Riverstone and its directors, officers and subsidiaries, from and against all losses from:

  . liabilities assumed by us under the asset contribution agreement or reallocated to us under the transformation agreement and liabilities arising out of our operations;

  . the non-fulfillment of any agreement or covenant by us contained in the transformation agreement or the asset contribution agreement and some related instruments; and

  .  the conduct of our business after the contribution date.

   Enterasys and Riverstone have each agreed to indemnify us and our directors, officers and affiliates from and against all losses from:

  . liabilities assumed by Enterasys or Riverstone, as applicable, under the asset contribution agreement or reallocated to Enterasys or Riverstone, as applicable, under the transformation agreement and liabilities arising out the operations of Enterasys or Riverstone, as applicable;

  . the non-fulfillment of any agreement or covenant by Enterasys or Riverstone, as applicable, contained in the transformation agreement or the relevant asset contribution agreement and some related instruments; and

  . the conduct of the business of Enterasys or Riverstone, as applicable, after August 28, 2000.

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

   The indemnification obligations described above do not apply to losses related to income taxes and payroll taxes governed by the tax sharing agreement.

Asset Contribution Agreement

   The asset contribution agreement identifies the assets that Cabletron transferred to us and the liabilities that we assumed as a result of the contribution of assets and liabilities to us by Cabletron. As consideration for these assets and liabilities, we issued 38,491,222 shares of Series A convertible preferred stock to Cabletron. Immediately prior to the distribution, these shares of Series A convertible preferred stock will be converted into 12,830,407 shares of our common stock.

   Asset Transfer. The asset contribution agreement governs the transfer to us by Cabletron and its direct and indirect subsidiaries of assets primarily related to our business. These assets generally include all tangible and intangible assets that were material to the operation of our business at the contribution date, unless a specific asset was expressly transferred to another subsidiary in the transformation. The asset contribution agreement also applies to the transfer of any assets to us by Cabletron after the initial contribution under the terms of the transformation agreement. All assets were transferred without any warranties.

   Excluded Assets. The asset contribution agreement excludes some assets from those transferred to us, including real property and those assets transferred to Enterasys, GNTS and Riverstone under their asset contribution agreements with Cabletron.

   Assumption of Liabilities. Effective as of the contribution date, we also agreed to assume all liabilities of Cabletron and its direct and indirect subsidiaries, including intercompany payables, that related primarily to our business or the assets contributed to us under the asset contribution agreement or otherwise, except as otherwise expressly provided.

   Excluded Liabilities. The asset contribution agreement also provides that we did not assume liabilities for accounts payable to third parties, other than to Cabletron and its affiliates, or for deposits held by Cabletron or its affiliates for the account of third parties as of the contribution date that arose out of our business.

   Intercompany Account. The asset contribution agreement established an intercompany account with Cabletron, which is administered by Enterasys under our services agreement. Cabletron contributed cash to the balance of this intercompany account so that our net working capital as of June 3, 2000, assuming our separation occurred on that date, was $60 million. The asset contribution agreement provides that to the extent Enterasys owes any money under this account, Enterasys is required to pay the balance on demand.

Tax Sharing Agreement

   The tax sharing agreement allocates responsibilities for tax matters among us, Enterasys, Riverstone and GNTS. The tax sharing agreement provides that, for periods through and including the distribution by Enterasys to its stockholders of our common stock, Enterasys will file all consolidated, combined or unitary income tax returns required to be filed by Enterasys relating to us. For all periods beginning before our distribution, we have agreed to file all other income tax returns required to be filed by us and to be responsible for all taxes due under these returns.

   Each member of a consolidated group is, for United States federal income tax purposes, both individually and jointly liable for the federal income tax liability of the entire group. We could be required to pay a deficiency in the federal income tax liability of our group for any period during which we were a member of the group, even if the tax sharing agreement allocates that liability to Enterasys or another group member.

   The agreement requires Enterasys to pay all taxes due on the returns filed by Enterasys. We are required to pay Enterasys an amount equal to our tax liability for the periods covered by these returns, on a separate return

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

basis, as determined by Enterasys in its sole discretion. The agreement also requires Enterasys to pay us for any gain in tax benefit realized by Enterasys or other affiliates from the use of our tax attributes.

   The agreement also provides that Enterasys is required to pay any taxes due and will receive all refunds arising from adjustments relating to its filed returns and that we must reimburse Enterasys for these taxes if they are attributable to us or our business. The tax sharing agreement also requires each party to indemnify each other party against any taxes, including interest and penalties, that the party is liable to bear under the agreement.

   If our distribution does not qualify as a tax-free transaction, and the failure is our sole responsibility or results from our capital stock being acquired by one or more persons so that it is no longer treated as qualified property under Section 355 of the Internal Revenue Code, we will indemnify each other party to the agreement against any resulting taxes or other damages. If the failure is the responsibility both of us and of Enterasys, we and Enterasys will indemnify each other party against any resulting taxes or other damages, each in proportion to its market value as of the distribution date. For these purposes, the market valuation of Enterasys does not include us. If the failure to qualify is the sole responsibility of Enterasys or results from the capital stock of Enterasys being acquired by one or more persons so that the common stock being distributed is no longer treated as qualified property under
Section 355 of the Internal Revenue Code, Enterasys will indemnify each other party to the agreement against any resulting taxes or other damages.

   Riverstone has also agreed to analogous provisions in the tax sharing agreement, including those relating to the distribution of its capital stock. The tax sharing agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

Commercial Agreements

   We have entered into individual commercial agreements with Enterasys and Riverstone. These agreements establish the prices and other terms and conditions under which we will provide and obtain products and services to and from Enterasys and Riverstone. These agreements terminate on June 3, 2003 or, if earlier, when we enter a new agreement with Enterasys or Riverstone, as applicable.

   Enterasys. Our agreement with Enterasys provides for arrangements relating to specific products and services, including:

  . the sale of our products to Enterasys for research and development purposes only;

  . the sale of Enterasys products to us for research and development purposes only;

  . the resale of our products and related third-party products to Enterasys customers; and

  . the provision of some Enterasys services from Enterasys to purchasers of our products.

   Riverstone. Our agreement with Riverstone provides for arrangements relating to specific products and services, including:

  . the purchase of Riverstone products by us for product development and other internal uses;

  . the sale of our products, services and support and third-party products for Riverstone's internal use and for resale to Riverstone's customers; and

  . our provision of sales and technical training for our products sold to and by Riverstone.

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

Services Agreement

   Our services agreement formalizes the terms and conditions under which Enterasys provides services to us, including administrative, occupancy and other services.

   The services agreement governed the management of our intercompany account by Enterasys. Enterasys managed this account as part of the treasury services provided to us under the services agreement. So long as Enterasys managed this account, the services agreement provided that all of our deposits and disbursements flow through the intercompany account, and we relied on the intercompany account as a source of liquidity. Enterasys has settled most of the balance of our intercompany account, and we now use this account primarily to handle routine transactions for administrative convenience.

   The services agreement also allows all of our eligible employees to continue to participate in the benefits plans of Enterasys on terms comparable to those that existed prior to our separation. We may elect not to establish comparable plans prior to the termination of the agreement if doing so is not legally or financially practical. In this case, we can require Enterasys to continue to provide us with these services at existing market rates. The services agreement also describes the manner in which Enterasys will share with us its owned and leased properties and office space.

   The services agreement permits Enterasys to engage subcontractors to perform all or any portion of the services. The agreement also allows us and Enterasys to adjust from time to time the nature and level of services provided. The initial term of the services agreement ends on August 28, 2002. We may terminate the services agreement with respect to all or any of the services provided by giving written notice at least one full fiscal quarter prior to termination. We are responsible for any additional costs imposed by third parties against Enterasys that result from the termination. Enterasys may terminate the services agreement with respect to any or all of the services provided under the agreement by providing us at least sixty days' prior written notice.

                        INDEBTEDNESS OF MANAGEMENT


   On June 1, 2000, Cabletron entered into a promissory note with Mr. Kirkpatrick for the principal amount of $200,000. The principal amount is payable in full on June 1, 2002 and bears interest at a rate of 8% per year. As of December 29, 2001, the remaining balance on this note was $212,667. In January 2002, we acquired this note from Enterasys.

                   TRANSACTIONS WITH THE STRATEGIC INVESTORS

Stock Purchase Rights

   On August 29, 2000, Cabletron entered into an amended securities purchase agreement with Silver Lake Partners, L.P. and agreed to cause us to grant to the strategic investors rights to purchase shares of our common stock. In the transformation agreement, we agreed with Enterasys to perform our obligations under the amended securities purchase agreement. In connection with the distribution of shares of Riverstone common stock to its stockholders and the merger with Enterasys, Cabletron and the strategic investors amended this agreement. Following adjustments in connection with the formation of Aprisma LLC and related transactions, the strategic investors held rights to purchase:


  . up to 137,774 shares of common stock at a purchase price per share of $24.99;


  . up to 275,546 shares of common stock at a purchase price per share of the lesser of $24.99 or the closing price of our common stock on the date of the distribution;


  . up to 275,546 shares of common stock at a purchase price per share of the lesser of $31.93 or the closing price of our common stock on the date of the distribution; and


  . up to 91,848 shares of common stock at a purchase price per share of the lesser of $43.88 or the closing price of our common stock on the date of the distribution.


   The shares subject to the stock purchase rights may not be purchased until ten business days before the effective date of the distribution, and the stock purchase rights terminate if the shares are not purchased on or before the thirtieth business day after the date of distribution, subject to extension for purposes of seeking antitrust approvals.


   As of December 31, 2001, the stock purchase rights represented ownership of approximately 4.5% of our outstanding fully-diluted common stock. The amended securities purchase agreement provides for adjustments to the stock purchase rights if we issue additional stock options to directors, officers, employees or consultants, such that the total stock options held exceed predetermined levels, the stock purchase rights will be exercisable at the same aggregate purchase price for a number of additional shares sufficient to maintain agreed upon fully-diluted percentage ownership levels of our common stock. The amended securities purchase agreement also provides for adjustments to the stock purchase rights at the election of the strategic investors in the event Enterasys contributes in excess of $5,000,000 of additional assets to us in exchange for shares of our common stock or securities convertible into shares of our common stock.

Spin-Off Warrants

   Concurrently with a distribution by Enterasys of our common stock to its stockholders, we are required to issue to the strategic investors warrants to purchase a number of shares of our common stock equal to the number of shares that the strategic investors would have received in the distribution by Enterasys if they had exercised their Enterasys warrants in full immediately prior to the record date for the distribution. Subject to the adjustments provided for in the Enterasys warrants, the warrants held by the strategic investors currently entitle them to purchase:

  . 250,000 shares of Enterasys common stock at an exercise price of $28.424 per share;

  . 200,000 shares of Enterasys common stock at an exercise price of $22.108 per share; and

  . 7,112,221 shares of Enterasys common stock at an exercise price of $6.20 per share.

   If the record date for the distribution of our shares by Enterasys was December 31, 2001, we would be required to issue to the strategic investors warrants to purchase approximately 499,186 shares of our common stock. The exercise prices of the warrants that we will issue cannot be determined at this time because the


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

calculation depends upon the trading prices of our common stock and of Enterasys common stock following the distribution of our shares by Enterasys. These warrants will be immediately exercisable and will expire on August 29, 2007.

Board of Directors Representation

   The amended securities purchase agreement provides that following the date on which the strategic investors exercise their stock purchase rights for at least 356,313 shares of our common stock, we will appoint a designee of the strategic investors to our board of directors, if the strategic investors elect to appoint a designee. We have also agreed to include this designee of the strategic investors as a nominee for director in proxy statements we issue to solicit votes for our board of directors in advance of our annual meetings. This obligation terminates upon the earlier to occur of the date that is one year after the distribution of our common stock by Enterasys or the date on which the strategic investors own less than 356,313 shares of our common stock.

Registration Rights

   We have granted the strategic investors rights to demand the registration of the shares of our common stock issuable upon exercise of the stock purchase rights and the spin-off warrants described above for public sale under an effective registration statement under the Securities Act of 1933 and other rights to include the shares in registrations for our account or the account of other stockholders. The strategic investors may exercise the demand registration rights on only two occasions, and the exercise of their registration rights is subject to other limitations.

Standstill Arrangement

   Until August 29, 2004, the strategic investors, other than Morgan Stanley Dean Witter Equity Funding, Inc. in some instances, have agreed that they and their controlled affiliates will generally not take several actions related to us, including:

  .  acquiring us;

  . soliciting proxies to vote in opposition to any matter that has been recommended by our board of directors or in favor of any matter that has not been approved by our board of directors; and

  . soliciting, or making any public statement about, a merger or acquisition of us, a sale of all or substantially all of our assets or a purchase of our equity securities or the equity securities of Enterasys.

   These restrictions will be suspended upon the occurrence of some events, including a public announcement by us that we are for sale or the execution of a definitive agreement which, if completed, would result in a change of control of us. The terms of this standstill arrangement may make some change of control or other extraordinary transactions less likely to occur while this arrangement is in effect and may reduce the possibility that our stockholders will receive a premium or other benefits that sometimes accompany these types of transactions.

Other Arrangements

   The issuances by us of the securities and purchase rights and by Cabletron of the warrants to the strategic investors were part of an integrated set of transactions including the issuance by Cabletron to the strategic investors of 65,000 shares of its 4% Series A Participating Convertible Preferred Stock and 25,000 shares of its 4% Series B Participating Convertible Preferred Stock and the issuance of stock purchase rights by each of Cabletron's operating subsidiaries to the strategic investors. The aggregate consideration paid by the strategic investors at the closing of these transactions, after subtracting transaction fees and expenses payable by Cabletron to Silver Lake, was $87.75 million. Cabletron and Silver Lake determined the appropriate allocation of this aggregate consideration among the instruments issued to the strategic investors. Cabletron paid $588,000 to us as the portion of the aggregate consideration allocated to the purchase rights and the warrants issued or to be issued by us.

                                STOCK OWNERSHIP

   The following table sets forth information regarding the beneficial ownership of our common stock and Series B convertible preferred stock as of December 31, 2001 for (i) each person known by us to own beneficially more than five percent of either class of stock; (ii) each director and executive officer listed in the summary compensation table; and (iii) all directors and executive officers as a group. None of our directors or officers own any shares of our Series B convertible preferred stock. The percentage of beneficial ownership for the following table is based on 13,866,432 shares of our common stock outstanding on December 31, 2001, assuming conversion of all outstanding Series A convertible preferred stock into common stock as of such date, and 785,556 shares of our Series B convertible preferred stock outstanding on December 31, 2001. This table does not take into account any shares of our common stock that the individuals and entities listed below will receive in the distribution of our shares by Enterasys due to their ownership of Enterasys common or preferred stock.


   Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The mailing address of each of Messrs. Skubisz, Crowell, Kirkpatrick, Reibel, Benson, Garvey and Kinnear is c/o Aprisma Management Technologies, Inc., 121 Technology Drive, Durham, New Hampshire 03824. The address of Mr. Luetkemeyer is 22 East Riverside Drive, Jupiter, Florida 33469. The address of Enterasys is 35 Industrial Way, Rochester, New Hampshire 03867. The address of each of Silver Lake Technology Associates, L.L.C. and Silver Lake Technology Management, L.L.C. is 2725 Sand Hill Road, Menlo Park, California 94025. The address of each of Integral Capital Management V, LLC and ICP Management V, L.L.C. is 2750 Sand Hill Road, Menlo Park, California 94025.

   The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of our stock that the stockholder has sole or shared voting or investment power and any shares of our stock that the stockholder has a right to acquire within sixty (60) days after December 31, 2001 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding class of stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of the applicable class of stock.


                                                         Number of
                                                           Shares
                                                        Beneficially Percent of
Name of Beneficial Owner               Class of Stock      Owned       Class
------------------------             ------------------ ------------ ----------
Executive Officers and Directors
 Michael Skubisz(1)................        Common           122,174       *
 Christopher Crowell(2)............        Common            47,966       *
 David Kirkpatrick(3)..............        Common            88,889       *
 Michael Luetkemeyer(4)............        Common               --        *
 David Reibel......................        Common               --        *
 Craig Benson......................        Common               --        *
 Neil Garvey.......................        Common               --        *
 George Kinnear....................        Common               --        *
Executive Officers and Directors as
 a Group (8 persons)...............        Common           259,029     1.8
Five Percent Stockholders
 Enterasys Networks, Inc.(5).......        Common        13,866,432     100
 Silver Lake Technology Associates,
  L.L.C.(6) .......................        Common         1,248,387     8.3
 Silver Lake Technology Management,
  L.L.C.(6)........................        Common         1,248,387     8.3
 Integral Capital Management V,
  LLC(6)...........................        Common         1,248,387     8.3
 ICP Management V, LLC(6)..........        Common         1,248,387     8.3
 CPQ Holdings, Inc.................  Series B Preferred     785,556     100

--------
 * Less than one percent

(1) Includes 116,666 shares of common stock subject to options outstanding and exercisable within sixty (60) days after December 31, 2001, assuming the distribution of our shares occurs within that time frame, and 5,508 shares of common stock subject to options we are obligated to issue to Mr. Skubisz upon the distribution of our common stock by Enterasys, assuming a record and distribution date for the distribution of December 31, 2001.
(2) Includes 45,938 shares of common stock subject to options outstanding and exercisable within sixty (60) days after December 31, 2001, assuming the distribution of our shares occurs within that time frame, and 2,028 shares of common stock subject to options we are obligated to issue to Mr. Crowell upon the distribution of our common stock by Enterasys, assuming a record and distribution date for the distribution of December 31, 2001.

(3) Represents 88,889 shares of common stock subject to options outstanding and exercisable within sixty (60) days after December 31, 2001, assuming the distribution of our shares occurs within that time frame.

(4)  Mr. Luetkemeyer's employment with us ended in September 2001.

(5) The shares of our common stock reported as beneficially owned by Enterasys were held of record by Aprisma Holding, Inc., a wholly-owned subsidiary of Enterasys. Enterasys will hold these shares directly immediately prior to the distribution.


(6) As of December 31, 2001, Silver Lake Partners, L.P. held rights to purchase 678,312 shares of our common stock, and Silver Lake Investors, L.P. held rights to purchase 19,516 shares of our common stock. Upon the distribution of our common stock by Enterasys, assuming a record and distribution date of December 31, 2001, we are obligated to issue warrants to purchase 450,216 additional shares of our common stock to Silver Lake Partners, L.P. and warrants to purchase 12,953 additional shares of our common stock to Silver Lake Investors, L.P. Silver Lake Technology Associates, L.L.C. is the sole general partner of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. and, under the limited partnership agreements of Silver Lake Partners, L.P. and Silver Lake Investors, L.P., exercises all voting and dispositive power relating to securities owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Technology Associates, L.L.C. may be considered to beneficially own the shares of our common stock beneficially owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P.


  Integral Capital Partners SLP, LLC, Glenn H. Hutchins, James A. Davidson and David J. Roux are the managing members of Silver Lake Technology Associates, L.L.C., and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P., although they disclaim this beneficial ownership.

  As of December 31, 2001, Silver Lake Technology Investors, L.L.C. held rights to purchase 15,008 shares of our common stock. Upon the distribution of our common stock by Enterasys, assuming a record and distribution date of December 31, 2001, we are obligated to issue warrants to purchase 9,961 additional shares of our common stock to Silver Lake Technology Investors, L.L.C. Silver Lake Technology Management, L.L.C. is the sole manager of Silver Lake Technology Investors, L.L.C. and, under the limited liability company agreement of Silver Lake Technology Investors, L.L.C., exercises all voting and dispositive power relating to securities owned by Silver Lake Technology Investors, L.L.C. Silver Lake Technology Management, L.L.C. may be considered to beneficially own the shares of our common stock beneficially owned by Silver Lake Technology Investors, L.L.C.


  Integral Capital Partners SLP, LLC, Glenn H. Hutchins, James A. Davidson and David J. Roux also are the managing members of Silver Lake Technology Management, L.L.C. and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Silver Lake Technology Investors, L.L.C., although they disclaim this beneficial ownership.

  As of December 31, 2001, Integral Capital Partners V, L.P. held rights to purchase 37,074 shares of our common stock, and Integral Capital Partners V Side Fund, L.P. held rights to purchase 445 shares of our common stock. Upon the distribution of our common stock by Enterasys, assuming a record and distribution date of December 31, 2001, we are obligated to issue warrants to purchase 24,606 additional shares of our common stock to Integral Capital Partners V, L.P. and warrants to purchase 296 additional shares of our common stock to Integral Capital Partners V Side Fund, L.P. Integral Capital Management V, LLC is the sole general partner of Integral Capital Partners V, L.P. and, under the limited partnership agreement of Integral Capital Partners V, L.P., exercises all voting and dispositive power relating to securities owned by it. Integral Capital Management V, LLC may be considered to beneficially own the shares of our common stock beneficially owned by Integral Capital Partners V, L.P.

  ICP Management V, LLC is the sole general partner of Integral Capital Partners V Side Fund, L.P. and, under the limited partnership agreement of Integral Capital Partners V Side Fund, L.P., exercises all voting and dispositive power relating to securities owned by it. ICP Management V, LLC may be considered to beneficially own any shares of our common stock beneficially owned by Integral Capital Partners V Side Fund, L.P.

  Pamela K. Hagenah, Glen T. Kacher, Roger B. McNamee, John A. Powell and Neil R. Strumingher are the managing members of Integral Capital Management V, LLC and ICP Management V, LLC and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Integral Capital Partners V, L.P. and Integral Capital Partners V Side Fund, L.P., although they disclaim this beneficial ownership.

  Pamela K. Hagenah, Roger B. McNamee and John A. Powell are the managing members of Integral Capital Partners NBT, LLC, which is the managing member of Integral Capital Partners SLP, LLC, which, is a managing member of Silver Lake Technology Associates, L.L.C. and Silver Lake Technology Management, L.L.C. and may be considered to share beneficial ownership of shares of our common stock beneficially owned by Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C., although they disclaim this beneficial ownership.

  Based upon these relationships, Silver Lake Technology Associates, L.L.C., Silver Lake Technology Management, L.L.C., Integral Capital Management V, LLC and ICP Management V, LLC may be considered to share beneficial ownership of the shares of our common stock beneficially owned by each of them, although they disclaim this beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon the distribution of our common stock by Enterasys, we will be authorized to issue 60,000,000 shares of common stock, $0.01 par value per share, 2,000,000 shares of undesignated preferred stock, $0.01 par value per share, and 785,556 shares of Series B convertible perferred stock, $.01 par value per share. Following is a description of the material terms of our capital stock. This description does not contain all of the terms that may be relevant to you and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws, which we have included as exhibits to our registration statement on Form 10, which incorporates this information statement by reference.

Common Stock

   As of December 31, 2001, there were 333 shares of our common stock outstanding, held of record only by Enterasys. In addition, as of December 31, 2001, there were 3,189,122 shares of our common stock reserved for issuance upon exercise of options granted by our board of directors prior to that date, and 780,714 shares of our common stock reserved for issuance upon exercise of outstanding rights to purchase our common stock held by the strategic investors. Upon the distribution of our common stock by Enterasys, we are obligated to issue warrants to purchase additional shares of our common stock to the strategic investors. If the record and distribution date for the distribution of our common stock by Enterasys had been December 31, 2001, these warrants would entitle the strategic investors to purchase an additional 499,186 shares of our common stock. Additionally, upon the distribution of our common stock by Enterasys, we are obligated to issue options to purchase our common stock to our employees and other individuals who hold a type of option to purchase Enterasys common stock. If the record and distribution date for the distribution of our common stock by Enterasys had been December 31, 2001, these options would entitle our employees and other individuals who hold these options to purchase not more than 100,000 shares of our common stock. Upon completion of the distribution, there will be 13,866,432 shares of our common stock outstanding, assuming no exercise of these options, rights and warrants and the conversion of all outstanding shares of Series A convertible preferred stock into common stock immediately prior to the distribution.


   Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock will receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   As of December 31, 2001, there were 38,491,222 shares of our Series A convertible preferred stock and 785,556 shares of our Series B convertible preferred stock outstanding. We issued 3,107,077 additional shares of our Series A convertible preferred stock to Enterasys in connection with the formation of Aprisma LLC and related transactions. Prior to the distribution of our common stock by Enterasys, all outstanding shares of Series A convertible preferred stock will convert into 13,866,099 shares of common stock. Following the distribution, our board of directors will have authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the distribution.

   Following the distribution of our common stock by Enterasys, 785,556 shares of our Series B convertible preferred stock will remain outstanding. The Series B convertible preferred stock ranks prior to all classes or series of our common stock with respect to dividend rights and rights on liquidation, dissolution and winding up. The Series B convertible preferred stock is entitled to dividends only if declared by our Board of Directors, and no dividend may be declared or paid on the common stock unless an equivalent dividend is declared and paid on the Series B convertible preferred stock. In the event of a liquidation, holders of Series B convertible preferred stock are entitled to receive $7.00 for each share, plus all declared and unpaid dividends. A liquidation is deemed to occur if there is any voluntary or involuntary liquidation, dissolution or winding up of us, if we merge into or with another company, other than one in which the holders of our capital stock immediately prior to the merger continue to hold, directly or indirectly, more than 50% of the voting power of the capital stock of the surviving corporation, or if we sell all or substantially all of our assets.


   We may redeem the Series B convertible preferred stock at a per share redemption price of $7.00 plus an amount equal to an annual return of 8% simple interest if an underwritten firm commitment public offering of shares of common stock has not occurred prior to November 20, 2002. Each three shares of Series B convertible preferred stock are convertible at the option of the holder at any time, unless previously redeemed, into one share of common stock, subject to adjustment for events which affect our capital stock, such as stock splits, combinations and other similar recapitalization events. The Series B convertible preferred stock will automatically convert into common stock at the then applicable conversion rate upon the closing of an underwritten firm commitment public offering of shares of our common stock.


   Series B convertible preferred stock carries voting rights equivalent to the number of shares of our common stock which would be received upon conversion. In addition, we cannot alter or change the rights of the Series B convertible preferred stock, increase or decrease (other than by conversion) the total number of authorized shares of Series B convertible preferred stock, or issue any additional such shares, or amend, alter or repeal any provision of our certificate of incorporation so as to adversely affect the preferences, rights or powers of the Series B convertible preferred stock without the written consent or vote of the holders of 66% of the outstanding shares of Series B convertible preferred stock.

Purchase Rights and Warrants

   The strategic investors hold rights to purchase shares of our common stock and will receive warrants to purchase additional shares of our common stock upon a distribution of our shares by Enterasys. These rights are described under "Transactions With The Strategic Investors."

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

   There are certain provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions are summarized in the following paragraphs.

   Classified Board of Directors. Our board of directors will be divided into three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. Our by-laws provide that directors may be removed only for valid reasons by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote in the election of directors. Under our by-laws, a vacancy on the board of directors may only be filled by vote of a majority of the directors then in office, unless the vacancy was created by an expansion of the board. Only our board of directors may expand the board. The classification of the board of directors and the limitations on removing directors and filling vacancies could make it more difficult for a third party to acquire control or discourage a third party from acquiring control of us.

   Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation does not provide our stockholders with the ability to act by written consent. Our by-laws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. These provisions could have the effect of delaying, until the next annual meeting of stockholders, those actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even after acquiring a majority of our outstanding voting securities, would only be able to take action as a stockholder, such as electing new directors or approving a merger, at an appropriately called meeting of stockholders and not by written consent.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their intent to do so in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. If an annual meeting is called for a date that is not within 30 days before or after the anniversary date, to be timely, we must receive notice from the stockholder no later than the tenth day following the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred earlier. Our by-laws also specify requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized But Unissued Shares. Authorized but unissued shares of our common stock and preferred stock are available for future issuance without approval of our holders of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult to or discourage an attempt to obtain control of us through a proxy contest, tender offer, merger or otherwise.

   Amendments; Supermajority Vote Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares of capital stock entitled to vote on any matter is required to amend the certificate of incorporation or by-laws of a corporation, unless the certificate of incorporation or by-laws of that corporation, as the case may be, requires a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of provisions of our certificate of incorporation relating to the classified board of directors and the ability of our stockholders to take action by written consent, as well as in connection with the amendment of any provision of our by-laws. Our certificate of incorporation imposes supermajority vote requirements in connection with our obligation to indemnify our officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

   Section 203 Business Combinations. We are subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, this statue prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to stated exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of such status did own, fifteen percent (15%) or more of the voting stock of the corporation, other than interested stockholders prior to the time our common stock was traded on the Nasdaq National Market. This provision may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. Although we are permitted to "opt out" of this provision if we comply with certain corporate procedures, including stockholder approval, we have not chosen to do so.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Trading of Our Common Stock

   We expect that our shares of common stock will be traded on the Nasdaq National Market under the symbol "APRM" following the distribution of our common stock by Enterasys, provided we have established that our common stock will trade above the minimum bid price requirement of the Nasdaq National Market through when-issued trading or otherwise.


                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form 10, including exhibits and schedules, under the Securities and Exchange Act with respect to the shares of our common stock to be distributed by Enterasys to its stockholders. This information statement, which is incorporated by reference into our registration statement on Form 10, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. If a contract, agreement or other document has been filed as an exhibit to the registration statement, you may wish to review the complete version of each such contract, agreement or other document filed as an exhibit to the registration statement. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facility of the Securities and Exchange Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549.


   You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement on Form 10, will also be available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

                               Table of Contents


                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets--February 29, 2000, March 3, 2001 and
   December 1, 2001 (Unaudited) .......................................... F-3

  Consolidated Statements of Operations--Years ended February 28, 1999,
   February 29, 2000 and March 3, 2001, and nine months ended December 2,
   2000 (Unaudited) and December 1, 2001 (Unaudited)...................... F-4

  Consolidated Statements of Stockholders' Equity--Years ended February
   28, 1999, February 29, 2000 and March 3, 2001, and nine months ended
   December 1, 2001 (Unaudited)........................................... F-5

  Consolidated Statements of Cash Flows--Years ended February 28, 1999,
   February 29, 2000 and March 3, 2001, and nine months ended December 2,
   2000 (Unaudited) and December 1, 2001 (Unaudited)...................... F-6

  Notes to Consolidated Financial Statements.............................. F-7

Financial Statement Schedule:

  Schedule I--Valuation and Qualifying Accounts for the years ended
   February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 1, 2001 (Unaudited).............................. S-1

                          Independent Auditors' Report

The Board of Directors of
Aprisma Management Technologies, Inc. and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Aprisma Management Technologies, Inc. and subsidiaries (the "Company") as of February 29, 2000 and March 3, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 29, 2000 and March 3, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

   Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



/s/ KPMG LLP

Boston, Massachusetts
March 28, 2001, except as
 to Note 16, which is as of January 8, 2002

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

                          Consolidated Balance Sheets
             February 29, 2000, March 3, 2001 and December 1, 2001
                       (In thousands, except share data)

                                                                    Pro Forma
                                                                  Stockholders'
                                                                  Equity as of
                                 February 29, March 3,  Dec. 1,      Dec. 1,
                                     2000       2001      2001        2001
                                 ------------ --------  --------  -------------
                                                             (unaudited)
             Assets
Current assets:
  Cash and cash equivalents.....   $    --    $ 90,925  $ 42,337
  Short-term marketable
   securities...................        --         --      8,972
  Accounts receivable, net of
   allowance for doubtful
   accounts ($579, $1,779 and
   $1,476 at February 29, 2000,
   March 3, 2001 and December 1,
   2001, respectively)..........      8,005     14,732    13,278
  Inventory.....................        259        272        72
  Prepaid expenses..............      1,533      1,915     6,133
                                   --------   --------  --------
    Total current assets........      9,797    107,844    70,792
Long-term investments...........        --         --      2,730
Long-term marketable
 securities.....................        --         --     29,742
Property and equipment, net.....      3,845      3,571     5,538
                                   --------   --------  --------
    Total assets................   $ 13,642   $111,415  $108,802
                                   ========   ========  ========
 Liabilities and Stockholders'
             Equity
Current liabilities:
  Accounts payable..............   $    --    $  4,140  $  2,710
  Deferred revenue..............     33,102     16,713    14,365
  Accrued expenses..............      2,244      4,418     3,282
                                   --------   --------  --------
    Total current liabilities...     35,346     25,271    20,357
                                   --------   --------  --------
Commitments and contingencies


Stockholders' equity:
  Series A Convertible Preferred
   Stock, $.01 par value; no
   shares authorized, issued or
   outstanding at February 29,
   2000 and pro forma;
   38,491,222 shares authorized,
   issued and outstanding at
   March 3, 2001 and December 1,
   2001 (liquidation preference
   of $269,439).................        --         385       385         --
  Series B Convertible Preferred
   Stock, $.01 par value; no
   shares authorized, issued or
   outstanding at February 29,
   2000; 785,556 shares
   authorized, issued and
   outstanding at March 3, 2001,
   December 1, 2001 and pro
   forma (liquidation preference
   of $5,499)...................        --           8         8           8
  Undesignated Preferred Stock,
   $.01 par value; no shares
   authorized, issued or
   outstanding at February 29,
   2000, March 3, 2001 and
   December 1, 2001; 2,000,000
   shares authorized, no shares
   issued or outstanding pro
   forma........................        --         --        --          --
  Common stock, $.01 par value;
   53,444,777 shares authorized,
   333 shares issued and
   outstanding at February 29,
   2000, March 3, 2001 and
   December 1, 2001; 60,000,000
   shares authorized, 12,830,740
   shares issued and outstanding
   pro forma....................        --         --        --          128
  Additional paid-in capital....        --      93,289    93,289      93,546
  Accumulated deficit...........        --      (7,617)   (6,692)     (6,692)
  Enterasys Networks, Inc.
   deficit......................    (21,783)       --        --          --
  Accumulated other
   comprehensive income.........         79         79     1,455       1,455
                                   --------   --------  --------    --------
    Total stockholders' equity..    (21,704)    86,144    88,445      88,445
                                   --------   --------  --------    --------
    Total liabilities and
     stockholders' equity.......   $ 13,642   $111,415  $108,802    $108,802
                                   ========   ========  ========    ========

          See accompanying notes to consolidated financial statements.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

                     Consolidated Statements of Operations
      Years ended February 28, 1999, February 29, 2000 and March 3, 2001,
          and nine months ended December 2, 2000 and December 1, 2001
                (In thousands, except share and per share data)

                                                                   Nine months
                                      Years ended                     ended
                          -----------------------------------  --------------------
                          February 28, February 29, March 3,   Dec. 2,    Dec. 1,
                              1999         2000       2001       2000       2001
                          ------------ ------------ ---------  --------  ----------
                                                                   (unaudited)
Revenue:
 License................   $  23,219     $ 30,450   $  41,830  $ 30,886  $   27,227
 License-related party..         --           --        4,789     1,672       6,950
 Maintenance and
  services..............      19,390       24,297      25,222    19,546      20,802
 Maintenance and
  services-related
  party.................         --           --        2,229        50       4,185
                           ---------     --------   ---------  --------  ----------
 Total revenue..........      42,609       54,747      74,070    52,154      59,164
                           ---------     --------   ---------  --------  ----------
Cost of revenue:
 License................       7,559        8,675      13,544    10,242       5,598
 Maintenance and
  services..............       5,888        9,094       9,470     6,661       8,726
                           ---------     --------   ---------  --------  ----------
 Total cost of revenue..      13,447       17,769      23,014    16,903      14,324
                           ---------     --------   ---------  --------  ----------
 Gross profit...........      29,162       36,978      51,056    35,251      44,840
                           ---------     --------   ---------  --------  ----------
Operating expenses:
 Research and
  development...........      24,364       20,916      18,796    14,614      11,136
 Selling and marketing..      14,704       16,825      27,269    19,102      25,668
 General and
  administrative .......       4,563        7,656      14,700    10,947       7,878
 Stock-based
  compensation--general
  and administrative....         --           --        4,226     4,226         --
 Special charges........         --           --        1,094       608       1,110
                           ---------     --------   ---------  --------  ----------
 Total operating
  expenses..............      43,631       45,397      66,085    49,497      45,792
                           ---------     --------   ---------  --------  ----------
 Operating loss.........     (14,469)      (8,419)    (15,029)  (14,246)       (952)
 Interest income........         --           --        3,058     2,098       2,764
 Loss on impairment of
  investments...........         --           --          --        --         (648)
 Other expense, net.....         (85)         (95)        (19)      (19)       (134)
                           ---------     --------   ---------  --------  ----------
 Income (loss) before
  income taxes..........     (14,554)      (8,514)    (11,990)  (12,167)      1,030
 Provision for income
  taxes.................         --           --          --        --          105
                           ---------     --------   ---------  --------  ----------
 Net income (loss)......   $ (14,554)    $ (8,514)  $ (11,990) $(12,167) $      925
                           =========     ========   =========  ========  ==========
Net income (loss) per
 share:
 Basic..................                            $ (36,006)           $    2,778
                                                    =========            ==========
 Diluted................                            $ (36,006)           $     0.07
                                                    =========            ==========
Weighted average number
 of shares outstanding:
 Basic..................                                  333                   333
                                                    =========            ==========
 Diluted................                                  333            13,129,050
                                                    =========            ==========
Unaudited pro forma net
 income (loss) per
 share:
 Basic and diluted......                            $   (1.82)           $     0.07
                                                    =========            ==========
Unaudited pro forma
 weighted average number
 of shares outstanding:
 Basic..................                            6,573,719            12,930,740
                                                    =========            ==========
 Diluted................                            6,573,719            13,129,050
                                                    =========            ==========

          See accompanying notes to consolidated financial statements.

            APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                  (A Subsidiary of Enterasys Networks, Inc.)

                Consolidated Statements of Stockholders' Equity
 Years ended February 28, 1999, February 29, 2000 and March 3, 2001, and nine months ended December 1, 2001
                       (In thousands, except share data)

                                        Series B
                       Series A       Convertible
                      Convertible      Preferred                                         Enterasys   Accumulated
                    Preferred Stock      Stock      Common Stock  Additional             Networks,      other         Total
                   ----------------- -------------- -------------  paid-in   Accumulated   Inc.     comprehensive stockholders'
                     Shares   Amount Shares  Amount Shares Amount  capital     deficit    deficit      income        equity
                   ---------- ------ ------- ------ ------ ------ ---------- ----------- ---------  ------------- -------------
Balances,
February 28,
1998.............         --  $ --       --   $--    --     $--       $--      $   --    $ 10,279      $   35       $ 10,314
                                                                               -------   --------      ------       --------
Components of
comprehensive
income:
 Net loss........                                                                         (14,554)                   (14,554)
 Effect of
 foreign currency
 translation.....                                                                             --           69             69
                                                                               -------   --------      ------       --------
 Total
 comprehensive
 income..........                                                                  --     (14,554)         69        (14,485)
Net transfers
from Enterasys
Networks, Inc....                                                                           6,629                      6,629
                   ---------- -----  -------  ----   ---    ----   -------     -------   --------      ------       --------
Balances,
February 28,
1999.............         --    --       --    --    --      --        --          --       2,354         104          2,458
                                                                               -------   --------      ------       --------
Components of
comprehensive
income (loss):
 Net loss........                                                                          (8,514)        --          (8,514)
 Effect of
 foreign currency
 translation.....                                                                             --          (25)           (25)
                                                                               -------   --------      ------       --------
 Total
 comprehensive
 income (loss)...                                                                  --      (8,514)        (25)        (8,539)
Issuance of
common stock.....                                    333     --                                                          --
Net transfers to
Enterasys
Networks, Inc....                                                                         (15,623)                   (15,623)
                   ---------- -----  -------  ----   ---    ----   -------     -------   --------      ------       --------
Balances,
February 29,
2000.............         --    --       --    --    333     --        --          --     (21,783)         79        (21,704)
                                                                               -------   --------      ------       --------
Components of
comprehensive
income:
 Net loss........                                                               (7,617)    (4,373)                   (11,990)
 Effect of
 foreign currency
 translation.....                                                                                         --             --
                                                                               -------   --------      ------       --------
 Total
 comprehensive
 income..........                                                               (7,617)    (4,373)                   (11,990)
Issuance of
securities to
strategic
investors........                                                      588                                               588
Compensation for
stock option
grants to non-
employees........                                                    4,226                                             4,226
Issuance of
Series B
Preferred Stock..                    785,556     8                  13,992                                            14,000
Net transfers
from Enterasys
Networks, Inc....                                                                         101,024                    101,024
Issuance of
Series A
Preferred Stock..  38,491,222   385                                 74,483                (74,868)                       --
                   ---------- -----  -------  ----   ---    ----   -------     -------   --------      ------       --------
Balances, March
3, 2001..........  38,491,222   385  785,556     8   333     --     93,289      (7,617)       --           79         86,144
                                                                               -------   --------      ------       --------
Components of
comprehensive
income
(unaudited):
 Net income......                                                                  925                                   925
 Unrealized gain
 on marketable
 securities......                                                                                       1,372          1,372
 Effect of
 foreign currency
 translation.....                                                                                           4              4
                                                                               -------   --------      ------       --------
 Total
 comprehensive
 income..........                                                                  925        --        1,376          2,301
                   ---------- -----  -------  ----   ---    ----   -------     -------   --------      ------       --------
Balances,
December 1, 2001
(unaudited)......  38,491,222 $ 385  785,556  $  8   333    $--    $93,289     $(6,692)  $    --       $1,455       $ 88,445
                   ========== =====  =======  ====   ===    ====   =======     =======   ========      ======       ========

         See accompanying notes to consolidated financial statements.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

                     Consolidated Statements of Cash Flows
      Years ended February 28, 1999, February 29, 2000 and March 3, 2001,
          and nine months ended December 2, 2000 and December 1, 2001
                                 (In thousands)

                                                               Nine months
                                    Years ended                   ended
                         ----------------------------------  -----------------
                         February 28, February 29, March 3,  Dec. 2,   Dec. 1,
                             1999         2000       2001      2000      2001
                         ------------ ------------ --------  --------  -------
                                                               (unaudited)
Cash flows from
 operating activities:
 Net income (loss).....    $(14,554)    $ (8,514)  $(11,990) $(12,167) $   925
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation..........       3,135        2,108      2,499     1,921    1,689
 Provision for losses
  on notes and accounts
  receivable...........         631          636      1,310       398      593
 Loss on disposals and
  impairment of
  property and
  equipment............         --           --         305       --       --
 Stock-based
  compensation.........         --           --       4,226     4,226      --
 Long-term investment
  received as
  consideration for
  product sale.........         --           --         --        --      (542)
 Loss on impairment of
  minority
  investments..........         --           --         --        --       648
 Changes in assets and
  liabilities:
  Accounts receivable..         407        1,835     (8,038)   (1,684)     973
  Note receivable......         --           --         --        --      (756)
  Inventory............        (476)         382        (13)     (642)     200
  Prepaid expenses.....          12         (349)      (382)   (1,962)  (4,218)
  Accounts payable.....         --           --       4,141     2,867   (1,430)
  Deferred revenue.....       6,329       20,565    (16,389)  (19,588)  (2,348)
  Accrued expenses.....         (39)       1,305      2,174       427   (1,136)
                           --------     --------   --------  --------  -------
   Net cash provided by
    (used in) operating
    activities.........      (4,555)      17,968    (22,157)  (26,204)  (5,402)
                           --------     --------   --------  --------  -------
Cash flows from
 investing activities:
 Purchase of marketable
  securities...........         --           --         --        --   (37,342)
 Purchase of minority
  investments..........         --           --         --        --    (2,188)
 Purchases of property
  and equipment........      (2,074)      (2,345)    (2,530)   (1,918)  (3,656)
                           --------     --------   --------  --------  -------
   Net cash used in
    investing
    activities.........      (2,074)      (2,345)    (2,530)   (1,918) (43,186)
                           --------     --------   --------  --------  -------
Cash flows from
 financing activities:
 Net transfers from
  (to) Enterasys
  Networks, Inc........       6,629      (15,623)   101,024    93,142      --
 Proceeds from issuance
  of securities to
  strategic investors..         --           --         588       --       --
 Proceeds from issuance
  of Series B Preferred
  Stock................         --           --      14,000       --       --
                           --------     --------   --------  --------  -------
   Net cash provided by
    (used in) financing
    activities.........       6,629      (15,623)   115,612    93,142      --
                           --------     --------   --------  --------  -------
Net increase (decrease)
 in cash and cash
 equivalents...........         --           --      90,925    65,020  (48,588)
Cash and cash
 equivalents, at
 beginning of period...         --           --         --        --    90,925
                           --------     --------   --------  --------  -------
Cash and cash
 equivalents, at end of
 period................    $    --      $    --    $ 90,925  $ 65,020  $42,337
                           ========     ========   ========  ========  =======
Supplemental disclosure
 of cash flow
 information:
 Cash paid during year
  for income taxes.....         --           --         --        --       105

          See accompanying notes to consolidated financial statements.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

(1) Business Operations

   The Company is a leading provider of service assurance software that enables enterprises and service providers to increase the performance, availability and security of their information technology infrastructure. On February 10, 2000, Enterasys Networks, Inc. ("Enterasys", formerly known as Cabletron Systems, Inc.) announced its plan to create an independent company, Aprisma Management Technologies, Inc. (the "Company" or "Aprisma"), comprised of Enterasys' infrastructure management software business. Enterasys has also announced that it plans, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of the Company's common stock owned by Enterasys to its stockholders at some future date (the "Distribution") based on a distribution ratio determined prior to the Distribution.

   On June 3, 2000 (the "Contribution Date"), Enterasys, the Company and certain related parties entered into a Transformation Agreement, and Enterasys and the Company entered into an Asset Contribution Agreement. In accordance with the Transformation Agreement, Enterasys transferred to the Company the Enterasys-owned assets and liabilities which related primarily to the Company's business (the "Contribution"). In addition, Enterasys contributed cash to the Company such that the Company's net working capital, assuming the Contribution occurred on June 3, 2000, was $60,000. As of June 3, 2000, the Company reported a negative working capital of $18,014. Accordingly, Enterasys contributed $78,014 of cash to the Company. As a result of the above contributions, Enterasys received as consideration 38,491,222 shares of Series A convertible preferred stock ("Series A").

   The closings of the transactions contemplated by the Transformation Agreement and Asset Contribution Agreement described above occurred on August 28, 2000.

   On August 6, 2001, Enterasys, then a Cabletron subsidiary, merged into Cabletron. The surviving corporation in the merger was renamed Enterasys Networks, Inc. There are references to "Enterasys" and "Cabletron" throughout these footnotes. "Enterasys" refers to Cabletron prior to the merger of Enterasys into Cabletron and to the Enterasys-Cabletron merged entity following this merger, except in certain limited instances where "Cabletron" is used to refer to Cabletron prior to the merger.

   The accompanying financial statements reflect the historical basis of the Enterasys-owned assets and liabilities which were transferred to the Company as part of the Contribution. As of December 1, 2001, Enterasys' ownership interest in the Company consisted of all of the outstanding shares of common stock and Series A.

(2) Summary of Significant Accounting Policies

 (a) Basis of Presentation

   The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Aprisma business during each respective period. The financial statements have been prepared using Enterasys' historical bases in the assets and liabilities and the historical results of operations of Aprisma. Enterasys deficit represents Enterasys' net investment in Aprisma, after giving effect to the net loss of Aprisma, plus net cash transfers and other transfers to and from Aprisma. The financial statements also include the accounts of the Company's wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The consolidated financial statements include allocations of certain Enterasys revenue and expenses. Revenue for the years ended February 28, 1999 and February 29, 2000, and the six months ended September 2, 2000 includes sales from products designated as relating to Aprisma's business pursuant to the Transformation Agreement. These products consisted primarily of the Company's SPECTRUM service assurance management software and related third-party software. Revenue for these years also includes an allocation of service and maintenance revenue attributable to Aprisma software.

   Allocated expenses include centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, advertising, sales, marketing, engineering and other Enterasys corporate services and infrastructure costs.

   All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Enterasys' management believe to be reasonable reflections of the cost of services provided to or benefit received by Aprisma. Allocations are based on headcount, revenue, square footage, usage and other appropriate methods. However, these financial statements do not necessarily indicate the financial position or results of operations that would have occurred if the Company had been a stand-alone entity on the dates indicated. See Note 13 for detailed explanations regarding transactions with related parties.

   On January 8, 2002, the Company effected a one-for-three reverse stock split of its common stock (the "Reverse Stock Split"). All common share and per share data in these consolidated financial statements and related footnotes have been retroactively restated to reflect the Reverse Stock Split.

 (b) Pro Forma Stockholders' Equity

   The Company's outstanding shares of Series A and Series B convertible preferred stock are convertible into common stock at the election of the holder. The holder of all of the Company's Series A is expected to elect to convert its 38,491,222 shares of Series A into 12,830,407 shares of common stock prior to the Distribution. Unaudited pro forma Stockholders' Equity information has been prepared assuming this conversion.


 (c) Fiscal Year-End

   Prior to March 1, 2000, the Company's fiscal year ended on the last calendar day of February. Effective March 1, 2000, the Company changed its fiscal year to a 52-53 week year ending on the Saturday closest to the last calendar day in February. This change did not have a significant effect on financial results.

 (d) Cash and Cash Equivalents

   Enterasys manages the Company's cash and cash equivalents on a centralized basis. Prior to the Contribution Date, cash receipts associated with the Company's business were recorded by Enterasys on the Company's behalf and Enterasys funded the Company's disbursements. As a result, net cash transferred to Aprisma was recorded as a capital contribution and net cash transferred from Aprisma was recorded as a capital distribution.

   Enterasys continued to hold and administer the Company's cash and cash equivalents through July 2001 in accordance with a service agreement (See note
13). The Company had access to these funds on demand. Cash equivalents consist of all highly liquid investments with a maturity of 90 days or less.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


 (e) Marketable Equity Securities

   Marketable equity securities are classified as available for sale. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders' equity and comprehensive income. When a decline in market value is considered other than temporary, the loss is charged to the statement of operations.

 (f) Long-term Investments

   The Company's long-term investments are comprised of investments in privately-held companies, primarily in the start-up or development stages. Accordingly, such investments are recorded at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

 (g) Revenue Recognition

   The Company's revenue consists of software license, service and maintenance revenue. Software license and resold third-party software license revenue is recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions. Software license revenue is recognized upon delivery of the software provided that the customer has executed a contract that contains a fixed and determinable fee which management believes is collectible. If the contract contains significant implementation or customization services, recognition is delayed until these services have been completed. Service revenue such as training is recognized as the services are performed. Maintenance revenue is derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenue is recognized ratably over the term of the maintenance period, typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Revenue from contracts that include multiple elements is recognized based on the fair value of the elements as determined by Company specific objective evidence, as defined by SOP 97-2 and related interpretations, when the revenue recognition criteria of SOP 97-2 have been met for that element. Sales to customers in which the Company receives an equity instrument as consideration are recorded at the estimated fair value of the instrument received as determined by an independent appraisal or a recent cash equity transaction received by the customer from an unrelated third party. Deferred revenue is recognized into income when the above criteria have been met.

   The Company also sells products to distributors and customers under reseller and original equipment manufacturer relationships. The contracts with these customers have no right of return provisions. The Company recognizes revenue associated with these sales consistently with the policies discussed above.

 (h) Research and Development Costs

   Expenditures that are related to the development of new software, including significant improvements and refinements to existing software are expensed as incurred, unless they are required to be capitalized. Software development costs are required to be capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. The Company's current process for developing software is essentially completed concurrently with the establishment of technological feasibility. The Company has not capitalized any software development costs because amounts required to be capitalized have been immaterial.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


 (i) Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred.

   The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, on an ongoing basis, management reviews the value and period of amortization or depreciation of property and equipment. Management compares the carrying value of property and equipment to their undiscounted expected future cash flows to determine whether there has been an impairment of the value of such assets. When the comparison indicates that the carrying value of those assets is greater than the respective undiscounted cash flows, an impairment loss is recognized as the amount by which the carrying value exceeds the fair value of the assets, generally determined by use of the discounted cash flow method.

 (j) Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expense for the years ended February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 2, 2000 and December 1, 2001 were approximately $64, $230, $3,169, $2,435 and $1,559 respectively.

 (k) Stock-Based Compensation Plans

   As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Accordingly, no accounting recognition is given to stock options granted to employees of the Company at fair market value until they are exercised. Upon exercise, net proceeds, including income tax benefits realized, are credited to equity. The pro forma impact on earnings as if the fair value method had been applied has been disclosed in the notes to the financial statements as required by SFAS No. 123. Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

   In March 2000, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25 ("FIN 44"), which, in general, must be applied prospectively to new stock option awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occurred on or after July 1, 2000. The Company adopted FIN 44 effective July 1, 2000 with no impact on its financial position, results of operations, or related disclosures.

 (l) Income Taxes

   Aprisma's operating results historically have been included in Enterasys' consolidated U.S. and state income tax returns and in the tax returns of certain Enterasys foreign subsidiaries. The provision for income taxes in Aprisma's financial statements has been determined using the separate company return method. The Company has a tax sharing agreement with Enterasys as more fully discussed in notes 7 and 13.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

 (m) Historical and Unaudited Pro Forma Basic and Diluted Net Income (Loss) Per Share

   SFAS No. 128, Earnings Per Share, requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share for all periods presented. However, net loss per share has been omitted for fiscal years 1999 and 2000 as such information would not be meaningful. Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period plus additional weighted average common equivalent shares outstanding during the period, computed using the "if-converted method".

  Historical Basic and Diluted Net Income (Loss) Per Share

   For the year ended March 3, 2001, potential common equivalent shares have not been included in the computation of diluted loss per share as their effect would have been anti-dilutive due to the loss incurred.

   For the nine months ended December 1, 2001, Series A and Series B convertible preferred shares are dilutive potential common equivalent shares and, accordingly, have been included in the calculation of diluted net income per share on an if-converted basis as of the beginning of the period. Common stock options have also been included to the extent they were dilutive under the treasury stock method. All other potential common equivalent shares have not been included as their effect would have been anti-dilutive.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The reconciliation of the numerators and denominators of the historical basic and diluted net income (loss) per share are as follows:

                                                Year ended   Nine months ended
                                               March 3, 2001 December 1, 2001
                                               ------------- -----------------
                                                                (Unaudited)
   Numerator:
     Net income (loss)........................   $(11,990)      $      925
                                                 --------       ----------
   Denominator:
     Basic:
      Weighted average common shares
       outstanding............................        333              333
                                                 --------       ----------
     Basic net income (loss) per share........   $(36,006)      $    2,778
                                                 ========       ==========
     Diluted:
      Weighted average common shares
       outstanding............................        333              333
      Incremental shares from assumed
       conversion of stock options............        --            36,458
      Conversion of Series A..................        --        12,830,407
      Conversion of Series B..................        --           261,852
                                                 --------       ----------
      Weighted average number of diluted
       shares outstanding.....................        333       13,129,050
                                                 --------       ----------
     Diluted net income (loss) per share......   $(36,006)      $     0.07
                                                 ========       ==========

   Contingently issuable shares have not been included in the above calculations as their conditions for issuance have not been satisfied.

  Unaudited Pro Forma Basic and Diluted Net Income (Loss) Per Share

   The unaudited pro forma net income (loss) per share included in the accompanying statements of operations for the year ended March 3, 2001 and the nine months ended December 1, 2001 assumes conversion of Series A at a ratio of one share of common stock for every three shares of Series A as of the later of the beginning of each period or date of issuance using the if-converted method. In addition, for the nine months ended December 1, 2001, common stock options have been included in the diluted net income per share to the extent they were dilutive under the treasury stock method. Not included in the unaudited pro forma basic and diluted net income (loss) per share is any exercise of stock purchase rights, warrants, or options required to be issued upon the Distribution as their effect would have been anti-dilutive or information with respect to such securities will not be determined until the Distribution date.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The reconciliation of the numerators and denominators of the unaudited pro forma basic and diluted net income (loss) per share are as follows:

                                                                   Nine months
                                                      Year ended      ended
                                                     March 3, 2001 Dec. 1, 2001
                                                     ------------- ------------
   Numerator:
     Net income (loss).............................   $  (11,990)  $       925
                                                      ----------   -----------
   Denominator:
     Basic:
      Weighted average common shares outstanding...          333           333
      Assumed conversion of Series A at August 28,
       2000........................................    6,573,386    12,830,407
                                                      ----------   -----------
      Unaudited pro forma weighted average number
       of shares outstanding.......................    6,573,719    12,830,740
                                                      ----------   -----------
       Unaudited pro forma basic net income (loss)
        per share..................................   $    (1.82)  $      0.07
                                                      ==========   ===========
     Diluted:
      Weighted average common shares outstanding...          333           333
      Incremental shares from assumed conversion of
       stock options...............................          --         36,458
      Conversion of Series A at August 28, 2000....    6,573,386    12,830,407
      Conversion of Series B at December 6, 2000...          --        261,852
                                                      ----------   -----------
      Unaudited pro forma weighted average number
       of diluted shares outstanding...............    6,573,719    13,129,050
                                                      ----------   -----------
      Unaudited pro forma diluted net income (loss)
       per share...................................   $    (1.82)  $      0.07
                                                      ==========   ===========

   Contingently issuable shares have not been included in the above calculations as their conditions for issuance have not been satisfied.

   See notes 11, 14 and 16.

 (n) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates (See note 13).

 (o) Foreign Currency Translation and Transaction Gains and Losses

   The Company's international revenue is denominated in either U.S. dollars or local currencies. For those international subsidiaries which use their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

exchange rates during the reporting period. Resulting translation adjustments are reported in accumulated other comprehensive income, a component of stockholders' equity. Gains and losses resulting from currency transactions denominated in a currency other than the functional currency are included in income and have not been significant to the Company's operating results in any period presented.

 (p) New Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes the SEC's views on applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 did not have a significant impact on the Company's revenue recognition policy, financial position or results of operations.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities in the balance sheet at fair value.

   In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS Statement No. 133 ("SFAS 137"), which delayed the effective date of SFAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ("SFAS 138"), which will be adopted concurrently with SFAS 133. SFAS 138 amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and hedging activities and incorporates decisions made by the FASB related to the Derivatives Implementation Group process. The Company adopted SFAS 133 in the first quarter of fiscal 2002 without a material effect on the Company's operations or financial position.

   In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

   As of September 1, 2001, the Company had no goodwill or intangible assets that are affected by SFAS 142. Accordingly, the adoption of SFAS 141 and SFAS 142 will have no effect on the Company's financial position or results of operations.

   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under this statement, the liability is discounted and the accretion expense is recognized using the credit-adjusted risk free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that one accounting model, based on the framework established in SFAS No. 121, be used for long-lived assets to be disposed of. It also resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement are to be applied prospectively. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

 (q) Unaudited Interim Financial Information

   The consolidated financial statements as of December 1, 2001 and for the nine months ended December 1, 2001 and December 2, 2000, and the related footnote information are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim period have been included. Results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period.

(3) Prepaid Expenses

   Prepaid expenses consisted of the following:

                                                                           Dec.
                                                    February 29, March 3,   1,
                                                        2000       2001    2001
                                                    ------------ -------- ------
   Prepaid license fees............................    $  948     $  838  $3,438
   Prepaid maintenance.............................       113        739   1,287
   Prepaid construction costs......................       --         --    1,229
   Prepaid other...................................       472        338     179
                                                       ------     ------  ------
     Total.........................................    $1,533     $1,915  $6,133
                                                       ======     ======  ======

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


(4) Property and Equipment

   Property and equipment consisted of the following:

                                    February 29,  March   Dec. 1,   Estimated
                                        2000     3, 2001   2001    useful lives
                                    ------------ -------  -------  ------------
   Equipment.......................   $11,100    $10,179  $12,248   3-5 years
   Furniture and fixtures..........       225        248      283   5-7 years
   Leasehold improvements..........       --         --     1,184    10 years
                                      -------    -------  -------
                                       11,325     10,427   13,715
   Less accumulated depreciation...    (7,480)    (6,856)  (8,177)
                                      -------    -------  -------
                                      $ 3,845    $ 3,571  $ 5,538
                                      =======    =======  =======

   For the years ended February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 2, 2000 and December 1, 2001, depreciation expense was $3,135, $2,108, $2,499, $1,921 and $1,689, respectively.

   In the second quarter of fiscal 2001, the Company performed a physical count of its property and equipment. As a result of this process, the Company wrote off $3,117 of gross equipment and fixtures and related accumulated depreciation and recorded a loss of $305 for assets that could not be located and equipment that was idled and of no future use.

(5) Deferred Revenue

   Deferred revenue consisted of the following:

                                                   February 29,  March  Dec. 1,
                                                       2000     3, 2001  2001
                                                   ------------ ------- -------
   Compaq prepayment..............................   $20,286    $ 4,000 $   --
   Maintenance and service deferrals..............    12,611     10,988  12,303
   Software sales.................................       205      1,725   2,062
                                                     -------    ------- -------
     Total........................................   $33,102    $16,713 $14,365
                                                     =======    ======= =======

   The Compaq prepayment resulted from an October 1999 agreement between Enterasys and Compaq Computer Corporation ("Compaq") under which Compaq agreed to continue to act as a reseller of Enterasys hardware and software products, including Company products, over the subsequent two years. Pursuant to this agreement, Compaq issued $26,000 of prepaid purchase orders for Company product of which $5,634 was shipped in fiscal 2000 and $4,909 in fiscal 2001. On October 25, 2000, this agreement was modified to allow Compaq to purchase product from any Enterasys subsidiary with a restriction that they purchase $4,000 from Aprisma. Because of this arrangement, all but $4,000 of the remaining Compaq prepayment amount was reclassified to Enterasys with an offsetting credit to Enterasys Networks, Inc. deficit.

   Compaq also made a $14,000 equity investment in the Company on December 6, 2000 in return for 785,556 shares of Series B convertible preferred stock ("Series B"). The number of Series B shares issued by Aprisma was determined based on an agreement reached between Compaq and Aprisma in September 1999.
Note 14 provides a description of the rights and preferences of Series B.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


(6) Accrued Expenses

   Accrued expenses consisted of the following:

                                                                          Dec.
                                                   February 29, March 3,   1,
                                                       2000       2001    2001
                                                   ------------ -------- ------
   Accrued payroll and related expenses...........    $2,071     $3,573  $2,724
   Other..........................................       173        845     558
                                                      ------     ------  ------
     Total........................................    $2,244     $4,418  $3,282
                                                      ======     ======  ======

   During the year ended March 3, 2001, the Company recorded special charges of approximately $1,094 related primarily to shutting down a research and development facility in Mumbai, India. The special charges consisted of $195 related to asset impairments, $310 related to severance benefits and $589 related to exit costs. These charges reflect the exit costs of closing the Mumbai facility, the disposal of equipment and fixtures, and the reduction of 28 individuals from the Company's work force. During the nine months ended December 1, 2001, the Company completed the exit plan and recorded a benefit of $238 for the difference between its estimated cost of restructuring and the actual expenses incurred.

   During the nine months ended December 1, 2001, the Company recorded special charges of approximately $1,348 related to the restructuring of the Company's existing business. The special charges related primarily to severance benefits for 49 individuals. At December 1, 2001, the Company had completed this restructuring.

(7) Income Taxes

   No provision for federal or state income taxes has been recorded for the years ended February 28, 1999, February 29, 2000 or March 3, 2001 as the Company incurred net operating losses for each of those periods.

   The following is a reconciliation of the effective tax rates to the statutory federal tax rate:

                                                       Years ended
                                            ----------------------------------
                                            February 28, February 29, March 3,
                                                1999         2000       2001
                                            ------------ ------------ --------
   Statutory federal income tax (benefit)
    rate...................................    (35.0)%      (35.0)%    (35.0)%
   State income tax, net of federal tax
    benefit................................     (4.4)        (4.4)      (4.4)
   Research and experimental credit........     (1.4)        (3.6)      (3.7)
   Other...................................      0.0          0.6       (0.9)
   Stock-based compensation................      0.0          0.0       12.3
   Unbenefited losses......................     40.8         42.4       31.7
                                               -----        -----      -----
                                                 0.0%         0.0%       0.0%
                                               =====        =====      =====

   The Company's operating results have been included in Enterasys' consolidated U.S. and state income tax returns and in tax returns of certain Enterasys foreign subsidiaries. Enterasys has utilized, or is expected to utilize, a portion of the Company's net operating losses and research credits. Through the Transformation Date, no deferred tax benefit has been recognized for the net operating losses utilized by Enterasys because they will not be available to Aprisma, and, under the separate return method, Aprisma would not have been able to

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

recognize the tax benefit. Effective as of the Transformation Date, Enterasys is required to reimburse the Company for any tax losses attributable to the Company that are utilized by Enterasys and the Company is required to reimburse Enterasys for any tax liabilities attributable to the Company that are paid by Enterasys. For the period from the Transformation Date through March 3, 2001, Aprisma has received no reimbursement from Enterasys nor made any payments to Enterasys under this agreement. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of federal deferred tax assets (liabilities) are comprised of the following:

                                                          February 29, March 3,
                                                              2000       2001
                                                          ------------ --------
   Deferred tax assets:
     Accounts receivable.................................   $   108    $   501
     Accruals and other reserves.........................       644        695
     Loss carryforwards and income tax credits...........       --       1,867
     Deferred revenue....................................     6,158      1,400
     Depreciation and amortization.......................       109        166
                                                            -------    -------
       Total gross deferred tax assets...................     7,019      4,629
   Less valuation allowance..............................    (7,019)    (4,629)
                                                            -------    -------
       Net deferred tax assets...........................       --         --
                                                            -------    -------
   Deferred tax liabilities:
     Depreciation and amortization.......................       --         --
                                                            -------    -------
       Total gross deferred liabilities..................       --         --
                                                            -------    -------
       Net deferred tax assets...........................   $   --     $   --
                                                            =======    =======

   The valuation allowance increased by $6,938 and decreased by $2,390 during the years ended February 29, 2000 and March 3, 2001, respectively.

   As of March 3, 2001, the Company has $4,075 of net operating loss carryforwards which expire in fiscal year 2020. A portion of the net operating loss carryforwards for the year ended March 3, 2001 in the amount of $2,000 relates to the exercise of stock options which, when utilized, will be an increase to additional paid-in capital. As of March 3, 2001, the Company has $440 of tax credit carryforwards which expire in fiscal year 2020. The utilization of these loss carryforwards and credits are potentially limited pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the utilization of loss carryforwards and credits following an ownership change. An ownership change is generally defined as a change in more than 50 percent of the ownership of the company.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


(8) Financial Instruments and Concentration of Credit Risk

   The carrying amounts of trade and note receivables, and accounts payable approximate fair value because of the short maturity of these financial instruments. The carrying amount of the long-term investment approximates fair value as determined by recent cash transactions by third parties.

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's end-user customers include thinly capitalized start-up companies. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral or other security against trade receivable balances; however, it does maintain an allowance for potential credit losses and such losses have been within management's expectations.

   For the nine month period ended December 1, 2001, the Company's parent, Enterasys, and a subsidiary of Enterasys, Riverstone, accounted for 17.9% of the Company's revenue.

(9) Segment and Geographical Information

   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. To date, the chief operating decision maker has viewed the Company's operations as one segment, software sales and associated services. Revenue amounts are based on product shipment destination or the location that services are performed.

   Net revenue by geographic region follows:

                                                                   Nine months
                                         Years ended                  ended
                              ---------------------------------- ---------------
                              February 28, February 29, March 3, Dec. 2, Dec. 1,
                                  1999         2000       2001    2000    2001
                              ------------ ------------ -------- ------- -------
                                                                   (unaudited)
   Revenue from unaffiliated
    customers (trade):
    United States...........    $29,235      $40,169    $53,219  $39,752 $31,639
    Other North America.....      1,352          991      1,410    1,448   1,800
    Europe, Middle East and
     Africa.................      9,591       10,045      7,721    5,858   9,486
    Asia Pacific............      2,032        3,308      2,809    1,381   3,409
    Latin America...........        399          234      1,893    1,993   1,695
                                -------      -------    -------  ------- -------
    Total trade sales.......     42,609       54,747     67,052   50,432  48,029
   Revenue from related
    parties.................        --           --       7,018    1,722  11,135
                                -------      -------    -------  ------- -------
    Total revenue...........    $42,609      $54,747    $74,070  $52,154 $59,164
                                =======      =======    =======  ======= =======

   No country other than the United States accounted for more than 10% of total revenue during any period presented.

   Substantially all of the Company's assets are located in the United States.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


(10) Legal Proceedings

   Since October 24, 1997, nine shareholder class action lawsuits have been filed against Enterasys and certain officers and directors of Enterasys in the United States District Court for the District of New Hampshire. By order dated March 3, 1998 these lawsuits, which are similar in material respects, were consolidated into one class action lawsuit, captioned In re Enterasys Systems, Inc. Securities Litigation (C.A. No. 97-542-SD). The case has been transferred to the District of Rhode Island. The complaint alleges that Enterasys and certain of its officers and directors disseminated materially false and misleading information about Enterasys' operations and acted in violation of
Section 10(b) and Rule 10b-5 of the Exchange Act during the period between March 3, 1997 and December 2, 1997. The complaint further alleges that certain officers and directors profited from the dissemination of such misleading information by selling shares of the common stock of Enterasys during this period. The complaint does not specify the amount of damages sought on behalf of the class. In a ruling dated May 23, 2001, the district court dismissed this complaint with prejudice. The plaintiffs have appealed this ruling to the First Circuit Court of Appeals. If the plaintiffs were to prevail on appeal, and ultimately prevail on the merits of the case, Enterasys could be required to pay substantial damages.

   The Company has not assumed any liabilities from Enterasys with respect to this litigation. The Company has not been named as a defendant in this litigation and none of the Company's officers or directors is named as a defendant to this litigation. However, the plaintiffs might attempt to involve the Company in this litigation or might seek to have the Company pay damages in connection with this litigation if Enterasys has insufficient assets to cover such damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources. The payment of substantial legal costs or damages, or the diversion of the Company's management and other resources could have a material adverse effect on the Company's business, financial position or results of operations.

   The Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the financial position or results of operations of the Company.

(11) Stock Plans

 (a) Aprisma 2000 Equity Incentive Plan

   Aprisma's Board of Directors adopted, and its shareholders have approved, the Aprisma 2000 Equity Incentive Plan (the "2000 Plan"), which provides for the grant of awards to employees of the Company and to others providing services to the Company or its subsidiaries and affiliates, including Enterasys and its affiliates. Awards under the 2000 Plan may consist of stock options (incentive or nonstatutory), restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards, and loans and supplemental grants. A total of 5,466,666 shares of common stock have been reserved for issuance under the 2000 Plan. No participant may be granted options or stock appreciation rights in any calendar year with respect to more than 2,833,333 shares of common stock. Under the 2000 Plan, no more than 1,666,666 shares may be awarded to any participant as a stock-based performance award in any three-year period, and no more than $5,000 may be paid to any participant for any year under a cash performance award. The 2000 Plan is administered by Aprisma's Board of Directors or by a committee of the board, which determines the terms of awards subject to the terms of the 2000 Plan, subject to action by the compensation committee of the Board of Directors of Enterasys in the event of certain awards to executive officers of Enterasys.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The Company has granted stock options under the 2000 Plan that generally provide for provisional vesting of one-quarter of the options after one year (April 1, 2001 in the case of the initial grants) with monthly provisional vesting of the remainder over the next three years. Generally, vesting of these options, which have a maximum term of ten years, is not scheduled to occur earlier than at the end of four years (April 1, 2004 in the case of the initial grants) or, if earlier, upon a distribution by Enterasys of its shares of stock of the Company, to the extent of provisional vesting, or upon a sale or other change in control of the Company. In the event of a sale or other change in control of the Company, vesting would also accelerate by ten months. However, different vesting exercisability and acceleration provisions apply to options held by certain individuals.

   The exercise price of these options has been set at the estimated fair market value of the Company's stock on the date of grant, as determined by the Board of Directors. Upon termination of employment, the unvested portion of these options would terminate and the remainder would remain exercisable for up to ninety days, with special rules applicable in the case of death. Consistent with the terms of the 2000 Plan, the Company has also agreed that, upon a distribution by Enterasys to its shareholders of the Company stock owned by Enterasys, the Company will grant stock options to persons then holding certain Enterasys stock options as described in more detail below. The Company had not issued any stock options through February 29, 2000.

   The following table reflects activity and exercise prices of stock options under the 2000 Plan for the year ended March 3, 2001:

                                                     Number of  Weighted-average
                                                      shares     exercise price
                                                     ---------  ----------------
   Options outstanding, March 1, 2000...............       --        $  --
   Granted.......................................... 3,054,004        10.74
   Cancelled........................................  (351,260)       10.53
                                                     ---------
   Options, outstanding, March 3, 2001.............. 2,702,744       $10.77
                                                     =========       ======
   Options exercisable at March 3, 2001.............       --        $  --
                                                     =========       ======

   The following table summarizes information concerning currently outstanding Aprisma options as of March 3, 2001.

                                        Weighted-average
                                           remaining                                   Weighted-average
   Range of                   Options   contractual life Weighted-average   Options    exercise price of
   exercise prices          outstanding     (years)       exercise price  exercisable exercisable options
   ---------------          ----------- ---------------- ---------------- ----------- -------------------
   $10.50--12.75...........  2,702,744        9.28            $10.77          --             $ --
                             =========        ====            ======          ===            =====

   The weighted-average estimated fair value of the 2000 Plan stock options granted during the year ended March 3, 2001 was $7.11 per share. The fair value of options granted under the 2000 Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

       Risk-free interest rate........................................  4.74%
       Expected option life...........................................  4.8years
       Expected volatility............................................ 83.18%
       Expected dividend yield........................................  0.0%

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   During fiscal 2001, the Company granted 473,128 stock options to non-employees of the Company, primarily three officers of Cabletron and other employees of Cabletron and Enterasys Networks, Inc. Because these individuals were not employees of the Company, the options were subject to variable plan accounting at fair market value and resulted in expense of $877 through the end of the Company's second fiscal quarter. By approval of the Company's Board of Directors, these options were accelerated to become fully-vested in November 2000, and become exercisable at the time Enterasys distributes its Company common stock to Enterasys stockholders, in connection with a sale of the Company, or April 1, 2004, whichever occurs first. Based on this acceleration, the Company recorded a compensation charge of approximately $3,349 which represented the fair value of the options using the Black-Scholes option pricing model less the variable compensation charge previously recorded of $877, amounting to a total compensation charge for the year ended March 3, 2001 of $4,226.

 (b) Enterasys Equity Incentive Plan

   The Company's employees have been eligible to participate in Enterasys' equity incentive plan. Under this plan, Aprisma employees held approximately 1,041,029 stock options as of March 3, 2001, which were granted with exercise prices equal to the fair market value of the underlying common stock at the date of grant, vest over a four to five year period, and expire within ten years from the date of grant.

   Upon a distribution by Enterasys to its shareholders of the Company's stock owned by Enterasys, the Company and Enterasys have agreed that the Company will grant to the then-holders of Enterasys stock options, which were options to purchase Cabletron common stock prior to the merger of Enterasys into Cabletron, including but not limited to Company employees holding these Enterasys options, additional options under the 2000 Plan based on the number of such Enterasys stock options that would be vested as of March 1, 2002. The same distribution ratio that applies in Enterasys' distribution of the Company's common stock to its shareholders will be used to determine the number of shares of Company stock subject to the additional Company options to be granted to holders of these Enterasys options. The exercise price of these Enterasys options will be adjusted after such distribution, and the exercise price of the additional Company options will be determined, such that (1) the aggregate amount of intrinsic value (that is, the difference between exercise price and underlying stock value) in the two options immediately after such distribution does not exceed the intrinsic value in the Enterasys options immediately before such distribution, and (2) the ratio of the exercise price per share to the market value per share in each of the two options following such distribution is not reduced from the ratio that existed in the Enterasys options immediately prior to such distribution. The additional Company options will have the same vesting and exercisability provisions as the Enterasys options to which they relate, subject to special rules in the event of a sale or merger of the Company.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   A summary of Aprisma employee option activity under the current Enterasys plan is as follows:

                                                                    Weighted-
                                                        Number       average
                                                      of options  exercise price
                                                      ----------  --------------
   Options outstanding at February 28, 1998..........   896,420       $15.42
   Granted........................................... 1,088,070         7.38
   Exercised.........................................    (1,250)       10.63
   Cancelled.........................................  (852,570)       15.76
                                                      ---------
   Options outstanding at February 28, 1999.......... 1,130,670         7.39
   Granted...........................................   325,449        14.80
   Exercised.........................................  (155,388)       27.07
   Cancelled.........................................   (10,855)        7.25
                                                      ---------
   Options outstanding at February 29, 2000.......... 1,289,876         9.16
   Granted...........................................       --           --
   Exercised.........................................   (98,109)       29.37
   Cancelled.........................................  (150,738)        9.93
                                                      ---------
   Options outstanding at March 3, 2001.............. 1,041,029       $ 9.13
                                                      =========       ======
   Options exercisable at March 3, 2001..............   407,509       $ 8.99
                                                      =========       ======

   In September 1998, employees holding outstanding stock options with a value exceeding $7.25 per option were given the right to have their options canceled and repriced to $7.25 per option. The repriced options vest over a period of four to six years from September 1, 1998.

   The following table summarizes information concerning currently outstanding and exercisable Enterasys options held by Aprisma employees as of March 3, 2001:

                                          Weighted-average                              Weighted-average
                                             remaining                                   exercise price
                                Options   contractual life Weighted-average   Options    of exercisable
   Range of exercise prices   outstanding     (years)       exercise price  exercisable     options
   ------------------------   ----------- ---------------- ---------------- ----------- ----------------
   $ 7.00-10.30............      784,747        5.82            $ 7.40        316,778        $ 7.48
    12.50-17.56............      239,259        8.38             13.62         85,705         13.57
    22.63-28.44............       16,123        8.90             24.73          4,846         24.50
    49.00..................          900        8.99             49.00            180         49.00
                               ---------                                      -------
                               1,041,029        6.46            $ 9.13        407,509        $ 8.99
                               =========        ====            ======        =======        ======

   The weighted average estimated fair values of Enterasys stock options granted to Aprisma employees during the years ended February 28, 1999 and February 29, 2000 were $3.37 per share and $9.06 per share, respectively. No options were granted for the year ended March 3, 2001.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   The fair value of options granted under the Enterasys plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                              1999       2000
                                                           ---------- ----------
   Risk-free interest rate................................  5.11%      6.59%
   Expected option life...................................  3.7 years  3.7 years
   Expected volatility.................................... 76.32%     70.14%
   Expected dividend yield................................  0.0%       0.0%

   Had compensation cost for Aprisma employees who were granted stock options under the 2000 Plan and/or Enterasys' stock option plan been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                        Years ended
                                             ----------------------------------
                                             February 28, February 29, March 3,
                                                 1999         2000       2001
                                             ------------ ------------ --------
Net loss:
  As reported...............................   $(14,554)    $(8,514)   $(11,990)
  Pro forma.................................   $(14,954)    $(9,710)   $(19,631)

   The effect of applying SFAS 123 as shown in the above pro forma disclosure is not representative of the pro forma effect on operations in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

 (c) Employee Stock Purchase Plans

   Under Enterasys' two Employee Stock Purchase Plans, options to purchase common stock are granted to eligible Company employees twice yearly and are exercisable through the accumulation of employee payroll deductions from 2% to 10% of employee compensation as defined in the plan, for each plan. Accumulated payroll deductions may be used to purchase stock at 85 percent of the fair market value of the common stock at the beginning or end of the option period, whichever amount is lower, to a maximum of $12,500 in value determined at the beginning of the option period for each plan. During the years ended February 28, 1999, February 29, 2000 and March 3, 2001, 39,547 shares at a weighted average price of $9.65, 67,503 shares at weighted average price of $7.51 and 80,052 shares at a weighted average price of $15.04, respectively, were purchased by Company employees.

(12) Employee Benefit Plan

   The Company's eligible employees may participate in a plan known as the Enterasys 401(k) Plan ("the 401(k) Plan") which provides retirement benefits to the eligible employees of participant employers. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 18% of their annual compensation to the 401(k) Plan each year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, unless determined otherwise by the Enterasys Board of Directors, the 401(k) Plan provides for a basic matching contribution each quarter on behalf of each eligible participant equal

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

to the lesser of $250 or 50% of the participant's elective contributions for the quarter. The 401(k) Plan also provides for a quarterly supplemental matching contribution equal to the lesser of $250 or 50% of the participant's elective contributions if Enterasys' performance meets a specified threshold. A catch-up matching contribution may be made where the participant's elective contributions are capped during the year by Internal Revenue Service limits. Employees become vested in the matching contributions according to a three-year vesting schedule based on initial date of hire. The Company's expense related to matching contributions to the 401(k) Plan for the years ended February 28, 1999, February 29, 2000 and March 3, 2001 was $0, $148 and $191, respectively.

(13) Transactions With Enterasys and Related Parties

 Expense Allocations and Revenue Transactions

   The financial statements include allocations of certain Enterasys expenses, including information technology and support services for functions including accounting, treasury, financial and cash management, tax, payroll, stockholder and public relations, legal, human resources, and other Enterasys corporate services and infrastructure costs (see Service Agreement discussion below). All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Enterasys' management believe to be reasonable reflections of the cost of services provided to or benefits received by Aprisma. Allocations are based on headcount, revenue, square footage, usage and other appropriate methods. Allocated costs and costs incurred under the service agreement discussed below included in the statements of operations were as follows:

                                                         Years ended
                                              ----------------------------------
                                              February 28, February 29, March 3,
                                                  1999         2000       2001
                                              ------------ ------------ --------
   Cost of revenue...........................    $   37       $  454     $  346
   Selling and marketing.....................        74          554        332
   Research and development..................       602          604        939
   General and administrative................     2,553        4,515      4,429

   During the years ended February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 1, 2001, the Company had sales of $158, $658, $5,969, and $7,574, respectively, to customers in which Enterasys or Riverstone Networks, Inc. ("Riverstone") maintained investments in private debt or equity securities accounted for under the cost method of accounting. In addition, the Company received equity securities valued at $542 as of the transaction date as consideration for software sold during the nine months ended December 1, 2001 which has been recorded as a long-term investment in the accompanying balance sheet (see below).

   During the year ended March 3, 2001 and the nine months ended December 1, 2001, the Company recorded revenue of $5,198 and $2,679, respectively, from software and services sold to Compaq, holder of the outstanding shares of Series B.

 Related Party Agreements

   For purposes of governing certain of the ongoing relationships between Aprisma and Enterasys and other related parties at and after the Contribution Date and to provide for an orderly transition, Aprisma has entered into various agreements with Enterasys and other related parties, which were reflected in the financial statements starting June 3, 2000. A brief description of each of the agreements follows.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


 Transformation Agreement

   The Transformation Agreement contains key provisions relating to the separation of the Company and other related parties from Enterasys, as well as a potential initial public offering and a distribution of shares of the Company and other related parties to Enterasys stockholders. This agreement lists the documents and items that the parties delivered in order to accomplish the transfer of assets and liabilities from Enterasys to the Company, effective on the Contribution Date. This agreement also provides that the Company will not commence an initial public offering without the approval of Enterasys and that Enterasys shall, in its sole and absolute discretion, determine whether to consummate a distribution. This agreement also contains covenants relating to the exchange of information, auditing practices, resolution of disputes and other matters.

 Asset Contribution Agreement

   The Asset Contribution Agreement identifies the assets that Enterasys transferred to the Company and the liabilities that the Company assumed from Enterasys on the Contribution Date. This agreement also describes when and how these transfers and assumptions were to occur.

   Pursuant to the Asset Contribution Agreement, as consideration for the contribution of net assets to the Company, Enterasys received 38,491,222 shares of Series A of the Company. The Series A is senior to the Series B and the common stock of the Company and has a liquidation preference equal to $7.00 per share. The Series A is voting and convertible into common stock of the Company at any time at the option of the holder at a ratio of one share of common stock for every three shares of Series A (subject to adjustment for stock splits and other recapitalization events) and will automatically convert into common stock of the Company upon the closing of an underwritten firm commitment public offering of shares of the common stock of the Company.


   In connection with the Contribution, beginning on June 3, 2000, the Enterasys central treasury began to administer the cash accounts of each of its subsidiaries, including those of the Company. The subsidiaries each receive an interest income allocation consistent with the return on the portfolio managed by Enterasys. The interest is based on the average cash balance attributable to each subsidiary. In accordance with this method, Aprisma received an interest allocation of $3,058 and $1,913 for the year ended March 3, 2001 and nine months ended December 1, 2001, respectively. Since July 2001, Enterasys has settled the intercompany account by transferring an aggregate of $84,500 in cash and marketable securities to the Company. The Company manages this cash by investing it in United States Government securities with maturities less than 90 days, as well as some longer term investments and corporate bonds.


 Commercial Agreements with Related Parties

   The Company has entered into Commercial Agreements with each of GlobalNetwork Technology Services, Inc. ("GNTS"), Riverstone (both subsidiaries of Enterasys), and Enterasys (collectively known as the "other related parties") to govern the relationships between the Company and the other related parties. These agreements establish the prices and other terms and conditions under which the Company will provide and obtain products and services to and from each of the other related parties. Management believes the terms of these agreements approximate market terms. Each of these agreements provide that their terms will remain operative for three years or until a more definitive intercompany operating agreement between the parties is executed and becomes effective.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   Sales to Enterasys, Riverstone and a company in which we hold a minority investment were $7,018, $1,722 and $11,135 for the year ended March 3, 2001, and the nine months ended December 2, 2000 and December 1, 2001, respectively. Sales to related parties were $0 in each of 1999 and 2000. The Company received equity securities valued at $542 as of the transaction date as consideration for software sold during the nine months ended December 1, 2001 which has been recorded as a long-term investment in the accompanying balance sheet.

 Services Agreement

   The Company and Enterasys have entered into a Services Agreement that formalizes the terms and conditions under which Enterasys provides services to the Company. The services to be provided by Enterasys thereunder include information technology and support services for functions including accounting, treasury, financial and cash management, tax, payroll, stockholder and public relations, legal, human resources, and other administrative functions.

   The Services Agreement also allows the Company's eligible employees to continue to participate in Enterasys' benefits plans on comparable terms and conditions as existed prior to the Contribution Date. This benefit is available until the date of a distribution by Enterasys of its common stock of the Company to its stockholders or until the Company establishes benefit plans for its employees, or elects not to establish comparable plans if it is not legally or financially practicable. The Services Agreement also describes the manner in which Enterasys will share with the Company its owned and leased properties and office space.

   The Services Agreement permits Enterasys to engage subcontractors to perform all or any portion of the services described therein. This agreement allows the Company and Enterasys to adjust from time to time the nature and level of services provided by Enterasys to the Company thereunder. The Services Agreement also specifies charges for the services provided by Enterasys to the Company. The initial term of the Services Agreement expires on August 28, 2002. The Company may terminate the Services Agreement with respect to all or any of the services provided under the agreement by providing written notice of at least a full fiscal quarter prior to such termination. The Company may not terminate certain basic services such as financial reporting, employee benefits, treasury and tax services without Enterasys' permission for so long as it is a majority-owned subsidiary of Enterasys. The Company is responsible for any additional costs imposed by third parties against Enterasys that result from such a termination. Enterasys may terminate the Services Agreement with respect to any or all of the services provided under the agreement by providing the Company at least sixty days' prior written notice.

 Tax Sharing Agreement

   The Tax Sharing Agreement provides that for periods through and including a distribution by Enterasys of the Company's capital stock held by Enterasys to its stockholders, Enterasys will file all consolidated, combined or unitary income tax returns required to be filed by Enterasys with respect to the Company. For periods through and including a Company distribution, the Company agreed to file all other tax returns required to be filed by it, and to be responsible for all taxes due with respect to such returns. This agreement also requires Enterasys to pay all taxes due on returns filed by Enterasys. The Company is required to pay Enterasys an amount equal to its tax liability for periods covered by such returns, determined on a separate return basis, as determined by Enterasys in its sole discretion. The agreement also requires Enterasys to pay the Company for any benefits realized by Enterasys or other related parties from the use of the Company's tax attributes. This

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

agreement also provides that Enterasys is required to pay any tax due and will receive all refunds arising from adjustments with respect to returns filed by it, and the Company must reimburse Enterasys for taxes to the extent attributable to it or its business.

   The indemnity obligations of the Company and other related parties include taxes and interest and penalties thereon for which the Company and other related parties are liable pursuant to the terms of the tax sharing agreement.

   If a distribution of the Company, or of another related party to this agreement, to Enterasys' stockholders fails to qualify as a tax-free transaction, and such failure is the sole responsibility of the party whose stock is being distributed, or if such failure results from the stock of such party being acquired by one or more persons such that it is no longer treated as "qualified property" under sections 355 or 361(c)(2) of the Internal Revenue Code, the party whose stock is being distributed shall indemnify each other party against any resulting taxes or other damages. If a Company distribution, or the distribution of another related party to this agreement, fails to qualify as a tax-free transaction, and such failure is the responsibility both of the party whose stock is being distributed and of Enterasys, the party whose stock is being distributed and Enterasys shall severally indemnify each other party against any resulting taxes or other damages, each in proportion to its market value. If a Company distribution, or the distribution of another related party to this agreement, fails to qualify as a tax-free distribution, and such failure is the sole responsibility of Enterasys, or if such failure results from the stock of Enterasys being acquired by one or more persons such that the stock that is being distributed is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, Enterasys shall indemnify each other party against any resulting taxes or other damages.

   Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, the Company and other related parties to this agreement could be required to pay a deficiency in the group's federal income tax liability for a period during which the Company and other related parties were members of the group even if the Tax Sharing Agreement allocates that liability to Enterasys or another member.

   This agreement also assigns responsibilities for certain administrative matters such as the filing of returns, payment of taxes due, retention of records, and the conduct of audits, examinations or similar proceedings.

   See Note 16.

(14) Stock Purchase Rights, Warrants and Series B Convertible Preferred Stock

 The Strategic Investors

   Stock Purchase Rights Issued. On August 29, 2000, Enterasys entered into an amended Securities Purchase Agreement with Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P., and Morgan Stanley Dean Witter Equity Funding, Inc. and its transferees (collectively, the "Strategic Investors") and following execution of that agreement the Company granted to the Strategic Investors rights to purchase shares of the Company's common stock. In the Transformation Agreement, the Company agreed with Enterasys to perform its obligations under the Securities Purchase Agreement. As of March 3, 2001, the Strategic Investors held rights to purchase:

  . Up to 129,629 shares of common stock at a purchase price of $26.04 per share;

  . up to an additional 259,259 shares of common stock at a purchase price of $26.04 per share;

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


  . up to an additional 259,259 shares of common stock at a purchase price of $33.27 per share; and

  . up to an additional 86,419 shares of common stock at a purchase price of $45.72 per share.

   The above purchase prices will each be adjusted to 90% of the gross price paid per share in a public offering if that results in a purchase price lower than the purchase price stated above, except in the case of the 259,259 shares with an initial purchase price of $26.04 per share. In addition, the above purchase prices will each be adjusted to the closing market price on the day of the Distribution if lower than the indicated purchase price stated above, except in the case of the 129,629 shares with an initial purchase price of $26.04 per share. The Company can require the Strategic Investors to purchase the 129,629 shares with an initial purchase price of $26.04 per share in connection with an initial public offering of the Company's common stock if they do not otherwise elect to purchase these shares. The shares subject to the stock purchase rights may not be purchased until ten business days before the effectiveness of a qualifying underwritten registration statement or spin off or sale of the Company and the stock purchase rights terminate if shares are not purchased on or before the date of effectiveness of the Company's registration statement in the case of an initial public offering, the consummation of a sale or the twentieth day following a spin off, subject to extensions for the purpose of seeking antitrust approvals.

   As of March 3, 2001, the stock purchase rights represented ownership of approximately 4.45% of the Company's outstanding fully-diluted common stock. The stock purchase rights provide for an adjustment such that if the Company issues additional stock options to directors, officers, employees or consultants to purchase in excess of a specified amount, the stock purchase rights will be exercisable at the same aggregate purchase price for a number of additional shares sufficient to maintain specified fully-diluted percentage ownership levels of the Company's common stock. The stock purchase agreement also provides for adjustments to the stock purchase rights in the event Enterasys contributes in excess of $5,000 of additional assets to the Company in exchange for shares of Aprisma common stock or securities convertible into shares of Aprisma common stock. This adjustment protects the strategic investors against dilution in their percentage ownership in the Company due to the issuance of the additional shares.

   IPO Valuation Warrants. If the gross price per share of common stock issued in a public offering multiplied by the number of shares of common stock outstanding immediately after such offering on a fully diluted basis exceeds $869,000, the Company is required to issue to the Strategic Investors warrants to purchase a number of shares of the Company's common stock equal to $1,250 divided by the gross price per share paid in such offering. The exercise price for these warrants will equal the gross price per share paid in such offering and these warrants will expire on the third anniversary of the date of issuance.

   Spin-Off Warrants. Concurrently with a distribution by Enterasys of the Company's capital stock to Enterasys stockholders, the Company is required to issue to the Strategic Investors warrants to purchase a number of shares equal to the number of shares that the investors would have received in such distribution if the investors had exercised the Enterasys warrants they hold immediately prior to the record date for such distribution. Subject to the adjustments provided in the Enterasys warrants, the warrants represent the right to buy 250,000 shares of Enterasys common stock at an exercise price of $45 per share and the right to buy an additional 200,000 shares of Enterasys common stock at an exercise price of $35 per share at March 3, 2001. On
August 6, 2001, Enterasys merged into Cabletron, and in this merger the Strategic Investors received warrants to purchase an additional 7,400,000 shares of Enterasys common stock at an exercise price of $6.20 per share. The exercise prices of these new warrants cannot be determined at this time because the calculation depends upon the trading prices of the Company's common stock and of Enterasys' common stock following the distribution of the Company's shares by Enterasys. The warrants expire on the later of August 29, 2007 or the third anniversary of a distribution by Enterasys of the Company's capital stock to Enterasys stockholders.

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)


   In addition, the Strategic Investors purchased preferred stock and warrants in Cabletron and rights to acquire common stock of each of Enterasys, GNTS and Riverstone. After deducting transaction fees and expense fees payable by Enterasys to the Strategic Investors, the Strategic Investors paid $87,750 for all of the above-mentioned instruments. Enterasys has agreed with the Strategic Investors as to the appropriate allocation of this aggregate consideration among the instruments issued to the Strategic Investors and Cabletron paid to the Company $588 which is equal to the portion of the aggregate consideration allocated to the purchase rights, IPO valuation warrants and spin-off warrants issued or to be issued by the Company as determined by an independent valuation. The allocated purchase price has increased the cash and additional paid-in capital of the Company.

 Series B Convertible Preferred Stock

   On December 6, 2000, the Company issued 785,556 shares of Series B to an affiliate of Compaq in exchange for $14,000. In addition, the Compaq affiliate is entitled to receive dividends, when as and if declared by the Board of Directors. However, the Compaq affiliate is entitled to an equivalent dividend if a dividend is declared for common shareholders. In the event of a liquidation, the Compaq affiliate is entitled to receive $7.00 for each share, plus all declared and unpaid dividends. The Company may redeem the shares at a per share redemption price of $7.00 plus an amount equal to an annual return of 8% simple interest if an underwritten firm commitment public offering of shares of common stock has not occurred prior to November 20, 2002. Each three shares of Series B are convertible at the option of the holder at any time, unless previously redeemed, into one share of common stock, subject to adjustment in certain events. Series B has voting rights equal to the number of common shares which would be received upon conversion.

(15) Leases

   The Company's principal administrative, sales, marketing, and research and development facilities are located in an approximately sixty-three thousand square foot facility located in Durham, New Hampshire. Enterasys entered into a lease with respect to this facility on October 19, 1992, and provides occupancy services to the Company at the facility under the Services Agreement between the Company and Enterasys. The term of the lease expires on February 28, 2002.

   During early 2002, the Company is expecting to move its principal administrative, sales, marketing, and research and development facilities to an approximately one hundred thousand square foot facility located in Portsmouth, New Hampshire. The Company entered into a lease with respect to this facility on December 4, 2000. The initial term of the lease expires 10 years from the date of occupancy.

   Future minimum payments as of March 3, 2001 under noncancelable operating leases consist of the following:

   Fiscal year:
     2002.............................................................. $ 1,094
     2003..............................................................   1,518
     2004..............................................................   1,541
     2005..............................................................   1,602
     2006..............................................................   1,556
     Thereafter........................................................   8,010
                                                                        -------
       Total minimum lease payments.................................... $15,321
                                                                        =======

             APRISMA MANAGEMENT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   (A Subsidiary of Enterasys Networks, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
       February 29, 2000, March 3, 2001 and December 1, 2001 (unaudited)
                (In thousands, except share and per share data)

   Rental expenses under noncancelable operating leases for the years ended February 28, 1999, February 29, 2000 and March 3, 2001, and the nine months ended December 2, 2000 and December 1, 2001 were $871, $826, $993, $729 and $678, respectively.

(16) Subsequent Events




 Acquisition of Assets

   During July 2001, Aprisma acquired from GNTS 45 contracts, computer equipment, and 32 non-executive employees. The Company accounted for this transaction as an acquisition of assets.

 Holding Company Reorganization

   On July 11, 2001, Enterasys formed Aprisma Holdings, Inc., a Delaware corporation ("Aprisma Holding"). On July 30, 2001, Enterasys transferred its ownership interest in the Company to Aprisma Holding, and on August 7, 2001, Enterasys transferred minority equity and convertible debt instruments in several private companies and approximately $10,000 of cash to Aprisma Holding. Prior to the Distribution, the Company expects to form Aprisma Management Technologies, LLC, a Delaware limited liability company ("Aprisma LLC"), and contribute substantially all of its operating assets and liabilities to Aprisma LLC. Also, prior to the Distribution, the Company expects that Aprisma Holding will contribute its approximately $10,000 in cash to the Company and that, as consideration for this contribution, the Company will issue additional shares of Series A to Enterasys. In connection with this transaction, the Company expects to agree to fund the costs of the expected distribution of its shares of common stock by Enterasys. The Company expects these costs will be between $10,000 and $13,000.


 Option Grants

   On November 19 and December 3, 2001, the Company granted to its employees options to purchase 711,033 and 219,516 shares, respectively, of its common stock at an exercise price of $9.75 per share. The options granted to executive officers of the Company were subject to approval by the Incentive Compensation Committee of the Enterasys Board of Directors. This committee approved these grants on January 4, 2002.
 Reverse Stock Split

   On January 8, 2002, the Company effected a one-for-three reverse split of its common stock. All common share and per share data in these financial consolidated statements and related footnotes have been retroactively restated to reflect this reverse stock split.


 Fiscal Year End

   On December 21, 2001, the Company changed its fiscal year end to the Saturday closest to the last day in December of each year.

                                                                      Schedule 1

                     APRISMA MANAGEMENT TECHNOLOGIES, INC.
                   (A Subsidiary of Enterasys Networks, Inc.)

                       Valuation and Qualifying Accounts
          For the years ended February 28, 1999, February 29, 2000 and
       March 3, 2001, and nine months ended December 1, 2001 (Unaudited)
                                 (In thousands)

                                            Balance at Charged Amounts  Balance
                                            beginning    to    written  at end
    Description                             of period  expense   off   of period
    -----------                             ---------- ------- ------- ---------
Allowance for doubtful accounts:
  Year ended February 28, 1999.............   $  400   $  631   $(572)  $  459
  Year ended February 29, 2000.............      459      636    (516)     579
  Year ended March 3, 2001.................      579    1,310    (110)   1,779
  Nine months ended December 1, 2001.......    1,779      485    (788)   1,476

                         [LOGO OF APRISMA APPEARS HERE]

                                 EXHIBIT INDEX


 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  2.1+*  Amended and Restated Transformation Agreement, effective as of June 3,
         2000, among Cabletron Systems, Inc. ("Cabletron"), Aprisma Management
         Technologies, Inc. ("Aprisma"), Enterasys Networks, Inc., then a subsidiary of Cabletron ("Enterasys"), GlobalNetwork Technology
         Services, Inc. ("GNTS") and Riverstone Networks, Inc. ("Riverstone").
  2.2*   Agreement Regarding Amended and Restated Transformation Agreement.
  2.3+*  Amended and Restated Asset Contribution Agreement, effective as of
         June 3, 2000, between Cabletron and Aprisma.
  2.4*   Tax Sharing Agreement, dated as of June 3, 2000, among Cabletron,
         Aprisma, Enterasys, GNTS and Riverstone.
  2.5+*  Memorandum of Agreement, dated as of June 3, 2000, Regarding Aprisma-
         Riverstone Inter-Company Operations.
  2.6+*  Memorandum of Agreement, dated as of June 3, 2000, Regarding Aprisma-
         Enterasys Inter-Company Operations ("A-E Inter-Company Agreement").
  2.7*   Services Agreement, dated August 28, 2000, by and among Cabletron and
         Aprisma.
  2.8    Distribution-Related Option Agreement among Cabletron, Aprisma,
         Enterasys, GNTS and Riverstone, dated August 28, 2000.
  2.9*   Amendment to A-E Inter-Company Agreement.
  2.10   Amendment to Distribution-Related Option Agreement.
  2.11*  Aprisma Management Technologies LLC ("Aprisma LLC") Limited Liability
         Company Agreement.
  2.12+  Contribution Agreement, dated as of January 17, 2002, between Aprisma and Aprisma LLC prior to the distribution.

  3.1*   Form of Amended and Restated Certificate of Incorporation.
  3.2*   Form of Amended and Restated By-Laws.
  4.1*   Specimen Common Stock Certificate.
  4.2*   Form of Stock Purchase Right.
  4.3*   Form of Warrant to be issued upon the distribution to the Strategic
         Investors.
  4.4    Form of Series B Convertible Preferred Stock Certificate.

 10.1*   2000 Equity Incentive Plan.
 10.2*   Form of Option Grant under 2000 Equity Incentive Plan.
 10.3*   Change-In-Control Severance Benefit Plan for Key Employees.
 10.4*   Registration Rights Agreement between the Strategic Investors and
         Aprisma, dated August 29, 2000.
 10.5*   Standstill Agreement between Cabletron and Silver Lake, dated August
         29, 2000.
 10.6*   Amended and Restated Securities Purchase Agreement between Cabletron and Silver Lake dated August 29, 2000.
 10.7*   Assignment Agreement among Silver Lake and the Investors named therein, dated August 29, 2000.
 10.8*   First Amendment to Amended and Restated Securities Purchase Agreement,
         Standstill Agreement and Registration Rights Agreement, dated as of
         July 12, 2001, by and between Cabletron and Silver Lake.
 10.9*   Sublease between 273 Corporate Drive, LLC and Aprisma, dated December
         4, 2000.
 10.10   Employee Stock Purchase Plan.
 21.1*   Subsidiaries of Aprisma.

--------

+ Aprisma agrees to furnish supplementally to the Commission, a copy of any omitted schedule or exhibit to such agreement, upon request by the Commission.

*  Previously filed.